FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, August 26, 2004 Home Equity Pass-Through Certificates, Series 2004-4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115435
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


04041545



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: /s/ John P. Graham
Name: John P. Graham
Title: Vice President

Dated: August 26, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[470,000,200] **(Approximate)**

Home Equity Mortgage Pass-Through Certificates, Series 2004-4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[371,300,000]	Senior/Adj	LIBOR+[]%	1.7	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[19,975,000]	Mezzanine/Adj	LIBOR + []%	5.1	AA+/Aa1
M-2	[18,800,000]	Mezzanine/Adj	LIBOR + []%	4.7	AA/Aa2
M-3	[10,575,000]	Mezzanine/Adj	LIBOR + []%	4.6	AA-/Aa3
M-4	[10,575,000]	Mezzanine/Adj	LIBOR + []%	4.5	A+/A1
M-5	[9,400,000]	Mezzanine/Adj	LIBOR + []%	4.5	A/A2
M-6	[10,575,000]	Mezzanine/Adj	LIBOR + []%	4.4	A-/A3
B-1	[7,050,000]	Subordinate/Adj	LIBOR + []%	4.4	BBB+/Baa1
B-2	[8,225,000]	Subordinate/Adj	LIBOR + []%	4.3	BBB/Baa2
B-3	[3,525,000]	Subordinate/Adj	LIBOR + []%	4.3	BBB-/Baa3
Total	[470,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Credit Risk Manager:	The MurrayHill Company
Credit Insurance Provider:	Old Republic Insurance Company
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregated principal balances of the covered loans as of the Cut-Off Date subject to certain limitations. About 34.78% of the Mortgage Loans are covered under the policy and the remaining 65.22% of the Mortgage Loans are not covered under the policy.
Cut-off Date:	August 1, 2004 for the initial mortgage loans.
Deal Settlement:	On or about August 27, 2004
Investor Settlement:	On or about August 31, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in September 2004.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-R Certificates and the A-RL Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date. With regard to the Class A-R Certificate and the A-RL Certificates, the calendar month preceding the month of that Distribution Date.
Delay Days:	0 days with respect to the Offered Certificates other than the Class A-R Certificate and the Class A-RL Certificates and 24 days with respect to the Class A-R Certificates and the Class A-RL Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes a constant prepayment of 30.0% CPR.
Prefunding Amount:	[$10,878,766]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, and Class B-3 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination: [10%] optional clean-up call.

Maximum Pool Balance: The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates other than the Class A-R Certificates and Class A-RL Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (2) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates.

Pass-through Rate: For the offered Certificates other than the Class A-R Certificates and the Class A-RL Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class A-R Certificates and Class A-RL Certificates, the Net Funds Cap.

Net Funds Cap: With respect to each Distribution Date, for the offered Certificates other than the Class A-R Certificates and the Class A-RL Certificates, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee, by (y) the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) the actual number of days in the immediately preceding interest accrual period divided by 360.

Principal and Interest Advancing: The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding distribution date and any unpaid Interest Carry Forward Amount from the immediately preceding distribution date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.

Interest Remittance Amount: For any distribution date will equal the sum of (1) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Mortgage Pool Insurance Policy with respect to the related Distribution Date allocable to interest.

Principal Remittance Amount: For any distribution date will be equal to the sum of (1) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (6) regarding the November 2004 Distribution Date, the amount remaining in the Funding Account at the end of the Funding Period and (7) payments made under the Mortgage Pool Insurance Policy with respect to the related Distribution Date allocable to principal.

Principal Payment Amount: For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy
2. Excess cashflow
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[21.00]%	[25.50]%	[51.00]%
M-1	[16.75]%	[21.25]%	[42.50]%
M-2	[12.75]%	[17.25]%	[34.50]%
M-3	[10.50]%	[15.00]%	[30.00]%
M-4	[8.25]%	[12.75]%	[25.50]%
M-5	[6.25]%	[10.75]%	[21.50]%
M-6	[4.00]%	[8.50]%	[17.00]%
B-1	[2.50]%	[7.00]%	[14.00]%
B-2	[0.75]%	[5.25]%	[10.50]%
B-3	[0.00]%	[4.50]%	[9.00]%

* Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.
** On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [4.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [9.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in September 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [51.00]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
September 2004 – August 2007	N/A
September 2007 – August 2008	[]
September 2008 – August 2009	[]
September 2009 – August 2010	[]
September 2010 – August 2011	[]
September 2011 and thereafter	[]

Registration:

The Offered Certificates, other than the Class A-R Certificates and the Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class M-6 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. to the Class B-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in November 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;

3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
10. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
11. to the Class B-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
12. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:
1. Commencing on the distribution date in November 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-6 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
11. to the Class B-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-3 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
12. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first Distribution Date, 100% of the Monthly Excess Cashflow available under this Clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class M-6 Certificates, any unpaid realized loss amounts for such Class;
10. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
11. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
12. to the Class B-3 Certificates, any unpaid realized loss amounts for such Class;

13. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;
14. To the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (14).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.77	2.50	1.68	1.10	0.88	0.60
First Pay (Months)	09/04	09/04	09/04	09/04	09/04	09/04
Last Pay (Months)	04/17	03/13	11/10	07/07	11/06	02/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.67	5.08	4.00	2.42	1.60
First Pay (Months)	08/08	12/07	12/08	07/07	11/06	02/06
Last Pay (Months)	04/17	03/13	11/10	06/09	03/07	05/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.65	4.74	4.82	2.74	1.81
First Pay (Months)	08/08	11/07	07/08	06/09	03/07	05/06
Last Pay (Months)	04/17	03/13	11/10	06/09	07/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.65	4.59	4.65	3.39	2.00
First Pay (Months)	08/08	11/07	04/08	01/09	07/07	07/06
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	09/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.64	4.51	4.34	3.82	2.16
First Pay (Months)	08/08	10/07	03/08	08/08	06/08	09/06
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	11/06

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.63	4.45	4.13	3.82	2.34
First Pay (Months)	08/08	10/07	01/08	06/08	06/08	11/06
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	01/07

Class M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.63	4.40	3.97	3.82	2.48
First Pay (Months)	08/08	10/07	12/07	03/08	06/08	01/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

Class B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.63	4.37	3.87	3.80	2.49
First Pay (Months)	08/08	09/07	11/07	01/08	05/08	02/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.62	4.35	3.79	3.65	2.49
First Pay (Months)	08/08	09/07	10/07	12/07	02/08	02/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

Class B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.62	4.32	3.75	3.53	2.49
First Pay (Months)	08/08	09/07	10/07	11/07	01/08	02/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

To Maturity

Class A	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.89	2.69	1.83	1.10	0.88	0.60
First Pay (Months)	09/04	09/04	09/04	09/04	09/04	09/04
Last Pay (Months)	05/22	08/19	08/18	07/07	11/06	02/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.76	6.26	5.55	5.95	2.42	1.60
First Pay (Months)	08/08	12/07	12/08	07/07	11/06	02/06
Last Pay (Months)	07/20	08/19	12/16	07/15	03/07	05/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.24	5.20	5.81	2.74	1.81
First Pay (Months)	08/08	11/07	07/08	06/09	03/07	05/06
Last Pay (Months)	11/19	06/19	07/16	10/13	07/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.23	5.04	4.99	5.23	2.00
First Pay (Months)	08/08	11/07	04/08	01/09	07/07	07/06
Last Pay (Months)	08/19	06/19	12/15	05/13	04/13	09/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.21	4.95	4.67	5.84	2.16
First Pay (Months)	08/08	10/07	03/08	08/08	09/09	09/06
Last Pay (Months)	08/19	05/19	08/15	02/13	06/11	11/06

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.19	4.87	4.45	4.86	2.34
First Pay (Months)	08/08	10/07	01/08	06/08	01/09	11/06
Last Pay (Months)	08/19	11/18	03/15	10/12	02/11	01/07

Class M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.15	4.80	4.27	4.35	2.56
First Pay (Months)	08/08	10/07	12/07	03/08	08/08	01/07
Last Pay (Months)	08/19	04/18	09/14	06/12	10/10	04/07

Class B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.10	4.74	4.15	4.04	2.79
First Pay (Months)	08/08	09/07	11/07	01/08	05/08	04/07
Last Pay (Months)	08/19	06/17	02/14	12/11	06/10	07/07

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.74	6.04	4.67	4.03	3.84	4.10
First Pay (Months)	08/08	09/07	10/07	12/07	02/08	07/07
Last Pay (Months)	08/19	10/16	08/13	07/11	02/10	05/10

Class B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.73	5.97	4.58	3.95	3.69	4.35
First Pay (Months)	08/08	09/07	10/07	11/07	01/08	10/08
Last Pay (Months)	06/19	11/15	11/12	12/10	08/09	03/09

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored)

Period	Net Funds Cap	Period	Net Funds Cap
1	10.23%	61	8.25%
2	8.53%	62	8.53%
3	8.25%	63	8.25%
4	8.53%	64	8.53%
5	8.25%	65	8.25%
6	8.25%	66	8.25%
7	9.14%	67	9.14%
8	8.25%	68	8.25%
9	8.53%	69	8.53%
10	8.25%	70	8.25%
11	8.53%	71	8.53%
12	8.25%	72	8.25%
13	8.25%	73	8.25%
14	8.53%	74	8.53%
15	8.25%	75	8.25%
16	8.53%	76	8.53%
17	8.25%	77	8.25%
18	8.25%	78	8.25%
19	9.14%	79	9.14%
20	8.25%	80	8.25%
21	8.53%	81	8.53%
22	8.25%	82	8.25%
23	8.53%	83	8.53%
24	8.25%	84	8.25%
25	8.25%	85	8.25%
26	8.53%	86	8.53%
27	8.25%	87	8.25%
28	8.53%	88	8.53%
29	8.25%	89	8.25%
30	8.25%	90	8.25%
31	9.14%	91	8.82%
32	8.25%	92	8.25%
33	8.53%	93	8.53%
34	8.25%	94	8.25%
35	8.53%	95	8.53%
36	8.25%	96	8.25%
37	8.25%	97	8.25%
38	8.53%	98	8.53%
39	8.25%	99	8.25%
40	8.53%	100	8.53%
41	8.25%	101	8.25%
42	8.25%	102	8.25%
43	8.82%	103	9.13%
44	8.25%	104	8.25%
45	8.53%	105	8.52%
46	8.25%	106	8.25%
47	8.53%	107	8.52%
48	8.25%	108	8.25%
49	8.25%	109	8.25%
50	8.53%	110	8.52%
51	8.25%	111	8.25%
52	8.53%	112	8.52%
53	8.25%	113	8.25%
54	8.25%	114	8.25%
55	9.14%	115	9.13%
56	8.25%	116	8.25%
57	8.53%	117	8.52%
58	8.25%	118	8.25%
59	8.53%	119	8.52%
60	8.25%	120	8.25%

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.600%	6.804%	61	5.066%	3.137%
2	1.747%	6.307%	62	5.195%	3.191%
3	1.944%	6.036%	63	5.394%	2.834%
4	2.038%	6.030%	64	5.195%	3.191%
5	2.183%	5.807%	65	5.484%	2.751%
6	2.131%	5.867%	66	5.306%	2.915%
7	2.549%	5.753%	67	5.732%	3.090%
8	2.232%	5.783%	68	5.059%	3.144%
9	2.606%	5.521%	69	5.259%	3.134%
10	2.593%	5.445%	70	5.599%	2.644%
11	2.666%	5.485%	71	5.349%	3.054%
12	2.885%	5.183%	72	5.715%	2.537%
13	2.917%	5.165%	73	5.324%	2.899%
14	3.008%	5.190%	74	5.458%	2.955%
15	3.274%	4.822%	75	5.664%	2.584%
16	3.132%	5.074%	76	5.450%	2.654%
17	3.451%	4.652%	77	5.749%	2.186%
18	3.420%	4.681%	78	5.555%	2.366%
19	3.774%	4.749%	79	5.996%	2.581%
20	3.403%	4.697%	80	5.279%	2.621%
21	3.596%	4.644%	81	5.480%	2.628%
22	3.880%	4.246%	82	5.826%	2.116%
23	3.886%	4.381%	83	5.550%	2.564%
24	3.833%	4.293%	84	5.921%	2.031%
25	3.918%	4.214%	85	5.500%	2.417%
26	3.953%	4.324%	86	5.630%	2.493%
27	4.134%	4.016%	87	5.836%	2.106%
28	4.016%	4.270%	88	5.605%	2.515%
29	4.298%	3.869%	89	5.910%	2.040%
30	4.121%	4.036%	90	5.703%	2.228%
31	4.511%	4.149%	91	6.013%	2.358%
32	4.012%	4.140%	92	5.557%	2.363%
33	4.189%	4.127%	93	5.621%	2.501%
34	4.478%	3.722%	94	5.983%	1.976%
35	4.302%	4.034%	95	5.701%	2.440%
36	4.504%	3.707%	96	5.942%	2.049%
37	4.433%	3.775%	97	5.808%	2.193%
38	4.450%	3.769%	98	5.797%	2.431%
39	4.637%	3.358%	99	6.014%	2.066%
40	4.484%	3.694%	100	5.775%	2.506%
41	4.787%	3.273%	101	6.093%	2.056%
42	4.573%	3.491%	102	5.878%	2.272%
43	4.881%	3.559%	103	6.349%	2.516%
44	4.565%	3.529%	104	5.571%	2.613%
45	4.600%	3.672%	105	5.784%	2.648%
46	4.931%	3.205%	106	6.154%	2.164%
47	4.729%	3.561%	107	5.855%	2.654%
48	4.946%	3.199%	108	6.096%	2.285%
49	4.861%	3.281%	109	5.951%	2.337%
50	4.874%	3.440%	110	5.933%	2.621%
51	5.071%	3.094%	111	6.150%	2.317%
52	4.897%	3.427%	112	5.897%	2.804%
53	5.177%	3.003%	113	6.219%	2.382%
54	5.020%	3.152%	114	5.992%	2.621%
55	5.428%	3.325%	115	6.471%	2.747%
56	4.802%	3.361%	116	5.665%	2.916%
57	4.995%	3.355%	117	5.881%	3.007%
58	5.319%	2.891%	118	6.257%	2.583%
59	5.085%	3.281%	119	5.946%	3.076%
60	5.433%	2.794%	120	6.192%	2.743%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	14.0%	29.08%	7.09
M-2	11.7%	25.29%	7.73
M-3	10.5%	23.19%	9.30
M-4	9.3%	21.00%	9.69
M-5	8.2%	18.90%	9.71
M-6	7.1%	16.71%	9.75
B-1	6.4%	15.27%	10.49
B-2	5.8%	14.00%	11.15
B-3	5.5%	13.35%	11.30

Statistical Collateral Summary – Total Pool

All information on the initial Mortgage Loans is approximate and is based off of scheduled balances as of the 08/01/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the initial Mortgage Loans, respectively.

Total Number of Loans		10,436				
Total Outstanding Loan Balance	$	459,120,853.34		Min		Max
Average Loan Current Balance	$	43,993.95	$	1,467.28	$	372,674.37
Weighted Average Combined LTV		95.70%		2.63%		100.00%
Weighted Average Coupon		9.51%		5.63%		14.99%
Weighted Average FICO (Non-Zero)		689				
Weighted Average Age (Months)		3				
% Prepayment Penalties		41.97%				
% Balloons		71.93%				
% Second Liens		99.85%				

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,529	$ 47,388,655.09	10.32	678	95.10	9.69	77.26
25,000.01 - 50,000.00	4,834	$ 173,459,313.94	37.78	683	96.50	9.54	89.31
50,000.01 - 75,000.00	1,979	$ 121,119,952.04	26.38	690	96.21	9.52	92.50
75,000.01 - 100,000.00	655	$ 56,811,714.97	12.37	699	95.76	9.41	94.34
100,000.01 - 125,000.00	219	$ 24,564,880.04	5.35	694	96.29	9.57	95.81
125,000.01 - 150,000.00	106	$ 14,720,309.98	3.21	706	92.79	9.26	94.35
150,000.01 - 175,000.00	47	$ 7,663,311.95	1.67	718	92.75	9.73	87.36
175,000.01 - 200,000.00	63	$ 12,254,559.15	2.67	711	86.47	9.02	92.02
200,000.01 - 225,000.00	1	$ 203,980.28	0.04	739	100.00	7.25	100.00
225,000.01 - 250,000.00	1	$ 244,339.65	0.05	783	94.81	6.25	100.00
300,000.01 - 325,000.00	1	$ 317,161.88	0.07	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 372,674.37	0.08	628	70.00	10.25	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,536	$ 47,534,449.33	10.35	679	94.99	9.69	77.33
25,000.01 - 50,000.00	4,832	$ 173,550,901.35	37.80	683	96.52	9.54	89.29
50,000.01 - 75,000.00	1,976	$ 121,032,090.96	26.36	690	96.24	9.52	92.54
75,000.01 - 100,000.00	653	$ 56,662,194.40	12.34	699	95.76	9.42	94.32
100,000.01 - 125,000.00	219	$ 24,564,880.04	5.35	694	96.29	9.57	95.81
125,000.01 - 150,000.00	106	$ 14,720,309.98	3.21	706	92.79	9.26	94.35
150,000.01 - 175,000.00	47	$ 7,663,311.95	1.67	718	92.75	9.73	87.36
175,000.01 - 200,000.00	63	$ 12,254,559.15	2.67	711	86.47	9.02	92.02
200,000.01 - 225,000.00	1	$ 203,980.28	0.04	739	100.00	7.25	100.00
225,000.01 - 250,000.00	1	$ 244,339.65	0.05	783	94.81	6.25	100.00
300,000.01 - 325,000.00	1	$ 317,161.88	0.07	671	80.00	10.88	100.00
350,000.01 - 375,000.00	1	$ 372,674.37	0.08	628	70.00	10.25	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	5	$	181,430.99	0.04	-	89.17	10.74	100.00
501 - 525	1	$	60,574.14	0.01	517	100.00	9.50	100.00
526 - 550	1	$	25,460.67	0.01	536	99.97	11.75	100.00
551 - 575	7	$	185,178.96	0.04	565	95.78	10.53	100.00
576 - 600	113	$	4,047,960.76	0.88	595	98.65	10.63	100.00
601 - 625	1,219	$	41,691,478.17	9.08	615	98.61	10.20	99.72
626 - 650	1,647	$	65,006,655.17	14.16	639	96.36	10.14	97.50
651 - 675	1,693	$	77,447,234.05	16.87	664	96.50	10.28	95.03
676 - 700	1,888	$	88,896,615.18	19.36	688	95.34	9.49	90.51
701 - 725	1,487	$	69,658,211.01	15.17	712	95.17	9.08	85.29
726 - 750	1,163	$	56,191,459.09	12.24	737	94.74	8.71	83.15
751 - 775	772	$	37,045,810.41	8.07	762	94.06	8.64	79.96
776 - 800	384	$	16,437,392.51	3.58	785	93.35	8.28	76.16
801 - 825	53	$	2,153,843.10	0.47	807	90.01	8.00	83.74
826 - 850	3	$	91,549.13	0.02	835	50.31	6.74	100.00
Total:	**10,436**	**$**	**459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	8	$	41,948.63	0.01	770	14.85	7.35	100.00
61 - 120	22	$	641,867.12	0.14	680	82.80	9.43	100.00
121 - 180	7,643	$	346,112,877.14	75.39	694	95.51	9.43	88.10
181 - 240	2,113	$	81,989,456.64	17.86	666	97.68	10.01	98.00
241 - 300	1	$	110,855.40	0.02	694	94.65	10.88	100.00
301 - 360	649	$	30,223,848.41	6.58	699	92.80	9.15	91.41
Total:	**10,436**	**$**	**459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	12	$	92,554.94	0.02	763	19.99	7.92	100.00
61 - 120	22	$	688,475.75	0.15	669	86.16	9.69	100.00
121 - 180	7,640	$	346,049,774.44	75.37	694	95.52	9.43	88.10
181 - 240	2,112	$	81,955,344.40	17.85	666	97.69	10.01	98.00
241 - 300	1	$	110,855.40	0.02	694	94.65	10.88	100.00
301 - 360	649	$	30,223,848.41	6.58	699	92.80	9.15	91.41
Total:	**10,436**	**$**	**459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	722	$ 40,969,230.13	8.92	709	92.05	9.54	72.56
Condominium	734	$ 29,596,680.73	6.45	694	96.31	9.66	90.40
Co-op	4	$ 79,224.06	0.02	701	89.78	8.45	100.00
PUD	2,099	$ 98,316,868.48	21.41	694	95.92	9.53	86.82
Single Family Residence	6,875	$ 290,023,869.58	63.17	684	96.08	9.49	93.66
Unknown	2	$ 134,980.36	0.03	676	94.86	9.08	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	1,163	$ 37,560,818.96	8.18	721	90.07	10.32	-
Primary	9,071	$ 413,697,195.49	90.11	686	96.30	9.45	100.00
Secondary	202	$ 7,862,838.89	1.71	723	90.99	9.27	-
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	7,859	$ 347,347,273.79	75.65	694	96.85	9.56	88.49
Refinance - Cashout	2,095	$ 92,233,980.58	20.09	672	91.76	9.43	95.37
Refinance - Rate Term	482	$ 19,539,598.97	4.26	678	93.73	9.19	93.96
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Combined LTV -	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	16	$ 380,958.06	0.08	748	8.62	8.97	100.00
10.01 - 20.00	4	$ 95,321.88	0.02	754	15.95	7.03	100.00
20.01 - 30.00	10	$ 395,756.81	0.09	703	26.73	8.83	100.00
30.01 - 40.00	9	$ 501,502.94	0.11	728	36.59	7.16	92.12
40.01 - 50.00	12	$ 579,412.19	0.13	730	44.70	7.14	100.00
50.01 - 60.00	17	$ 931,754.53	0.20	701	55.89	7.41	92.00
60.01 - 70.00	60	$ 3,804,746.21	0.83	698	66.76	8.35	86.24
70.01 - 80.00	229	$ 15,197,608.95	3.31	705	77.81	8.25	76.42
80.01 - 90.00	1,899	$ 77,607,798.08	16.90	701	88.85	9.15	68.78
90.01 - 95.00	1,901	$ 82,750,304.84	18.02	704	94.69	9.45	79.74
95.01 - 100.00	6,279	$ 276,875,688.85	60.31	680	99.89	9.74	99.93
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,471	$ 154,155,481.28	33.58	696	95.29	9.49	92.69
Nevada	1,316	$ 57,421,075.83	12.51	705	95.96	9.58	74.57
Arizona	826	$ 26,732,150.47	5.82	693	96.98	9.56	85.25
New York	455	$ 26,683,204.97	5.81	704	89.39	8.87	86.67
Florida	537	$ 20,630,138.53	4.49	679	95.64	9.72	90.17
Washington	369	$ 14,665,504.62	3.19	674	98.40	9.50	95.37
Virginia	307	$ 13,799,453.07	3.01	680	95.46	9.75	98.05
Maryland	288	$ 13,350,711.45	2.91	674	97.22	10.00	97.03
New Jersey	269	$ 12,543,850.80	2.73	703	91.25	9.32	79.51
Texas	403	$ 11,802,767.27	2.57	690	97.32	9.30	90.72
Oregon	275	$ 9,938,712.39	2.16	673	97.93	9.52	94.97
Colorado	219	$ 9,408,566.81	2.05	680	97.15	9.63	95.72
Michigan	264	$ 8,299,205.33	1.81	668	96.52	9.88	97.46
Illinois	217	$ 8,099,665.36	1.76	681	96.44	9.70	97.71
Pennsylvania	229	$ 7,745,934.45	1.69	693	94.98	9.23	92.61
Other	1,991	$ 63,844,430.71	13.91	667	97.56	9.56	95.07
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	4,961	$ 192,783,054.42	41.99	675	96.90	9.11	92.82
NINA	338	$ 16,862,773.58	3.67	713	87.90	9.96	88.48
Reduced	4,432	$ 214,330,483.87	46.68	698	95.66	9.81	87.95
Stated/Stated	705	$ 35,144,541.47	7.65	700	93.10	9.74	89.15
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	134	$ 5,997,816.70	1.31	747	86.39	6.00	99.08
6.001 - 6.500	271	$ 11,766,385.93	2.56	744	88.63	6.37	97.20
6.501 - 7.000	401	$ 19,680,843.74	4.29	735	90.34	6.85	96.51
7.001 - 7.500	327	$ 16,510,155.93	3.60	731	91.70	7.36	92.25
7.501 - 8.000	625	$ 29,790,761.29	6.49	727	94.47	7.88	92.58
8.001 - 8.500	656	$ 30,526,674.98	6.65	706	95.76	8.38	92.95
8.501 - 9.000	1,387	$ 58,084,563.50	12.65	681	96.58	8.82	94.09
9.001 - 9.500	1,250	$ 53,921,819.83	11.74	679	96.56	9.34	92.31
9.501 - 10.000	1,874	$ 81,401,949.63	17.73	683	96.31	9.85	86.80
10.001 - 10.500	770	$ 33,842,414.42	7.37	676	96.70	10.34	91.08
10.501 - 11.000	1,024	$ 46,656,448.64	10.16	673	97.24	10.86	90.69
11.001 - 11.500	518	$ 22,922,262.40	4.99	661	97.90	11.33	93.14
11.501 - 12.000	1,022	$ 41,986,777.80	9.15	676	96.39	11.91	73.85
12.001 - 12.500	91	$ 3,334,889.88	0.73	654	97.19	12.33	85.68
12.501 - 13.000	56	$ 1,766,805.69	0.38	625	97.78	12.78	100.00
13.001 - 13.500	13	$ 393,777.27	0.09	629	99.38	13.27	100.00
13.501 - 14.000	8	$ 346,454.61	0.08	630	96.39	13.82	100.00
14.001 - 14.500	6	$ 127,962.03	0.03	621	98.76	14.33	100.00
14.501 - 15.000	3	$ 62,089.07	0.01	622	100.00	14.89	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	6,161	$ 266,448,198.70	58.03	698	94.53	9.46	87.18
3	27	$ 1,846,719.46	0.40	723	89.91	9.23	82.84
4	3	$ 77,731.83	0.02	689	91.28	9.99	74.37
6	92	$ 6,348,377.33	1.38	700	92.19	10.22	77.91
12	554	$ 35,844,847.87	7.81	701	95.67	9.29	86.25
21	1	$ 103,821.42	0.02	704	100.00	10.20	100.00
24	1,196	$ 55,092,868.46	12.00	678	98.24	9.88	95.15
36	2,284	$ 88,419,546.47	19.26	663	98.12	9.51	98.54
48	1	$ 28,932.15	0.01	793	100.00	9.00	100.00
60	117	$ 4,909,809.65	1.07	699	93.67	9.51	87.11
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

LIEN POSITION	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	20	$ 703,368.67	0.15	732	51.28	7.59	86.38
2	10,416	$ 458,417,484.67	99.85	689	95.76	9.52	90.11
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

DERIVED INFORMATION [8/26/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4

WAL Table for Class A-121

	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	1.86	0.966	0.64	0.48	0.37
Mod Dum	1.82	0.95	0.64	0.48	0.37
Principal Window Begin	09/04	09/04	09/04	09/04	09/04
Principal Window End	12/08	10/06	01/06	08/05	05/05

WAL Table for Class A-122

	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	8.66	4.62	2.56	1.60	1.20
Mod Dum	7.89	4.39	2.49	1.58	1.19
Principal Window Begin	12/08	10/06	01/06	08/05	05/05
Principal Window End	08/19	04/14	11/10	01/07	05/06

WAL Table for Class A-2

Price	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	14.99	9.65	6.24	2.51	1.86
Mod Dum	12.89	8.76	5.87	2.45	1.83
Principal Window Begin	08/19	04/14	11/10	01/07	05/06
Principal Window End	08/19	04/14	11/10	04/07	08/06

```
!  HEMT04_4V2.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139  ,  subroutines 3.1a1
!!   08/26/2004   9:02 AM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC12563277)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 30
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 30 END_CPR 30
!
  DEFINE CONSTANT #OrigCollBal = 470000000.00
  DEFINE CONSTANT #OrigCollBal1 = 163483638.11
  DEFINE CONSTANT #OrigCollBal2 = 306516361.89
!
  DEFINE CONSTANT #OrigBondBal = 470000000.00
  DEFINE CONSTANT #OrigBondBal1 = 163483638.11
  DEFINE CONSTANT #OrigBondBal2 = 306516361.89
!
  DEFINE CONSTANT #SpecSenEnhPct = 51%
  DEFINE CONSTANT #ATargPct = 49.000000000000%
  DEFINE CONSTANT #M1TargPct = 57.500000000000%
  DEFINE CONSTANT #M2TargPct = 65.500000000000%
  DEFINE CONSTANT #M3TargPct = 70.000000000000%
  DEFINE CONSTANT #M4TargPct = 74.500000000000%
  DEFINE CONSTANT #M5TargPct = 78.500000000000%
  DEFINE CONSTANT #M6TargPct = 83.000000000000%
  DEFINE CONSTANT #B1TargPct = 86.000000000000%
  DEFINE CONSTANT #B2TargPct = 89.500000000000%
  DEFINE CONSTANT #B3TargPct = 91.000000000000%
  DEFINE #BondBal                        = 470000000.00
!
   FULL_DEALNAME:        HEMT 200404
!
   DEAL SIZE:            $ 470000000.00
   PRICING SPEED:        GROUP 1 PPC 100%
   PRICING SPEED:        GROUP 2 PPC 100%
!  ISSUE DATE:           20040801
   SETTLEMENT DATE:      20040831
!
  Record date delay:     24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "NASIO_5030"
!
 DEFINE VARNAMES #CumLossShft, #TrigCumLossFrac, #FGBal, #StepDown
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE            20040801 _
       DEAL_FIRSTPAY_DATE        20040925
!
!
  DEFINE #FloorCollat         = 0.5% * #OrigCollBal
  DEFINE #SpecOCTarg          = 4.5% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL              #OC            = 0.00
```

```
  DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg     = 4.5%
* #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate   = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac     = 0.09
  DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread       = 0
  DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg    =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval         =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF
(CURDATE , MONTHS_ADD(CURDATE,-1))
!
ifdef #cmover_3.0g _
  DEFINE DYNAMIC STICKY #LifeCap     = COLL_NET_LIFECAP
!
ifndef #cmover_3.0g _
  DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
!
  DEFINE #FGWrapBal = 470000000
!
  DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
      36.1   1
      37.1   0.0625
      38.1   0.06458333333
      39.1   0.06666666667
      40.1   0.06875
      41.1   0.07083333333
      42.1   0.07291666667
      43.1   0.075
      44.1   0.07708333333
      45.1   0.07916666667
      46.1   0.08125
      47.1   0.08333333333
      48.1   0.08541666667
      49.1   0.0875
      50.1   0.088125
      51.1   0.08875
      52.1   0.089375
      53.1   0.09
      54.1   0.090625
      55.1   0.09125
      56.1   0.091875
      57.1   0.0925
      58.1   0.093125
      59.1   0.09375
      60.1   0.094375
      61.1   0.095
      62.1   0.09541666667
      63.1   0.09583333333
      64.1   0.09625
```

```
      65.1   0.09666666667
      66.1   0.09708333333
      67.1   0.0975
      68.1   0.09791666667
      69.1   0.09833333333
      70.1   0.09875
      71.1   0.09916666667
      72.1   0.09958333333
      73.1   0.1
      74.1   0.1004166667
      75.1   0.1008333333
      76.1   0.10125
      77.1   0.1016666667
      78.1   0.1020833333
      79.1   0.1025
      80.1   0.1029166667
      81.1   0.1033333333
      82.1   0.10375
      83.1   0.1041666667
      84.1   0.1045833333
      360.1   0.105
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_1MO          1.6
!
DEFINE TRANCHE "EXP", "A11", "A121", "A122", "A2", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2", "B3", "R"
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN (
COLL_PREV_BAL ); _
                                                     END ( COLL_BAL
); _
          DAYCOUNT 30360 FREQ M _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A11" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A11"} LT
0.01);
   Block 100000000.00 at 1.86  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.52 ELSE 0.26 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A11#
1")) )
     0     999
!
Tranche "A121" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A121"} LT
0.01);
   Block 148000000.00 at 1.71  FREQ M FLOAT RESET M _
```

```
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.22 ELSE 0.11 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A121#
1")) )
     0     999
!
Tranche "A122" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A122"} LT
0.01);
   Block 104300000.00 at 1.97  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.74 ELSE 0.37 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A122#
1")) )
     0     999
!
Tranche "A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A2"} LT
0.01);
   Block 19000000.00 at 2.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1. ELSE 0.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A2#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 19975000.00 at 2.18  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.87 ELSE 0.58 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 18800000.00 at 2.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.93 ELSE 0.62 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#1"))
)
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT
0.01);
   Block 10575000.00 at 2.25  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
```

```
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.975 ELSE 0.65 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#
1")) )
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT
0.01);
   Block 10575000.00 at 2.75  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.65 ELSE 1.15 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#1"))
)
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT
0.01);
   Block 9400000.00 at 2.8  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.7 ELSE 1.2 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#1")) )
     0     999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT
0.01);
   Block 10575000.00 at 2.95  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
THEN 1.85 ELSE 1.35 ))
     0     999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT
0.01);
   Block 7050000.00 at 3.4  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.3 ELSE 1.8 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0     999
!
Tranche "B2" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B2"} LT
0.01);
   Block 8225000.00 at 3.55  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.45 ELSE 1.95 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B2#1"))
```

```
)
     0      999
!
Tranche "B3" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B3"} LT
0.01);
   Block 3525000.00 at 5.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
      ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4. ELSE 3.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B3#1")) )
     0      999
!
Tranche "R" JUN_RES
   Block 470000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040925
!
  Tranche "#OC"                SYMVAR
  Tranche "#SpecOCTarg"        SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
!
  FINANCIAL_GUARANTY "FG" _
               ON COLLAT GROUP 1 _
               COVERS DELINQ LOSSES _
               TOTAL_PAYOUT_CAP 16348363.81
!
  CLASS "EXP"        NO_BUILD_TRANCHE _
                      = "EXP"
  CLASS "RESID"      NO_BUILD_TRANCHE _
                      = "R#1"
  CLASS "A11"         NO_BUILD_TRANCHE _
                      = "A11"
  CLASS "A121"        NO_BUILD_TRANCHE _
                      = "A121"
  CLASS "A122"        NO_BUILD_TRANCHE _
                      = "A122"
  CLASS "A2"          NO_BUILD_TRANCHE _
                      = "A2"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      = "M2"
  CLASS "M3"          NO_BUILD_TRANCHE _
                      = "M3"
  CLASS "M4"          NO_BUILD_TRANCHE _
                      = "M4"
  CLASS "M5"          NO_BUILD_TRANCHE _
                      = "M5"
  CLASS "M6"          NO_BUILD_TRANCHE _
                      = "M6"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      = "B1"
```

```
  CLASS "B2"          NO_BUILD_TRANCHE _
                      = "B2"
  CLASS "B3"          NO_BUILD_TRANCHE _
                      = "B3"
  CLASS "A12" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                      = "A121" "A122"
  CLASS "A1"          WRITEDOWN_BAL PRORATA ALLOCATION _
                      = "A11" "A12"
  CLASS "A"           ALLOCATION _
                      = "A1" "A2"
!
!
  CLASS "ROOT" _
                   WRITEDOWN_BAL RULES _
                   DISTRIB_CLASS RULES _
                   SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                   CALC_WDBALINT _
                   SHORTFALL_PAYBACK WDBALINT TRUE _
                     = "EXP" "A" "M1" "M2" "M3" "M4" "M5" "M6" "B1" "B2"
"B3"  "RESID"
!
  DEFINE PSEUDO_TRANCHE CLASS "A"              Delay 0  Dated 20040831
Next 20040925 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A1"             Delay 0  Dated 20040831
Next 20040925 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A12"            Delay 0  Dated 20040831
Next 20040925 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL         ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  100% _
        TARGETVAL        (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                       Month <=          %;_
                            36           100%;  _
                            37           6.25%;  _
                            38           6.458333333%;  _
                            39           6.666666667%;  _
                            40           6.875%;  _
                            41           7.083333333%;  _
                            42           7.291666667%;  _
                            43           7.5%;  _
                            44           7.708333333%;  _
                            45           7.916666667%;  _
                            46           8.125%;  _
                            47           8.333333333%;  _
```

```
                              48          8.541666667%;   _
                              49          8.75%;  _
                              50          8.8125%;  _
                              51          8.875%;  _
                              52          8.9375%;  _
                              53          9%;  _
                              54          9.0625%;  _
                              55          9.125%;  _
                              56          9.1875%;  _
                              57          9.25%;  _
                              58          9.3125%;  _
                              59          9.375%;  _
                              60          9.4375%;  _
                              61          9.5%;  _
                              62          9.541666667%;  _
                              63          9.583333333%;  _
                              64          9.625%;  _
                              65          9.666666667%;  _
                              66          9.708333333%;  _
                              67          9.75%;  _
                              68          9.791666667%;  _
                              69          9.833333333%;  _
                              70          9.875%;  _
                              71          9.916666667%;  _
                              72          9.958333333%;  _
                              73          10%;  _
                              74          10.04166667%;  _
                              75          10.08333333%;  _
                              76          10.125%;  _
                              77          10.16666667%;  _
                              78          10.20833333%;  _
                              79          10.25%;  _
                              80          10.29166667%;  _
                              81          10.33333333%;  _
                              82          10.375%;  _
                              83          10.41666667%;  _
                              84          10.45833333%;  _
                              360         10.5%;  _
"_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred."  _
        EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
        TRIGVAL FORMULA (TRIGGER("StepUp-CumLoss","TRIGVAL"));
!
  OPTIONAL REDEMPTION:     "CLEANUP" _
                           COLL_FRAC 10% _
                           PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #A_Int =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2" )
------------------------------------
------------------------------------
        from :  CLASS ( "A1" )
         pay :  CLASS INTEREST PRO_RATA  ( "A11"; "A12" )
------------------------------------
```

```
------------------------------------
        from :  CLASS ( "A12" )
         pay :  CLASS INTEREST PRO_RATA  ( "A121"; "A122" )
------------------------------------
}
 DEFINE MACRO BLOCK #A_InS =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A2" )
------------------------------------
------------------------------------
        from :  CLASS ( "A1" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A11"; "A12" )
------------------------------------
------------------------------------
        from :  CLASS ( "A12" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A121"; "A122" )
------------------------------------
}
 DEFINE MACRO BLOCK #A_Prn =
{
------------------------------------
   calculate :  #P_A = BBAL("A1","A2") - BBAL("A")
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST SEQUENTIAL ( "A1" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A1" )
------------------------------------
        from :  CLASS ( "A" )
        from :  SUBACCOUNT ( #P_A )
         pay :  CLASS BALANCE  SEQUENTIAL ( "A1" )
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST SEQUENTIAL ( "A2" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A2" )
------------------------------------
        from :  CLASS ( "A" )
        from :  SUBACCOUNT ( #P_A )
         pay :  CLASS BALANCE  SEQUENTIAL ( "A2" )
------------------------------------
!
        from :  CLASS ( "A1" )
         pay :  CLASS BALANCE PRO_RATA ( "A11" ; "A12" )
------------------------------------
!
        from :  CLASS ( "A12" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A121", "A122" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "A11" )
         pay :  SEQUENTIAL ( "A11#1" )
------------------------------------
        from :  CLASS ( "A121" )
         pay :  SEQUENTIAL ( "A121#1" )
------------------------------------
        from :  CLASS ( "A122" )
         pay :  SEQUENTIAL ( "A122#1" )
------------------------------------
        from :  CLASS ( "A2" )
```

```
          pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
------------------------------------
         from :  CLASS ( "M1" )
          pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
         from :  CLASS ( "M2" )
          pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
         from :  CLASS ( "M3" )
          pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
         from :  CLASS ( "M4" )
          pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
         from :  CLASS ( "M5" )
          pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
         from :  CLASS ( "M6" )
          pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
         from :  CLASS ( "B1" )
          pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B2_Prn =
{
------------------------------------
         from :  CLASS ( "B2" )
          pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B3_Prn =
{
```

```
-----------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
-----------------------------------
}
!
!
 CMO Block Payment Rules
-----------------------------------
   calculate :  #Princ                 = COLL_P
!
   calculate :  #Interest              = COLL_I
!
   calculate :  #PrevSpecOC            = #SpecOCTarg
!
   calculate :  #CurrentOC             = MAX( 0, COLL_BAL - (BBAL("A11#1",
"A121#1", "A122#1", "A2#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#
1", "B1#1", "B2#1", "B3#1") - #Princ))
!
   calculate :  #XSSpread              = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL
("ROOT") )
!
   calculate :  #FloorOCTotal          = #FloorOCTarg
!
   calculate :  #StepOCTarg            = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass      = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg            = MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg            = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg            = #Octval
!
   calculate :  #OCDeficiency          = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus             = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt              = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem              = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol             = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem              = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic              = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc              = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem              = MAX( 0, #XSIntRem - #AddPrinc )
!
```

```
   calculate :  #XtraPDA                = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt             = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA              = BBAL("A11", "A121", "A122", "A2")
_
                                           - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA              = MAX( 0.0, MIN(BBAL("A11", "A121",
"A122", "A2"), #ClassAPDA ))
   calculate :  #ClassAPDA              = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct          = (COLL_BAL - (BBAL("A") -
#ClassAPDA )) / COLL_BAL
!
   calculate :  #StepDownBal            = (#SenEnhancePct - #SpecSenEnhPct)
+ 1E-8 GE 0.00
!
   calculate :  #StepDown               = #StepDown OR ( #StepDownDatePass
AND #StepDownBal )
!
   calculate :  #CumLossShft            = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac        = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent              = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost         = #PrevSpecOC
!
   calculate :  #SpecOCTarg             = IF #StepDown _
                                        THEN IF #TrigEvent _
                                             THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                             ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                        ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg             = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg             = #Octval
!
   calculate :  #OCDeficiency           = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus              = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt               = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem               = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol              = MIN( MAX(0, #XSIntRem -
```

```
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem            = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic            = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc            = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA             = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt _
                                        ELSE BBAL("A11", "A121", "A122",
"A2") _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA           = MAX( 0.0, MIN(BBAL("A11", "A121",
"A122", "A2"), #ClassAPDA ))
   calculate :  #ClassAPDA           = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
   calculate :  #ClassM1PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1") - #ClassAPDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M1TargPct * COLL_BAL)
   calculate :  #ClassM1PDA          = MAX( 0.0, MIN(BBAL("M1"),
#ClassM1PDA ))
   calculate :  #ClassM1PDA          = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassAPDA ) )
!
!
   calculate :  #ClassM2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2") - #ClassAPDA - #ClassM1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M2TargPct * COLL_BAL)
   calculate :  #ClassM2PDA          = MAX( 0.0, MIN(BBAL("M2"),
#ClassM2PDA ))
   calculate :  #ClassM2PDA          = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA _
```

```
                                          ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M3TargPct * COLL_BAL)
   calculate :  #ClassM3PDA           = MAX( 0.0, MIN(BBAL("M3"),
#ClassM3PDA ))
   calculate :  #ClassM3PDA           = MAX( 0, MIN( #ClassM3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                          ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M4TargPct * COLL_BAL)
   calculate :  #ClassM4PDA           = MAX( 0.0, MIN(BBAL("M4"),
#ClassM4PDA ))
   calculate :  #ClassM4PDA           = MAX( 0, MIN( #ClassM4PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                          ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M5TargPct * COLL_BAL)
   calculate :  #ClassM5PDA           = MAX( 0.0, MIN(BBAL("M5"),
#ClassM5PDA ))
   calculate :  #ClassM5PDA           = MAX( 0, MIN( #ClassM5PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA ) )
!
!
   calculate :  #ClassM6PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                          ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M6TargPct * COLL_BAL)
   calculate :  #ClassM6PDA           = MAX( 0.0, MIN(BBAL("M6"),
#ClassM6PDA ))
   calculate :  #ClassM6PDA           = MAX( 0, MIN( #ClassM6PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA ) )
!
!
   calculate :  #ClassB1PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
```

```
#ClassM6PDA _
                                         ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6", "B1") - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#B1TargPct * COLL_BAL)
   calculate :  #ClassB1PDA          = MAX( 0.0, MIN(BBAL("B1"),
#ClassB1PDA ))
   calculate :  #ClassB1PDA          = MAX( 0, MIN( #ClassB1PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate :  #ClassB2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                         ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6", "B1", "B2") - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#B2TargPct * COLL_BAL)
   calculate :  #ClassB2PDA          = MAX( 0.0, MIN(BBAL("B2"),
#ClassB2PDA ))
   calculate :  #ClassB2PDA          = MAX( 0, MIN( #ClassB2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA ) )
!
!
   calculate :  #ClassB3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                         ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6", "B1", "B2", "B3") - #ClassAPDA
- #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#B3TargPct * COLL_BAL)
   calculate :  #ClassB3PDA          = MAX( 0.0, MIN(BBAL("B3"),
#ClassB3PDA ))
   calculate :  #ClassB3PDA          = MAX( 0, MIN( #ClassB3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA - #ClassB2PDA ) )
!
!
  calculate :  "A" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassAPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
```

```
!
  calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT          = #ClassM4PDA
!
  calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT          = #ClassM5PDA
!
  calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT          = #ClassM6PDA
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM   AMOUNT          = #ClassB1PDA
!
  calculate :  "B2" _
 NO_CHECK  CUSTOM   AMOUNT          = #ClassB2PDA
!
  calculate :  "B3" _
 NO_CHECK  CUSTOM   AMOUNT          = #ClassB3PDA
!
------------------------------------
!
------------------------------------ Pay Interest to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Int}
------------------------------------
!
------------------------------------ Pay Interest Shortfall to A  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A" )
------------------------------------
  {#A_InS}
------------------------------------
!
------------------------------------ Pay Interest to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------ Pay Interest to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
```

```
------------------------------------ Pay Interest to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------ Pay Interest to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest to B2  From Cash
```

```
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------ Pay Principal to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
  {#M4_Prn}
```

```
------------------------------------
!
------------------------------------  Pay Principal to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
  {#M5_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
  {#M6_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B2" )
------------------------------------
  {#B2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B3" )
------------------------------------
  {#B3_Prn}
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M2  From
```

```
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M4  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M4")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M5  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M5")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M6  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M6")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B1  From
Cash Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B1" )
-----------------------------------
!
-----------------------------------  Pay Interest on Writedown Loss to
B2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B2")
-----------------------------------
!
-----------------------------------  Pay Writedown Loss to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B2" )
-----------------------------------
!
-----------------------------------  Pay Interest on Writedown Loss to
B3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B3")
-----------------------------------
!
-----------------------------------  Pay Writedown Loss to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B3" )
-----------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
-----------------------------------
   calculate : #WriteDown = MIN(DELINQ_NET_LOSS, MAX(0.0, BBAL("A11#
1","A121#1","A122#1","A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#
1","B1#1","B2#1","B3#1") - COLL_BAL))
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B3#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
-----------------------------------
```

```
   calculate : #BondBal      = BBAL("A11#1","A121#1","A122#1","A2#1","M1#
1","M2#1","M3#1","M4#1","M5#1","M6#1","B1#1","B2#1","B3#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
   calculate : #FGWrapBal = COLL_BAL
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
Schedule "NASIO_5030"
DECLARE
VALUES OK
     20021225       42,000,000.00
     20030125       39,615,752.17
     20030225       37,366,582.92
     20030325       35,244,851.90
     20030425       33,243,350.33
     20030525       31,355,276.69
     20030625       29,574,213.67
     20030725       27,894,106.55
     20030825       26,309,242.69
     20030925       24,814,232.26
     20031025       23,403,990.01
     20031125       22,073,718.07
     20031225       20,818,889.73
     20040125       19,635,234.13
     20040225       18,518,721.84
     20040325       17,465,551.21
     20040425       16,472,135.50
     20040525       15,535,090.76
     20040625       14,651,224.39
     20040725       13,817,524.31
     20040825       13,031,148.78
     20040925       12,289,416.77
     20041025       11,589,798.90
     20041125       10,929,908.86
     20041225       10,307,495.33
     20050125        9,720,434.34
     20050225        9,166,722.12
     20050325        8,644,468.26
     20050425        8,151,889.33
     20050525        7,687,302.83
!
!
 Collateral OVER
!
!       Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040801    9999 9999   FALSE
!
! Pool#  Type     Gross     Current     Original    --Fee--  Maturity
Orig
!                 Coupon    Factor      Balance     P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1     "OR Wrap"    WL    00    WAC              8.7903 (
10625059.63 /     10625059.63 );    10625059.63
1.8475       1.8475           177:3     177:3      180 NO_CHECK
GROUP 1
M        2     "OR Wrap"    WL    00    WAC              8.5572 (
```

```
21232344.44 /     21232344.44 );     21232344.44
1.8475       1.8475           322:3     322:3       325 NO_CHECK
GROUP 1
M        3     "OR Wrap"    WL    00    WAC             9.1503 (
131626234.04 /    131626234.04 );    131626234.04
1.8475       1.8475           357:3     357:3       360 NO_CHECK BALLOON
SCHED_BOTH            181 GROUP 1
M        4     "No Wrap"    WL    00    WAC             9.3555 (
462301.02 /        462301.02 );       462301.02
.5275        .5275            90:21     90:21       111 NO_CHECK
GROUP 2
M        5     "No Wrap"    WL    00    WAC             9.3901 (
16920874.79 /     16920874.79 );     16920874.79
.5275        .5275            176:4     176:4       180 NO_CHECK
GROUP 2
M        6     "No Wrap"    WL    00    WAC            10.0392 (
79526404.88 /     79526404.88 );     79526404.88
.5275        .5275            259:4     259:4       263 NO_CHECK
GROUP 2
M        7     "No Wrap"    WL    00    WAC             9.1838 (
221514.73 /        221514.73 );       221514.73
.5275        .5275            358:2     358:2       360 NO_CHECK BALLOON
SCHED_BOTH            120 GROUP 2
M        8     "No Wrap"    WL    00    WAC             9.6987 (
198506500.11 /    198506500.11 );    198506500.11
.5275        .5275            357:3     357:3       360 NO_CHECK BALLOON
SCHED_BOTH            183 GROUP 2
M        9     "Prefund"    WL    00    WAC             9.5141 (
10878766.36 /     10878766.36 );     10878766.36
0.5275       0.5275           327:3     327:3       330 NO_CHECK BALLOON
SCHED_BOTH            202 GROUP 2
```

DERIVED INFORMATION [8/26/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -2

WAL Table for Class A-2

Price	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	14.99	9.65	6.24	2.50	1.86
Mod Durn	12.89	8.76	5.87	2.45	1.83
Principal Window Begin	08/19	04/14	11/10	12/06	05/06
Principal Window End	08/19	04/14	11/10	04/07	08/06

DERIVED INFORMATION [8/26/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -2

WAL Table for Class A-2

Price	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	14.99	9.65	6.24	2.50	1.86
Mod Durn	12.89	8.76	5.87	2.45	1.83
Principal Window Begin	08/19	04/14	11/10	12/06	05/06
Principal Window End	08/19	04/14	11/10	04/07	08/06

DERIVED INFORMATION [8/26/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -2

WAL Table for Class A-2

	Price	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts		14.99	9.65	6.24	2.50	1.86
Mod Durn		12.89	8.76	5.87	2.45	1.83
Principal Window Begin		08/19	04/14	11/10	12/06	05/06
Principal Window End		08/19	04/14	11/10	04/07	08/06

DERIVED INFORMATION [8/23/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -13

Price	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
	37	37	37	37	37
WAL	6.15	4.05	2.56	1.38	0.93
Mod Durn	5.75	3.87	2.49	1.36	0.93
Principal Window Begin	7-Jul	6-Jul	6-Jan	5-Jul	5-Mar
Principal Window End	17-Apr	13-Mar	10-Nov	6-Sep	5-Dec

```
!  HEMT04_4V2.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139  ,  subroutines 3.1a1
!!   08/25/2004   12:08 PM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC12563277)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 30
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 30 END_CPR 30
!
  DEFINE CONSTANT #OrigCollBal = 470000000.00
  DEFINE CONSTANT #OrigCollBal1 = 163483638.11
  DEFINE CONSTANT #OrigCollBal2 = 306516361.89
!
  DEFINE CONSTANT #OrigBondBal = 470000000.00
  DEFINE CONSTANT #OrigBondBal1 = 163483638.11
  DEFINE CONSTANT #OrigBondBal2 = 306516361.89
!
  DEFINE CONSTANT #SpecSenEnhPct = 51%
  DEFINE CONSTANT #ATargPct = 49.000000000000%
  DEFINE CONSTANT #M1TargPct = 57.500000000000%
  DEFINE CONSTANT #M2TargPct = 65.500000000000%
  DEFINE CONSTANT #M3TargPct = 70.000000000000%
  DEFINE CONSTANT #M4TargPct = 74.500000000000%
  DEFINE CONSTANT #M5TargPct = 78.500000000000%
  DEFINE CONSTANT #M6TargPct = 83.000000000000%
  DEFINE CONSTANT #B1TargPct = 86.000000000000%
  DEFINE CONSTANT #B2TargPct = 89.500000000000%
  DEFINE CONSTANT #B3TargPct = 91.000000000000%
  DEFINE #BondBal                          = 470000000.00
!
   FULL_DEALNAME:         HEMT 200404
!
   DEAL SIZE:             $ 470000000.00
   PRICING SPEED:         GROUP 1 PPC 100%
   PRICING SPEED:         GROUP 2 PPC 100%
!  ISSUE DATE:            20040801
   SETTLEMENT DATE:       20040831
!
  Record date delay:      24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "NASIO_5030"
!
 DEFINE VARNAMES #CumLossShft, #TrigCumLossFrac, #FGBal, #StepDown
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE              20040801 _
       DEAL_FIRSTPAY_DATE          20040925
!
!
  DEFINE #FloorCollat          = 0.5% * #OrigCollBal
  DEFINE #SpecOCTarg           = 4.5% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL                #OC            = 0.00
```

```
  DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg    = 4.5%
* #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate  = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac    = 0.09
  DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread      = 0
  DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg   =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval        =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate   = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1   = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2   = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF
(CURDATE , MONTHS_ADD(CURDATE,-1))
!
ifdef #cmover_3.0g _
  DEFINE DYNAMIC STICKY #LifeCap      = COLL_NET_LIFECAP
!
ifndef #cmover_3.0g _
  DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
!
  DEFINE #FGWrapBal = 470000000
!
  DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
       36.1    1
       37.1    0.0625
       38.1    0.06458333333
       39.1    0.06666666667
       40.1    0.06875
       41.1    0.07083333333
       42.1    0.07291666667
       43.1    0.075
       44.1    0.07708333333
       45.1    0.07916666667
       46.1    0.08125
       47.1    0.08333333333
       48.1    0.08541666667
       49.1    0.0875
       50.1    0.088125
       51.1    0.08875
       52.1    0.089375
       53.1    0.09
       54.1    0.090625
       55.1    0.09125
       56.1    0.091875
       57.1    0.0925
       58.1    0.093125
       59.1    0.09375
       60.1    0.094375
       61.1    0.095
       62.1    0.09541666667
       63.1    0.09583333333
       64.1    0.09625
```

```
      65.1   0.09666666667
      66.1   0.09708333333
      67.1   0.0975
      68.1   0.09791666667
      69.1   0.09833333333
      70.1   0.09875
      71.1   0.09916666667
      72.1   0.09958333333
      73.1   0.1
      74.1   0.1004166667
      75.1   0.1008333333
      76.1   0.10125
      77.1   0.1016666667
      78.1   0.1020833333
      79.1   0.1025
      80.1   0.1029166667
      81.1   0.1033333333
      82.1   0.10375
      83.1   0.1041666667
      84.1   0.1045833333
      360.1   0.105
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_1MO          1.6
!
DEFINE TRANCHE "EXP", "A11", "A121", "A122", "A2", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2", "B3", "R"
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN (
COLL_PREV_BAL ); _
                                                        END ( COLL_BAL
); _
          DAYCOUNT 30360 FREQ M _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A11" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A11"} LT
0.01);
   Block 100000000.00 at 1.86  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.52 ELSE 0.26 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A11#
1")) )
     0     999
!
Tranche "A121" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A121"} LT
0.01);
   Block 148000000.00 at 1.71  FREQ M FLOAT RESET M _
```

```
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.22 ELSE 0.11 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A121#
1")) )
     0     999
!
Tranche "A122" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A122"} LT
0.01);
   Block 104300000.00 at 1.97  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.74 ELSE 0.37 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A122#
1")) )
     0     999
!
Tranche "A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A2"} LT
0.01);
   Block 19000000.00 at 2.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1. ELSE 0.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A2#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 19975000.00 at 2.18  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.87 ELSE 0.58 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 18800000.00 at 2.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.93 ELSE 0.62 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#1"))
)
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT
0.01);
   Block 10575000.00 at 2.25  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
```

```
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.975 ELSE 0.65 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#
1")) )
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT
0.01);
   Block 10575000.00 at 2.75  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.65 ELSE 1.15 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#1"))
)
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT
0.01);
   Block 9400000.00 at 2.8  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.7 ELSE 1.2 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#1")) )
     0     999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT
0.01);
   Block 10575000.00 at 2.95  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
THEN 1.85 ELSE 1.35 ))
     0     999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT
0.01);
   Block 7050000.00 at 3.4  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.3 ELSE 1.8 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0     999
!
Tranche "B2" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B2"} LT
0.01);
   Block 8225000.00 at 3.55  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.45 ELSE 1.95 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B2#1"))
```

```
)
     0     999
!
Tranche "B3" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B3"} LT
0.01);
   Block 3525000.00 at 5.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4. ELSE 3.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B3#1")) )
     0     999
!
Tranche "R" JUN_RES
   Block 470000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040925
!
  Tranche "#OC"               SYMVAR
  Tranche "#SpecOCTarg"       SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
!
  FINANCIAL_GUARANTY "FG" _
             ON COLLAT GROUP 1  _
             COVERS DELINQ LOSSES _
             TOTAL_PAYOUT_CAP 16348363.81
!
  CLASS "EXP"        NO_BUILD_TRANCHE _
                      = "EXP"
  CLASS "RESID"      NO_BUILD_TRANCHE _
                      = "R#1"
  CLASS "A11"         NO_BUILD_TRANCHE _
                      = "A11"
  CLASS "A121"        NO_BUILD_TRANCHE _
                      = "A121"
  CLASS "A122"        NO_BUILD_TRANCHE _
                      = "A122"
  CLASS "A2"          NO_BUILD_TRANCHE _
                      = "A2"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      = "M2"
  CLASS "M3"          NO_BUILD_TRANCHE _
                      = "M3"
  CLASS "M4"          NO_BUILD_TRANCHE _
                      = "M4"
  CLASS "M5"          NO_BUILD_TRANCHE _
                      = "M5"
  CLASS "M6"          NO_BUILD_TRANCHE _
                      = "M6"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      = "B1"
```

```
  CLASS "B2"         NO_BUILD_TRANCHE _
                     = "B2"
  CLASS "B3"         NO_BUILD_TRANCHE _
                     = "B3"
  CLASS "A12" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                     = "A121" "A122"
  CLASS "A1"         WRITEDOWN_BAL PRORATA ALLOCATION _
                     = "A11" "A12"
  CLASS "A"          ALLOCATION _
                     = "A1" "A2"
!
!
  CLASS "ROOT" _
                  WRITEDOWN_BAL RULES _
                  DISTRIB_CLASS RULES _
                  SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                  CALC_WDBALINT _
                  SHORTFALL_PAYBACK WDBALINT TRUE _
                    = "EXP" "A" "M1" "M2" "M3" "M4" "M5" "M6" "B1" "B2"
"B3"  "RESID"
!
  DEFINE PSEUDO_TRANCHE CLASS "A"              Delay 0  Dated 20040831
Next 20040925 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A1"             Delay 0  Dated 20040831
Next 20040925 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A12"            Delay 0  Dated 20040831
Next 20040925 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  100% _
        TARGETVAL       (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                       Month <=          %;_
                            36           100%;  _
                            37           6.25%;  _
                            38           6.458333333%;  _
                            39           6.666666667%;  _
                            40           6.875%;  _
                            41           7.083333333%;  _
                            42           7.291666667%;  _
                            43           7.5%;  _
                            44           7.708333333%;  _
                            45           7.916666667%;  _
                            46           8.125%;  _
                            47           8.333333333%;  _
```

```
                              48          8.541666667%;   _
                              49          8.75%;   _
                              50          8.8125%;   _
                              51          8.875%;   _
                              52          8.9375%;   _
                              53          9%;   _
                              54          9.0625%;   _
                              55          9.125%;   _
                              56          9.1875%;   _
                              57          9.25%;   _
                              58          9.3125%;   _
                              59          9.375%;   _
                              60          9.4375%;   _
                              61          9.5%;   _
                              62          9.541666667%;   _
                              63          9.583333333%;   _
                              64          9.625%;   _
                              65          9.666666667%;   _
                              66          9.708333333%;   _
                              67          9.75%;   _
                              68          9.791666667%;   _
                              69          9.833333333%;   _
                              70          9.875%;   _
                              71          9.916666667%;   _
                              72          9.958333333%;   _
                              73          10%;   _
                              74          10.04166667%;   _
                              75          10.08333333%;   _
                              76          10.125%;   _
                              77          10.16666667%;   _
                              78          10.20833333%;   _
                              79          10.25%;   _
                              80          10.29166667%;   _
                              81          10.33333333%;   _
                              82          10.375%;   _
                              83          10.41666667%;   _
                              84          10.45833333%;   _
                              360         10.5%;   _
"_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
        EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
        TRIGVAL FORMULA (TRIGGER("StepUp-CumLoss","TRIGVAL"));
!
  OPTIONAL REDEMPTION:      "CLEANUP" _
                            COLL_FRAC 10% _
                            PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #A_Int =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2" )
------------------------------------
------------------------------------
        from :  CLASS ( "A1" )
         pay :  CLASS INTEREST PRO_RATA  ( "A11"; "A12" )
------------------------------------
```

```
------------------------------------
        from :  CLASS ( "A12" )
         pay :  CLASS INTEREST PRO_RATA  ( "A121"; "A122" )
------------------------------------
}
 DEFINE MACRO BLOCK #A_InS =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A2" )
------------------------------------
------------------------------------
        from :  CLASS ( "A1" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A11"; "A12" )
------------------------------------
------------------------------------
        from :  CLASS ( "A12" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A121"; "A122" )
------------------------------------
}
 DEFINE MACRO BLOCK #A_Prn =
{
------------------------------------
   calculate :  #P_A = BBAL("A1","A2") - BBAL("A")
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST SEQUENTIAL ( "A1" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A1" )
------------------------------------
        from :  CLASS ( "A" )
        from :  SUBACCOUNT ( #P_A )
         pay :  CLASS BALANCE  SEQUENTIAL ( "A1" )
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST SEQUENTIAL ( "A2" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A2" )
------------------------------------
        from :  CLASS ( "A" )
        from :  SUBACCOUNT ( #P_A )
         pay :  CLASS BALANCE  SEQUENTIAL ( "A2" )
------------------------------------
!
        from :  CLASS ( "A1" )
         pay :  CLASS BALANCE PRO_RATA ( "A11" ; "A12" )
------------------------------------
!
        from :  CLASS ( "A12" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A121", "A122" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "A11" )
         pay :  SEQUENTIAL ( "A11#1" )
------------------------------------
        from :  CLASS ( "A121" )
         pay :  SEQUENTIAL ( "A121#1" )
------------------------------------
        from :  CLASS ( "A122" )
         pay :  SEQUENTIAL ( "A122#1" )
------------------------------------
        from :  CLASS ( "A2" )
```

```
         pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
------------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
        from :  CLASS ( "M3" )
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
        from :  CLASS ( "M4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
        from :  CLASS ( "M5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
        from :  CLASS ( "M6" )
         pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B2_Prn =
{
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B3_Prn =
{
```

```
-----------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
-----------------------------------
}
!
!
 CMO Block Payment Rules
-----------------------------------
   calculate :  #Princ                = COLL_P
!
   calculate :  #Interest             = COLL_I
!
   calculate :  #PrevSpecOC           = #SpecOCTarg
!
   calculate :  #CurrentOC            = MAX( 0, COLL_BAL - (BBAL("A11#1",
"A121#1", "A122#1", "A2#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#
1", "B1#1", "B2#1", "B3#1") - #Princ))
!
   calculate :  #XSSpread             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL
("ROOT") )
!
   calculate :  #FloorOCTotal         = #FloorOCTarg
!
   calculate :  #StepOCTarg           = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass     = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg           = MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg           = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg           = #Octval
!
   calculate :  #OCDeficiency         = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus            = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt             = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol            = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem             = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic             = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc             = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #AddPrinc )
!
```

```
   calculate :  #XtraPDA               = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem              = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt            = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA             = BBAL("A11", "A121", "A122", "A2")
_
                                          - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA             = MAX( 0.0, MIN(BBAL("A11", "A121",
"A122", "A2"), #ClassAPDA ))
   calculate :  #ClassAPDA             = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct         = (COLL_BAL - (BBAL("A") -
#ClassAPDA )) / COLL_BAL
!
   calculate :  #StepDownBal           = (#SenEnhancePct - #SpecSenEnhPct)
+ 1E-8 GE 0.00
!
   calculate :  #StepDown              = #StepDown OR ( #StepDownDatePass
AND #StepDownBal )
!
   calculate :  #CumLossShft           = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac       = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent             = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost        = #PrevSpecOC
!
   calculate :  #SpecOCTarg            = IF #StepDown _
                                       THEN IF #TrigEvent _
                                            THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                            ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                       ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg            = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg            = #Octval
!
   calculate :  #OCDeficiency          = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus             = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt              = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem              = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol             = MIN( MAX(0, #XSIntRem -
```

```
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem              = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic              = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc              = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem              = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA               = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem              = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt            = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA             = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt _
                                          ELSE BBAL("A11", "A121", "A122",
"A2") _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA             = MAX( 0.0, MIN(BBAL("A11", "A121",
"A122", "A2"), #ClassAPDA ))
   calculate :  #ClassAPDA             = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
   calculate :  #ClassM1PDA            = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA _
                                          ELSE BBAL("A11", "A121", "A122",
"A2", "M1") - #ClassAPDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M1TargPct * COLL_BAL)
   calculate :  #ClassM1PDA            = MAX( 0.0, MIN(BBAL("M1"),
#ClassM1PDA ))
   calculate :  #ClassM1PDA            = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassAPDA ) )
!
!
   calculate :  #ClassM2PDA            = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA _
                                          ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2") - #ClassAPDA - #ClassM1PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M2TargPct * COLL_BAL)
   calculate :  #ClassM2PDA            = MAX( 0.0, MIN(BBAL("M2"),
#ClassM2PDA ))
   calculate :  #ClassM2PDA            = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA            = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA _
```

```
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M3TargPct * COLL_BAL)
   calculate :  #ClassM3PDA          = MAX( 0.0, MIN(BBAL("M3"),
#ClassM3PDA ))
   calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M4TargPct * COLL_BAL)
   calculate :  #ClassM4PDA          = MAX( 0.0, MIN(BBAL("M4"),
#ClassM4PDA ))
   calculate :  #ClassM4PDA          = MAX( 0, MIN( #ClassM4PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M5TargPct * COLL_BAL)
   calculate :  #ClassM5PDA          = MAX( 0.0, MIN(BBAL("M5"),
#ClassM5PDA ))
   calculate :  #ClassM5PDA          = MAX( 0, MIN( #ClassM5PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA ) )
!
!
   calculate :  #ClassM6PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M6TargPct * COLL_BAL)
   calculate :  #ClassM6PDA          = MAX( 0.0, MIN(BBAL("M6"),
#ClassM6PDA ))
   calculate :  #ClassM6PDA          = MAX( 0, MIN( #ClassM6PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA ) )
!
!
   calculate :  #ClassB1PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
```

```
#ClassM6PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6", "B1") - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B1TargPct * COLL_BAL)
   calculate :  #ClassB1PDA          = MAX( 0.0, MIN(BBAL("B1"),
#ClassB1PDA ))
   calculate :  #ClassB1PDA          = MAX( 0, MIN( #ClassB1PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate :  #ClassB2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6", "B1", "B2") - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B2TargPct * COLL_BAL)
   calculate :  #ClassB2PDA          = MAX( 0.0, MIN(BBAL("B2"),
#ClassB2PDA ))
   calculate :  #ClassB2PDA          = MAX( 0, MIN( #ClassB2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA ) )
!
!
   calculate :  #ClassB3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                        ELSE BBAL("A11", "A121", "A122",
"A2", "M1", "M2", "M3", "M4", "M5", "M6", "B1", "B2", "B3") - #ClassAPDA
- #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B3TargPct * COLL_BAL)
   calculate :  #ClassB3PDA          = MAX( 0.0, MIN(BBAL("B3"),
#ClassB3PDA ))
   calculate :  #ClassB3PDA          = MAX( 0, MIN( #ClassB3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA - #ClassB2PDA ) )
!
!
  calculate :  "A" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassAPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
```

```
!
  calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM4PDA
!
  calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM5PDA
!
  calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM6PDA
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB1PDA
!
  calculate :  "B2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB2PDA
!
  calculate :  "B3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB3PDA
!
------------------------------------
!
------------------------------------  Pay Interest to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Int}
------------------------------------
!
------------------------------------  Pay Interest Shortfall to A  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A" )
------------------------------------
  {#A_InS}
------------------------------------
!
------------------------------------  Pay Interest to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
```

```
----------------------------------- Pay Interest to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Interest to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Interest to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Interest to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Interest to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
-----------------------------------
!
----------------------------------- Pay Interest to B2  From Cash
```

```
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------  Pay Principal to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
  {#M4_Prn}
```

```
------------------------------------
!
------------------------------------  Pay Principal to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
  {#M5_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
  {#M6_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B2" )
------------------------------------
  {#B2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B3" )
------------------------------------
  {#B3_Prn}
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M2  From
```

```
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M4  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M4")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M5  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M5")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M6  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M6")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B1  From
Cash Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B3" )
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
------------------------------------
   calculate : #WriteDown = MIN(DELINQ_NET_LOSS, MAX(0.0, BBAL("A11#
1","A121#1","A122#1","A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#
1","B1#1","B2#1","B3#1") - COLL_BAL))
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
```

```
   calculate : #BondBal      = BBAL("A11#1","A121#1","A122#1","A2#1","M1#
1","M2#1","M3#1","M4#1","M5#1","M6#1","B1#1","B2#1","B3#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
   calculate : #FGWrapBal = COLL_BAL
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
Schedule "NASIO_5030"
DECLARE
VALUES OK
     20021225       42,000,000.00
     20030125       39,615,752.17
     20030225       37,366,582.92
     20030325       35,244,851.90
     20030425       33,243,350.33
     20030525       31,355,276.69
     20030625       29,574,213.67
     20030725       27,894,106.55
     20030825       26,309,242.69
     20030925       24,814,232.26
     20031025       23,403,990.01
     20031125       22,073,718.07
     20031225       20,818,889.73
     20040125       19,635,234.13
     20040225       18,518,721.84
     20040325       17,465,551.21
     20040425       16,472,135.50
     20040525       15,535,090.76
     20040625       14,651,224.39
     20040725       13,817,524.31
     20040825       13,031,148.78
     20040925       12,289,416.77
     20041025       11,589,798.90
     20041125       10,929,908.86
     20041225       10,307,495.33
     20050125        9,720,434.34
     20050225        9,166,722.12
     20050325        8,644,468.26
     20050425        8,151,889.33
     20050525        7,687,302.83
!
!
 Collateral OVER
!
!       Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040801    9999 9999   FALSE
!
! Pool#  Type     Gross     Current     Original   --Fee--  Maturity
Orig
!                 Coupon    Factor      Balance    P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1     "OR Wrap"    WL    00    WAC             8.7903 (
10625059.63 /     10625059.63 );    10625059.63
1.8475       1.8475          177:3     177:3      180 NO_CHECK
GROUP 1
M        2     "OR Wrap"    WL    00    WAC             8.5572 (
```

```
21232344.44 /     21232344.44 );     21232344.44
1.8475        1.8475           322:3      322:3       325 NO_CHECK
GROUP 1
M        3      "OR Wrap"    WL    00    WAC             9.1503 (
131626234.04 /    131626234.04 );    131626234.04
1.8475        1.8475           357:3      357:3       360 NO_CHECK BALLOON
SCHED_BOTH            181 GROUP 1
M        4      "No Wrap"    WL    00    WAC             9.3555 (
462301.02 /       462301.02 );       462301.02
.5275         .5275            90:21      90:21       111 NO_CHECK
GROUP 2
M        5      "No Wrap"    WL    00    WAC             9.3901 (
16920874.79 /     16920874.79 );     16920874.79
.5275         .5275            176:4      176:4       180 NO_CHECK
GROUP 2
M        6      "No Wrap"    WL    00    WAC            10.0392 (
79526404.88 /     79526404.88 );     79526404.88
.5275         .5275            259:4      259:4       263 NO_CHECK
GROUP 2
M        7      "No Wrap"    WL    00    WAC             9.1838 (
221514.73 /       221514.73 );       221514.73
.5275         .5275            358:2      358:2       360 NO_CHECK BALLOON
SCHED_BOTH            120 GROUP 2
M        8      "No Wrap"    WL    00    WAC             9.6987 (
198506500.11 /    198506500.11 );    198506500.11
.5275         .5275            357:3      357:3       360 NO_CHECK BALLOON
SCHED_BOTH            183 GROUP 2
M        9      "Prefund"    WL    00    WAC             9.5141 (
10878766.36 /     10878766.36 );     10878766.36
0.5275        0.5275           327:3      327:3       330 NO_CHECK BALLOON
SCHED_BOTH            202 GROUP 2
```

DERIVED INFORMATION [8/23/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -13

Class A-12 To Call

Price	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
WAL	1.86	0.96	0.64	0.48	0.37
Mod Durn	1.82	0.95	0.64	0.47	0.37
Principal Window Begin	09/04	09/04	09/04	09/04	09/04
Principal Window End	12/08	10/06	01/06	08/05	05/05

DERIVED INFORMATION [8/23/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -13

Class A-13 — To Call

Price	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
DM	37	37	37	37	37
WAL	8.66	4.62	2.56	1.60	1.20
Mod Durn	7.89	4.39	2.49	1.58	1.19
Principal Window Begin	11/07	09/06	02/06	07/05	04/05
Principal Window End	04/17	03/13	11/10	09/06	12/05

DERIVED INFORMATION [8/23/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -13

Price	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
DM	37	37	37	37	37
WAL	6.45	4.25	2.67	1.42	0.96
Mod Dum	6.02	4.06	2.60	1.41	0.96
Principal Window Begin	11/07	09/06	02/06	07/05	04/05
Principal Window End	04/17	03/13	11/10	09/06	12/05

DERIVED INFORMATION [8/23/0

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities C
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certific to the accuracy or completeness of the Information herein. The Information contained herein is prelim prospectus supplement and by any other information subsequently filed with the Securities and Exchan

The Information contained herein will be superseded by the description of the mortgage pool contai certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thu Information may not reflect the impact of all structural characteristics of the certificate. The assumptic collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in and Exchange Commission and is effective, the final prospectus supplement relating to the certificates the Securities and Exchange Commission. This communication shall not constitute an offer to sell or t offer or sale of the certificates discussed in this communication in any state in which such offer, solicit qualification under the securities laws of any such state. Prospective purchasers are referred to the fin certificates discussed in this communication for definitive Information on any matter discussed in this based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and tl Documents contain data that is current as of their publication dates and after publication may no longe prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (

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ɔf the certificates nor any of its affiliates makes any representation as
:rein is preliminary and will be superseded by the applicable
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. discussed in this communication has been filed with the Securities
ɪe certificates discussed in this communication has not been filed with
fer to sell or the solicitation of an offer to buy nor shall there be any
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nents") and the then current version of the Information. Offering
may no longer be complete or current. A final prospectus and
ding Desk at (212) 538-8373.

HEMT 200404 - Price/Yield - B1

Balance	$7,050,000.00	Delay	0	Index	LIBOR_1MO | 1.6	WAC	9.51	WAM	199
Coupon	3.4	Dated	8/31/2004	Mult / Margin	1 / 1.80	NET	8.53	WALA	3
Settle	8/31/2004	First Payment	9/25/2004	Cap / Floor	999 / 0				

Disc Margin	50 PPC	55 PPC	60 PPC	65 PPC	70 PPC	75 PPC	80 PPC	85 PPC	90 PPC
	Price	Price	Price	Price	Price	Price	Price	Price	Price
30	111.6528	110.7374	109.9258	109.2053	108.5946	108.0477	107.5960	107.2008	106.8939
55	109.5992	108.8531	108.1906	107.6015	107.1015	106.6535	106.2833	105.9590	105.7072
80	107.5916	107.0078	106.4887	106.0263	105.6334	105.2810	104.9897	104.7342	104.5358
105	105.6291	105.2008	104.8193	104.4792	104.1896	103.9298	103.7148	103.5262	103.3796
130	103.7103	103.4311	103.1819	102.9594	102.7697	102.5994	102.4585	102.3346	102.2384
155	101.8343	101.6978	101.5757	101.4665	101.3734	101.2896	101.2203	101.1593	101.1119
180	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
205	98.2063	98.3370	98.4542	98.5593	98.6493	98.7302	98.7973	98.8564	98.9024
230	96.4522	96.7079	96.9376	97.1439	97.3207	97.4799	97.6119	97.7284	97.8189
255	94.7366	95.1120	95.4496	95.7533	96.0139	96.2487	96.4435	96.6156	96.7493
280	93.0588	93.5485	93.9896	94.3870	94.7285	95.0363	95.2919	95.5178	95.6934
305	91.4176	92.0167	92.5571	93.0446	93.4641	93.8424	94.1568	94.4349	94.6510
330	89.8123	90.5158	91.1513	91.7255	92.2202	92.6667	93.0379	93.3665	93.6220
WAL	8.38	7.67	7.04	6.49	6.03	5.63	5.29	5.00	4.77
Mod Durn	7.15	6.63	6.16	5.73	5.37	5.05	4.78	4.54	4.36
Principal Window	08/25/2008 - 04/25/2017	04/25/2008 - 04/25/2016	12/25/2007 - 05/25/2015	09/25/2007 - 07/25/2014	09/25/2007 - 11/25/2013	09/25/2007 - 03/25/2013	10/25/2007 - 08/25/2012	10/25/2007 - 02/25/2012	11/25/2007 - 09/25/2011
LIBOR_1MO	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
Prepay	50 PPC	55 PPC	60 PPC	65 PPC	70 PPC	75 PPC	80 PPC	85 PPC	90 PPC
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

95 PPC	100 PPC	105 PPC	110 PPC	115 PPC	120 PPC	125 PPC	130 PPC	135 PPC	140 PPC
Price	Price	Price	Price	Price	Price	Price	Price	Price	Price
106.5958	106.3542	106.1488	105.9780	105.8559	105.7456	105.6674	105.5914	105.5716	105.5434
105.4623	105.2639	105.0950	104.9546	104.8542	104.7634	104.6991	104.6366	104.6203	104.5972
104.3427	104.1862	104.0530	103.9422	103.8629	103.7912	103.7405	103.6911	103.6783	103.6600
103.2369	103.1212	103.0226	102.9406	102.8820	102.8289	102.7914	102.7547	102.7453	102.7318
102.1446	102.0686	102.0038	101.9498	101.9113	101.8763	101.8516	101.8275	101.8213	101.8124
101.0657	101.0282	100.9963	100.9697	100.9506	100.9334	100.9212	100.9093	100.9063	100.9019
100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
98.9473	98.9837	99.0148	99.0407	99.0593	99.0761	99.0879	99.0995	99.1025	99.1067
97.9075	97.9792	98.0406	98.0917	98.1283	98.1615	98.1849	98.2078	98.2136	98.2220
96.8803	96.9864	97.0772	97.1528	97.2070	97.2561	97.2907	97.3247	97.3332	97.3457
95.8657	96.0050	96.1246	96.2240	96.2952	96.3599	96.4054	96.4501	96.4613	96.4777
94.8633	95.0351	95.1824	95.3050	95.3929	95.4727	95.5289	95.5841	95.5979	95.6180
93.8732	94.0763	94.2508	94.3959	94.4999	94.5945	94.6610	94.7264	94.7427	94.7665
4.55	4.37	4.22	4.10	4.01	3.93	3.87	3.82	3.80	3.78
4.18	4.03	3.91	3.80	3.73	3.66	3.62	3.57	3.56	3.54
11/25/2007 - 04/25/2011	11/25/2007 - 11/25/2010	12/25/2007 - 07/25/2010	12/25/2007 - 03/25/2010	01/25/2008 - 12/25/2009	01/25/2008 - 09/25/2009	01/25/2008 - 06/25/2009	02/25/2008 - 03/25/2009	03/25/2008 - 01/25/2009	03/25/2008 - 10/25/2008
1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
95 PPC	100 PPC	105 PPC	110 PPC	115 PPC	120 PPC	125 PPC	130 PPC	135 PPC	140 PPC
Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

145 PPC	150 PPC
Price	Price
105.5606	105.5676
104.6114	104.6172
103.6713	103.6759
102.7402	102.7436
101.8180	101.8203
100.9047	100.9058
100.0000	100.0000
99.1040	99.1029
98.2165	98.2143
97.3376	97.3343
96.4670	96.4626
95.6047	95.5993
94.7506	94.7442
3.80	3.80
3.55	3.56
04/25/2008 - 08/25/2008	05/25/2008 - 06/25/2008
1.6	1.6
145 PPC	150 PPC
Call (Y)	Call (Y)

HEMT 200404 - Price/Yield - B2

Balance	$8,225,000.00	Delay	0	Index	LIBOR_1MO | 1.6	WAC	9.51	WAM	199
Coupon	3.5	Dated	8/31/2004	Mult / Margin	1 / 1.90	NET	8.53	WALA	3
Settle	8/31/2004	First Payment	9/25/2004	Cap / Floor	999 / 0				

Disc Margin	50 PPC	55 PPC	60 PPC	65 PPC	70 PPC	75 PPC	80 PPC	85 PPC	90 PPC
	Price	Price	Price	Price	Price	Price	Price	Price	Price
40	111.5990	110.6917	109.8868	109.1718	108.5654	108.0213	107.5659	107.1780	106.8415
65	109.5551	108.8156	108.1585	107.5740	107.0775	106.6318	106.2585	105.9402	105.6638
90	107.5570	106.9783	106.4634	106.0046	105.6144	105.2638	104.9700	104.7193	104.5014
115	105.6035	105.1790	104.8007	104.4631	104.1755	103.9171	103.7002	103.5151	103.3541
140	103.6936	103.4168	103.1697	102.9488	102.7605	102.5911	102.4488	102.3273	102.2215
165	101.8261	101.6907	101.5696	101.4613	101.3688	101.2855	101.2155	101.1557	101.1036
190	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
215	98.2142	98.3438	98.4601	98.5644	98.6537	98.7342	98.8020	98.8600	98.9106
240	96.4678	96.7214	96.9492	97.1539	97.3295	97.4879	97.6212	97.7354	97.8352
265	94.7597	95.1319	95.4667	95.7682	96.0270	96.2606	96.4573	96.6260	96.7735
290	93.0890	93.5746	94.0121	94.4066	94.7457	95.0520	95.3100	95.5316	95.7255
315	91.4548	92.0487	92.5848	93.0687	93.4853	93.8618	94.1792	94.4519	94.6908
340	89.8562	90.5536	91.1841	91.7540	92.2454	92.6897	93.0645	93.3868	93.6693
WAL	8.38	7.67	7.04	6.49	6.03	5.62	5.28	4.99	4.75
Mod Durn	7.12	6.60	6.13	5.71	5.35	5.03	4.76	4.53	4.32
Principal Window	08/25/2008 - 04/25/2017	04/25/2008 - 04/25/2016	12/25/2007 - 05/25/2015	09/25/2007 - 07/25/2014	09/25/2007 - 11/25/2013	09/25/2007 - 03/25/2013	09/25/2007 - 08/25/2012	10/25/2007 - 02/25/2012	10/25/2007 - 09/25/2011
LIBOR_1MO	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
Prepay	50 PPC	55 PPC	60 PPC	65 PPC	70 PPC	75 PPC	80 PPC	85 PPC	90 PPC
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

95 PPC	100 PPC	105 PPC	110 PPC	115 PPC	120 PPC	125 PPC	130 PPC	135 PPC	140 PPC
Price	Price	Price	Price	Price	Price	Price	Price	Price	Price
106.5593	106.3055	106.0899	105.9053	105.7636	105.6483	105.5371	105.4590	105.4094	105.3548
105.4321	105.2236	105.0463	104.8945	104.7779	104.6831	104.5915	104.5272	104.4864	104.4414
104.3188	104.1543	104.0143	103.8945	103.8024	103.7275	103.6551	103.6043	103.5721	103.5365
103.2191	103.0974	102.9939	102.9052	102.8370	102.7815	102.7279	102.6903	102.6664	102.6400
102.1328	102.0529	101.9847	101.9264	101.8815	101.8450	101.8097	101.7849	101.7692	101.7518
101.0599	101.0205	100.9868	100.9580	100.9359	100.9179	100.9004	100.8882	100.8804	100.8718
100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
98.9531	98.9914	99.0241	99.0521	99.0738	99.0913	99.1084	99.1203	99.1279	99.1362
97.9189	97.9944	98.0590	98.1144	98.1571	98.1917	98.2254	98.2489	98.2639	98.2805
96.8972	97.0090	97.1046	97.1865	97.2498	97.3011	97.3510	97.3859	97.4081	97.4326
95.8880	96.0349	96.1607	96.2685	96.3518	96.4194	96.4851	96.5310	96.5603	96.5926
94.8910	95.0721	95.2273	95.3603	95.4630	95.5465	95.6276	95.6843	95.7204	95.7603
93.9061	94.1204	94.3041	94.4616	94.5834	94.6823	94.7785	94.8456	94.8885	94.9358
4.54	4.35	4.19	4.06	3.95	3.87	3.79	3.73	3.70	3.66
4.15	4.00	3.87	3.76	3.67	3.60	3.53	3.49	3.45	3.42
10/25/2007 - 04/25/2011	10/25/2007 - 11/25/2010	11/25/2007 - 07/25/2010	11/25/2007 - 03/25/2010	11/25/2007 - 12/25/2009	12/25/2007 - 09/25/2009	12/25/2007 - 06/25/2009	12/25/2007 - 03/25/2009	01/25/2008 - 01/25/2009	01/25/2008 - 10/25/2008
1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
95 PPC	100 PPC	105 PPC	110 PPC	115 PPC	120 PPC	125 PPC	130 PPC	135 PPC	140 PPC
Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

145 PPC	150 PPC
Price	*Price*
105.3428	105.3380
104.4316	104.4277
103.5288	103.5257
102.6343	102.6320
101.7480	101.7466
100.8700	100.8693
100.0000	100.0000
99.1380	99.1387
98.2840	98.2854
97.4378	97.4398
96.5994	96.6021
95.7688	95.7720
94.9457	94.9495
3.65	3.65
3.41	3.41
02/25/2008 - 08/25/2008	02/25/2008 - 06/25/2008
1.6	1.6
145 PPC	150 PPC
Call (Y)	*Call (Y)*

HEMT 200404 - Price/Yield - B3

Balance	$3,525,000.00	Delay	0	Index	LIBOR_1MO | 1.6	WAC	9.51 WAM	199
Coupon	5.1	Dated	8/31/2004	Mult / Margin	1 / 3.5	NET	8.53 WALA	3
Settle	8/31/2004	First Payment	9/25/2004	Cap / Floor	999 / 0			

Disc Margin	50 PPC	55 PPC	60 PPC	65 PPC	70 PPC	75 PPC	80 PPC	85 PPC	90 PPC
	Price	Price	Price	Price	Price	Price	Price	Price	Price
200	110.7863	109.9986	109.2926	108.6595	108.1179	107.6298	107.2077	106.8645	106.5614
225	108.8893	108.2470	107.6705	107.1528	106.7093	106.3093	105.9632	105.6816	105.4327
250	107.0333	106.5306	106.0786	105.6722	105.3235	105.0089	104.7364	104.5146	104.3183
275	105.2173	104.8484	104.5162	104.2171	103.9601	103.7280	103.5269	103.3631	103.2181
300	103.4404	103.1998	102.9827	102.7870	102.6186	102.4665	102.3345	102.2270	102.1317
325	101.7016	101.5839	101.4775	101.3815	101.2987	101.2239	101.1590	101.1061	101.0591
350	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
375	98.3346	98.4474	98.5496	98.6421	98.7220	98.7944	98.8573	98.9086	98.9542
400	96.7046	96.9254	97.1257	97.3074	97.4645	97.6068	97.7307	97.8317	97.9216
425	95.1091	95.4333	95.7278	95.9953	96.2270	96.4369	96.6198	96.7690	96.9020
450	93.5473	93.9703	94.3553	94.7055	95.0091	95.2844	95.5245	95.7204	95.8951
475	92.0183	92.5360	93.0078	93.4375	93.8106	94.1490	94.4445	94.6856	94.9008
500	90.5214	91.1296	91.6846	92.1909	92.6309	93.0305	93.3795	93.6644	93.9189
WAL	8.38	7.67	7.04	6.49	6.03	5.62	5.27	4.99	4.75
Mod Durn	6.59	6.14	5.73	5.36	5.05	4.76	4.51	4.30	4.12
Principal Window	08/25/2008 - 04/25/2017	04/25/2008 - 04/25/2016	12/25/2007 - 05/25/2015	09/25/2007 - 07/25/2014	09/25/2007 - 11/25/2013	09/25/2007 - 03/25/2013	09/25/2007 - 08/25/2012	09/25/2007 - 02/25/2012	10/25/2007 - 09/25/2011
LIBOR_1MO	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
Prepay	50 PPC	55 PPC	60 PPC	65 PPC	70 PPC	75 PPC	80 PPC	85 PPC	90 PPC
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

95 PPC	100 PPC	105 PPC	110 PPC	115 PPC	120 PPC	125 PPC	130 PPC	135 PPC	140 PPC
Price	Price	Price	Price	Price	Price	Price	Price	Price	Price
106.2833	106.0307	105.8520	105.6760	105.5241	105.4031	105.3111	105.2085	105.1486	105.0909
105.2042	104.9965	104.8497	104.7049	104.5798	104.4802	104.4046	104.3200	104.2707	104.2231
104.1381	103.9742	103.8583	103.7440	103.6451	103.5664	103.5067	103.4398	103.4008	103.3632
103.0848	102.9635	102.8778	102.7932	102.7199	102.6616	102.6173	102.5678	102.5388	102.5110
102.0441	101.9644	101.9080	101.8523	101.8041	101.7657	101.7365	101.7038	101.6848	101.6664
101.0159	100.9766	100.9488	100.9213	100.8974	100.8785	100.8641	100.8479	100.8385	100.8294
100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
98.9962	99.0345	99.0616	99.0883	99.1116	99.1301	99.1441	99.1599	99.1691	99.1780
98.0045	98.0800	98.1333	98.1862	98.2322	98.2687	98.2964	98.3277	98.3459	98.3634
97.0245	97.1363	97.2151	97.2934	97.3616	97.4158	97.4568	97.5031	97.5301	97.5561
96.0562	96.2032	96.3069	96.4100	96.4998	96.5711	96.6252	96.6862	96.7218	96.7560
95.0994	95.2807	95.4086	95.5357	95.6466	95.7347	95.8014	95.8768	95.9209	95.9631
94.1540	94.3686	94.5199	94.6705	94.8020	94.9065	94.9855	95.0750	95.1272	95.1773
4.52	4.32	4.18	4.04	3.92	3.82	3.75	3.67	3.62	3.58
3.96	3.80	3.70	3.59	3.50	3.42	3.37	3.31	3.27	3.23
10/25/2007 - 04/25/2011	10/25/2007 - 11/25/2010	10/25/2007 - 07/25/2010	11/25/2007 - 03/25/2010	11/25/2007 - 12/25/2009	11/25/2007 - 09/25/2009	11/25/2007 - 06/25/2009	12/25/2007 - 03/25/2009	12/25/2007 - 01/25/2009	12/25/2007 - 10/25/2008
1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
95 PPC	100 PPC	105 PPC	110 PPC	115 PPC	120 PPC	125 PPC	130 PPC	135 PPC	140 PPC
Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

145 PPC	150 PPC
Price	Price
105.0500	105.0334
104.1895	104.1758
103.3365	103.3257
102.4912	102.4832
101.6534	101.6481
100.8230	100.8204
100.0000	100.0000
99.1843	99.1869
98.3759	98.3809
97.5746	97.5820
96.7804	96.7902
95.9933	96.0054
95.2131	95.2275
3.55	3.53
3.21	3.20
01/25/2008 - 08/25/2008	01/25/2008 - 06/25/2008
1.6	1.6
145 PPC	150 PPC
Call (Y)	Call (Y)

DERIVED INFORMATION [8/23/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -21

WAL Table for Class A-21

	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	2.01	1.04	0.69	0.51	0.40
Mod Durn	1.96	1.03	0.68	0.51	0.40
Principal Window Begin	4-Sep	4-Sep	4-Sep	4-Sep	4-Sep
Principal Window End	9-May	7-Jan	6-Feb	5-Sep	5-Jun

WAL Table for Class A-22

	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	9.01	4.81	2.64	1.65	1.23
Mod Durn	8.19	4.57	2.57	1.63	1.22
Principal Window Begin	9-May	7-Jan	6-Feb	5-Sep	5-Jun
Principal Window End	19-Aug	14-Apr	10-Nov	6-Dec	6-May

WAL Table for Class A-23

Price	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	14.99	9.65	6.24	2.50	1.86
Mod Durn	12.89	8.76	5.87	2.45	1.83
Principal Window Begin	19-Aug	14-Apr	10-Nov	6-Dec	6-May
Principal Window End	19-Aug	14-Apr	10-Nov	7-Apr	6-Aug

DERIVED INFORMATION [8/23/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

WAL TABLE FOR HEMT 2004-4 CLASS A -21

	10 CPR, Call (Y)	20 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
WAL for Princ Pmts	2.01	1.04	0.69	0.51	0.40
Mod Durn	1.96	1.03	0.68	0.51	0.40
Principal Window Begin	4-Sep	4-Sep	4-Sep	4-Sep	4-Sep
Principal Window End	9-May	7-Jan	6-Feb	5-Sep	5-Jun

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[470,000,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2004-4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[371,300,000]	Senior/Adj	LIBOR+[]%	1.7	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[19,975,000]	Mezzanine/Adj	LIBOR + []%	5.1	AA+/Aa1
M-2	[18,800,000]	Mezzanine/Adj	LIBOR + []%	4.7	AA/Aa2
M-3	[10,575,000]	Mezzanine/Adj	LIBOR + []%	4.6	AA-/Aa3
M-4	[10,575,000]	Mezzanine/Adj	LIBOR + []%	4.5	A+/A1
M-5	[9,400,000]	Mezzanine/Adj	LIBOR + []%	4.5	A/A2
M-6	[10,575,000]	Mezzanine/Adj	LIBOR + []%	4.4	A-/A3
B-1	[7,050,000]	Subordinate/Adj	LIBOR + []%	4.4	BBB+/Baa1
B-2	[8,225,000]	Subordinate/Adj	LIBOR + []%	4.3	BBB/Baa2
B-3	[3,525,000]	Subordinate/Adj	LIBOR + []%	4.3	BBB-/Baa3
Total	[470,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral prepayment speed assumes [30%] CPR. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Credit Risk Manager:	The MurrayHill Company
Credit Insurance Provider:	Old Republic Insurance Company
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregated principal balances of the covered loans as of the Cut-Off Date subject to certain limitations. About 34.78% of the mortgage loans are covered under the policy and the remaining 65.22% of the mortgage loans are not covered under the policy.
Cut-off Date:	August 1, 2004 for the initial mortgage loans.
Deal Settlement:	On or about August 27, 2004
Investor Settlement:	On or about August 31, 2004
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in September 2004.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-R Certificates and the A-RL Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date. With regard to the Class A-R Certificate and the A-RL Certificates, the calendar month preceding the month of that Distribution Date.
Delay Days:	0 days with respect to the Offered Certificates other than the Class A-R Certificate and the Class A-RL Certificates and 24 days with respect to the Class A-R Certificates and the Class A-RL Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes a constant prepayment of 30.0% CPR.
Prefunding Amount:	[$10,878,766]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, and Class B-3 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates other than the Class A-R Certificates and Class A-RL Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (2) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates.
Pass-through Rate:	For the offered Certificates other than the Class A-R Certificates and the Class A-RL Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class A-R Certificates and Class A-RL Certificates, the Net Funds Cap.
Net Funds Cap:	With respect to each Distribution Date, for the offered Certificates other than the Class A-R Certificates and the Class A-RL Certificates, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee, by (y) the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) the actual number of days in the immediately preceding interest accrual period divided by 360.
Principal and Interest Advancing:	The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding distribution date and any unpaid Interest Carry Forward Amount from the immediately preceding distribution date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any distribution date will equal the sum of (1) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (2) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (3) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (4) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (5) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to interest.
Principal Remittance Amount:	For any distribution date will be equal to the sum of (1) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (2) all principal prepayments on the mortgage loans received during the related Prepayment Period, (3) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately

preceding that Distribution Date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (6) regarding the November 2004 Distribution Date, the amount remaining in the Funding Account at the end of the Prefunding Period and (7) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to principal.

Principal Payment Amount: For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy
2. Excess cashflow
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[21.00]%	[25.50]%	[51.00]%
M-1	[16.75]%	[21.25]%	[42.50]%
M-2	[12.75]%	[17.25]%	[34.50]%
M-3	[10.50]%	[15.00]%	[30.00]%
M-4	[8.25]%	[12.75]%	[25.50]%
M-5	[6.25]%	[10.75]%	[21.50]%
M-6	[4.00]%	[8.50]%	[17.00]%
B-1	[2.50]%	[7.00]%	[14.00]%
B-2	[0.75]%	[5.25]%	[10.50]%
B-3	[0.00]%	[4.50]%	[9.00]%

* Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.
** On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [4.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [9.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in September 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [51.00]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
September 2004 – August 2007	N/A
September 2007 – August 2008	[]
September 2008 – August 2009	[]
September 2009 – August 2010	[]
September 2010 – August 2011	[]
September 2011 and thereafter	[]

Registration:

The Offered Certificates, other than the Class A-R Certificates and the Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
2. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class M-6 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. to the Class B-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in November 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;

3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
10. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
11. to the Class B-3 Certificates until the Class Principal Balance of such class has been reduced to zero; and
12. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:
1. Commencing on the distribution date in November 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-6 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
11. to the Class B-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-3 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
12. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first Distribution Date, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger is in effect, until the required overcollateralization amount is reached, according to clause II above; or

   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;

5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class M-6 Certificates, any unpaid realized loss amounts for such Class;
10. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
11. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
12. to the Class B-3 Certificates, any unpaid realized loss amounts for such Class;
13. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
14. To the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (14).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.77	2.50	1.68	1.10	0.88	0.60
First Pay (Months)	09/04	09/04	09/04	09/04	09/04	09/04
Last Pay (Months)	04/17	03/13	11/10	07/07	11/06	02/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.67	5.08	4.00	2.42	1.60
First Pay (Months)	08/08	12/07	12/08	07/07	11/06	02/06
Last Pay (Months)	04/17	03/13	11/10	06/09	03/07	05/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.65	4.74	4.82	2.74	1.81
First Pay (Months)	08/08	11/07	07/08	06/09	03/07	05/06
Last Pay (Months)	04/17	03/13	11/10	06/09	07/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.65	4.59	4.65	3.39	2.00
First Pay (Months)	08/08	11/07	04/08	01/09	07/07	07/06
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	09/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.64	4.51	4.34	3.82	2.16
First Pay (Months)	08/08	10/07	03/08	08/08	06/08	09/06
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	11/06

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.63	4.45	4.13	3.82	2.34
First Pay (Months)	08/08	10/07	01/08	06/08	06/08	11/06
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	01/07

Class M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.63	4.40	3.97	3.82	2.48
First Pay (Months)	08/08	10/07	12/07	03/08	06/08	01/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

Class B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.63	4.37	3.87	3.80	2.49
First Pay (Months)	08/08	09/07	11/07	01/08	05/08	02/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.62	4.35	3.79	3.65	2.49
First Pay (Months)	08/08	09/07	10/07	12/07	02/08	02/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

Class B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.38	5.62	4.32	3.75	3.53	2.49
First Pay (Months)	08/08	09/07	10/07	11/07	01/08	02/07
Last Pay (Months)	04/17	03/13	11/10	06/09	06/08	02/07

To Maturity

Class A	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.89	2.69	1.83	1.10	0.88	0.60
First Pay (Months)	09/04	09/04	09/04	09/04	09/04	09/04
Last Pay (Months)	05/22	08/19	08/18	07/07	11/06	02/06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.76	6.26	5.55	5.95	2.42	1.60
First Pay (Months)	08/08	12/07	12/08	07/07	11/06	02/06
Last Pay (Months)	07/20	08/19	12/16	07/15	03/07	05/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.24	5.20	5.81	2.74	1.81
First Pay (Months)	08/08	11/07	07/08	06/09	03/07	05/06
Last Pay (Months)	11/19	06/19	07/16	10/13	07/07	07/06

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.23	5.04	4.99	5.23	2.00
First Pay (Months)	08/08	11/07	04/08	01/09	07/07	07/06
Last Pay (Months)	08/19	06/19	12/15	05/13	04/13	09/06

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.21	4.95	4.67	5.84	2.16
First Pay (Months)	08/08	10/07	03/08	08/08	09/09	09/06
Last Pay (Months)	08/19	05/19	08/15	02/13	06/11	11/06

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.19	4.87	4.45	4.86	2.34
First Pay (Months)	08/08	10/07	01/08	06/08	01/09	11/06
Last Pay (Months)	08/19	11/18	03/15	10/12	02/11	01/07

Class M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.15	4.80	4.27	4.35	2.56
First Pay (Months)	08/08	10/07	12/07	03/08	08/08	01/07
Last Pay (Months)	08/19	04/18	09/14	06/12	10/10	04/07

Class B-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.75	6.10	4.74	4.15	4.04	2.79
First Pay (Months)	08/08	09/07	11/07	01/08	05/08	04/07
Last Pay (Months)	08/19	06/17	02/14	12/11	06/10	07/07

Class B-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.74	6.04	4.67	4.03	3.84	4.10
First Pay (Months)	08/08	09/07	10/07	12/07	02/08	07/07
Last Pay (Months)	08/19	10/16	08/13	07/11	02/10	05/10

Class B-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.73	5.97	4.58	3.95	3.69	4.35
First Pay (Months)	08/08	09/07	10/07	11/07	01/08	10/08
Last Pay (Months)	06/19	11/15	11/12	12/10	08/09	03/09

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored)

Period	Net Funds Cap	Period	Net Funds Cap
1	10.23%	61	8.25%
2	8.53%	62	8.53%
3	8.25%	63	8.25%
4	8.53%	64	8.53%
5	8.25%	65	8.25%
6	8.25%	66	8.25%
7	9.14%	67	9.14%
8	8.25%	68	8.25%
9	8.53%	69	8.53%
10	8.25%	70	8.25%
11	8.53%	71	8.53%
12	8.25%	72	8.25%
13	8.25%	73	8.25%
14	8.53%	74	8.53%
15	8.25%	75	8.25%
16	8.53%	76	8.53%
17	8.25%	77	8.25%
18	8.25%	78	8.25%
19	9.14%	79	9.14%
20	8.25%	80	8.25%
21	8.53%	81	8.53%
22	8.25%	82	8.25%
23	8.53%	83	8.53%
24	8.25%	84	8.25%
25	8.25%	85	8.25%
26	8.53%	86	8.53%
27	8.25%	87	8.25%
28	8.53%	88	8.53%
29	8.25%	89	8.25%
30	8.25%	90	8.25%
31	9.14%	91	8.82%
32	8.25%	92	8.25%
33	8.53%	93	8.53%
34	8.25%	94	8.25%
35	8.53%	95	8.53%
36	8.25%	96	8.25%
37	8.25%	97	8.25%
38	8.53%	98	8.53%
39	8.25%	99	8.25%
40	8.53%	100	8.53%
41	8.25%	101	8.25%
42	8.25%	102	8.25%
43	8.82%	103	9.13%
44	8.25%	104	8.25%
45	8.53%	105	8.52%
46	8.25%	106	8.25%
47	8.53%	107	8.52%
48	8.25%	108	8.25%
49	8.25%	109	8.25%
50	8.53%	110	8.52%
51	8.25%	111	8.25%
52	8.53%	112	8.52%
53	8.25%	113	8.25%
54	8.25%	114	8.25%
55	9.14%	115	9.13%
56	8.25%	116	8.25%
57	8.53%	117	8.52%
58	8.25%	118	8.25%
59	8.53%	119	8.52%
60	8.25%	120	8.25%

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.600%	6.804%	61	5.066%	3.137%
2	1.747%	6.307%	62	5.195%	3.191%
3	1.944%	6.036%	63	5.394%	2.834%
4	2.038%	6.030%	64	5.195%	3.191%
5	2.183%	5.807%	65	5.484%	2.751%
6	2.131%	5.867%	66	5.306%	2.915%
7	2.549%	5.753%	67	5.732%	3.090%
8	2.232%	5.783%	68	5.059%	3.144%
9	2.606%	5.521%	69	5.259%	3.134%
10	2.593%	5.445%	70	5.599%	2.644%
11	2.666%	5.485%	71	5.349%	3.054%
12	2.885%	5.183%	72	5.715%	2.537%
13	2.917%	5.165%	73	5.324%	2.899%
14	3.008%	5.190%	74	5.458%	2.955%
15	3.274%	4.822%	75	5.664%	2.584%
16	3.132%	5.074%	76	5.450%	2.654%
17	3.451%	4.652%	77	5.749%	2.186%
18	3.420%	4.681%	78	5.555%	2.366%
19	3.774%	4.749%	79	5.996%	2.581%
20	3.403%	4.697%	80	5.279%	2.621%
21	3.596%	4.644%	81	5.480%	2.628%
22	3.880%	4.246%	82	5.826%	2.116%
23	3.886%	4.381%	83	5.550%	2.564%
24	3.833%	4.293%	84	5.921%	2.031%
25	3.918%	4.214%	85	5.500%	2.417%
26	3.953%	4.324%	86	5.630%	2.493%
27	4.134%	4.016%	87	5.836%	2.106%
28	4.016%	4.270%	88	5.605%	2.515%
29	4.298%	3.869%	89	5.910%	2.040%
30	4.121%	4.036%	90	5.703%	2.228%
31	4.511%	4.149%	91	6.013%	2.358%
32	4.012%	4.140%	92	5.557%	2.363%
33	4.189%	4.127%	93	5.621%	2.501%
34	4.478%	3.722%	94	5.983%	1.976%
35	4.302%	4.034%	95	5.701%	2.440%
36	4.504%	3.707%	96	5.942%	2.049%
37	4.433%	3.775%	97	5.808%	2.193%
38	4.450%	3.769%	98	5.797%	2.431%
39	4.637%	3.358%	99	6.014%	2.066%
40	4.484%	3.694%	100	5.775%	2.506%
41	4.787%	3.273%	101	6.093%	2.056%
42	4.573%	3.491%	102	5.878%	2.272%
43	4.881%	3.559%	103	6.349%	2.516%
44	4.565%	3.529%	104	5.571%	2.613%
45	4.600%	3.672%	105	5.784%	2.648%
46	4.931%	3.205%	106	6.154%	2.164%
47	4.729%	3.561%	107	5.855%	2.654%
48	4.946%	3.199%	108	6.096%	2.285%
49	4.861%	3.281%	109	5.951%	2.337%
50	4.874%	3.440%	110	5.933%	2.621%
51	5.071%	3.094%	111	6.150%	2.317%
52	4.897%	3.427%	112	5.897%	2.804%
53	5.177%	3.003%	113	6.219%	2.382%
54	5.020%	3.152%	114	5.992%	2.621%
55	5.428%	3.325%	115	6.471%	2.747%
56	4.802%	3.361%	116	5.665%	2.916%
57	4.995%	3.355%	117	5.881%	3.007%
58	5.319%	2.891%	118	6.257%	2.583%
59	5.085%	3.281%	119	5.946%	3.076%
60	5.433%	2.794%	120	6.192%	2.743%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	14.0%	29.08%	7.09
M-2	11.7%	25.29%	7.73
M-3	10.5%	23.19%	9.30
M-4	9.3%	21.00%	9.69
M-5	8.2%	18.90%	9.71
M-6	7.1%	16.71%	9.75
B-1	6.4%	15.27%	10.49
B-2	5.8%	14.00%	11.15
B-3	5.5%	13.35%	11.30

Statistical Collateral Summary – Total Pool

All information on the initial Mortgage Loans is approximate and is based off of scheduled balances as of the 08/01/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the initial Mortgage Loans, respectively.

				Min		Max
Total Number of Loans		10,436				
Total Outstanding Loan Balance	$	459,120,853.34		Min		Max
Average Loan Current Balance	$	43,993.95	$	1,467.28	$	372,674.37
Weighted Average Combined LTV		95.70%		2.63%		100.00%
Weighted Average Coupon		9.51%		5.63%		14.99%
Weighted Average FICO (Non-Zero)		689				
Weighted Average Age (Months)		3				
% Prepayment Penalties		41.97%				
% Balloons		71.93%				
% Second Liens		99.85%				

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,529	$ 47,388,655.09	10.32	678	95.10	9.69	77.26
25,000.01 - 50,000.00	4,834	$ 173,459,313.94	37.78	683	96.50	9.54	89.31
50,000.01 - 75,000.00	1,979	$ 121,119,952.04	26.38	690	96.21	9.52	92.50
75,000.01 - 100,000.00	655	$ 56,811,714.97	12.37	699	95.76	9.41	94.34
100,000.01 - 125,000.00	219	$ 24,564,880.04	5.35	694	96.29	9.57	95.81
125,000.01 - 150,000.00	106	$ 14,720,309.98	3.21	706	92.79	9.26	94.35
150,000.01 - 175,000.00	47	$ 7,663,311.95	1.67	718	92.75	9.73	87.36
175,000.01 - 200,000.00	63	$ 12,254,559.15	2.67	711	86.47	9.02	92.02
200,000.01 - 225,000.00	1	$ 203,980.28	0.04	739	100.00	7.25	100.00
225,000.01 - 250,000.00	1	$ 244,339.65	0.05	783	94.81	6.25	100.00
300,000.01 - 325,000.00	1	$ 317,161.88	0.07	671	80.00	10.88	100.00
375,000.01 - 400,000.00	1	$ 372,674.37	0.08	628	70.00	10.25	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,536	$ 47,534,449.33	10.35	679	94.99	9.69	77.33
25,000.01 - 50,000.00	4,832	$ 173,550,901.35	37.80	683	96.52	9.54	89.29
50,000.01 - 75,000.00	1,976	$ 121,032,090.96	26.36	690	96.24	9.52	92.54
75,000.01 - 100,000.00	653	$ 56,662,194.40	12.34	699	95.76	9.42	94.32
100,000.01 - 125,000.00	219	$ 24,564,880.04	5.35	694	96.29	9.57	95.81
125,000.01 - 150,000.00	106	$ 14,720,309.98	3.21	706	92.79	9.26	94.35
150,000.01 - 175,000.00	47	$ 7,663,311.95	1.67	718	92.75	9.73	87.36
175,000.01 - 200,000.00	63	$ 12,254,559.15	2.67	711	86.47	9.02	92.02
200,000.01 - 225,000.00	1	$ 203,980.28	0.04	739	100.00	7.25	100.00
225,000.01 - 250,000.00	1	$ 244,339.65	0.05	783	94.81	6.25	100.00
300,000.01 - 325,000.00	1	$ 317,161.88	0.07	671	80.00	10.88	100.00
350,000.01 - 375,000.00	1	$ 372,674.37	0.08	628	70.00	10.25	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	5	$	181,430.99	0.04	-	89.17	10.74	100.00
501 - 525	1	$	60,574.14	0.01	517	100.00	9.50	100.00
526 - 550	1	$	25,460.67	0.01	536	99.97	11.75	100.00
551 - 575	7	$	185,178.96	0.04	565	95.78	10.53	100.00
576 - 600	113	$	4,047,960.76	0.88	595	98.65	10.63	100.00
601 - 625	1,219	$	41,691,478.17	9.08	615	98.61	10.20	99.72
626 - 650	1,647	$	65,006,655.17	14.16	639	96.36	10.14	97.50
651 - 675	1,693	$	77,447,234.05	16.87	664	96.50	10.28	95.03
676 - 700	1,888	$	88,896,615.18	19.36	688	95.34	9.49	90.51
701 - 725	1,487	$	69,658,211.01	15.17	712	95.17	9.08	85.29
726 - 750	1,163	$	56,191,459.09	12.24	737	94.74	8.71	83.15
751 - 775	772	$	37,045,810.41	8.07	762	94.06	8.64	79.96
776 - 800	384	$	16,437,392.51	3.58	785	93.35	8.28	76.16
801 - 825	53	$	2,153,843.10	0.47	807	90.01	8.00	83.74
826 - 850	3	$	91,549.13	0.02	835	50.31	6.74	100.00
Total:	**10,436**	**$**	**459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	8	$	41,948.63	0.01	770	14.85	7.35	100.00
61 - 120	22	$	641,867.12	0.14	680	82.80	9.43	100.00
121 - 180	7,643	$	346,112,877.14	75.39	694	95.51	9.43	88.10
181 - 240	2,113	$	81,989,456.64	17.86	666	97.68	10.01	98.00
241 - 300	1	$	110,855.40	0.02	694	94.65	10.88	100.00
301 - 360	649	$	30,223,848.41	6.58	699	92.80	9.15	91.41
Total:	**10,436**	**$**	**459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	12	$	92,554.94	0.02	763	19.99	7.92	100.00
61 - 120	22	$	688,475.75	0.15	669	86.16	9.69	100.00
121 - 180	7,640	$	346,049,774.44	75.37	694	95.52	9.43	88.10
181 - 240	2,112	$	81,955,344.40	17.85	666	97.69	10.01	98.00
241 - 300	1	$	110,855.40	0.02	694	94.65	10.88	100.00
301 - 360	649	$	30,223,848.41	6.58	699	92.80	9.15	91.41
Total:	**10,436**	**$**	**459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	722	$ 40,969,230.13	8.92	709	92.05	9.54	72.56
Condominium	734	$ 29,596,680.73	6.45	694	96.31	9.66	90.40
Co-op	4	$ 79,224.06	0.02	701	89.78	8.45	100.00
PUD	2,099	$ 98,316,868.48	21.41	694	95.92	9.53	86.82
Single Family Residence	6,875	$ 290,023,869.58	63.17	684	96.08	9.49	93.66
Unknown	2	$ 134,980.36	0.03	676	94.86	9.08	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	1,163	$ 37,560,818.96	8.18	721	90.07	10.32	-
Primary	9,071	$ 413,697,195.49	90.11	686	96.30	9.45	100.00
Secondary	202	$ 7,862,838.89	1.71	723	90.99	9.27	-
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	7,859	$ 347,347,273.79	75.65	694	96.85	9.56	88.49
Refinance - Cashout	2,095	$ 92,233,980.58	20.09	672	91.76	9.43	95.37
Refinance - Rate Term	482	$ 19,539,598.97	4.26	678	93.73	9.19	93.96
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Combined LTV -	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	16	$ 380,958.06	0.08	748	8.62	8.97	100.00
10.01 - 20.00	4	$ 95,321.88	0.02	754	15.95	7.03	100.00
20.01 - 30.00	10	$ 395,756.81	0.09	703	26.73	8.83	100.00
30.01 - 40.00	9	$ 501,502.94	0.11	728	36.59	7.16	92.12
40.01 - 50.00	12	$ 579,412.19	0.13	730	44.70	7.14	100.00
50.01 - 60.00	17	$ 931,754.53	0.20	701	55.89	7.41	92.00
60.01 - 70.00	60	$ 3,804,746.21	0.83	698	66.76	8.35	86.24
70.01 - 80.00	229	$ 15,197,608.95	3.31	705	77.81	8.25	76.42
80.01 - 90.00	1,899	$ 77,607,798.08	16.90	701	88.85	9.15	68.78
90.01 - 95.00	1,901	$ 82,750,304.84	18.02	704	94.69	9.45	79.74
95.01 - 100.00	6,279	$ 276,875,688.85	60.31	680	99.89	9.74	99.93
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,471	$ 154,155,481.28	33.58	696	95.29	9.49	92.69
Nevada	1,316	$ 57,421,075.83	12.51	705	95.96	9.58	74.57
Arizona	826	$ 26,732,150.47	5.82	693	96.98	9.56	85.25
New York	455	$ 26,683,204.97	5.81	704	89.39	8.87	86.67
Florida	537	$ 20,630,138.53	4.49	679	95.64	9.72	90.17
Washington	369	$ 14,665,504.62	3.19	674	98.40	9.50	95.37
Virginia	307	$ 13,799,453.07	3.01	680	95.46	9.75	98.05
Maryland	288	$ 13,350,711.45	2.91	674	97.22	10.00	97.03
New Jersey	269	$ 12,543,850.80	2.73	703	91.25	9.32	79.51
Texas	403	$ 11,802,767.27	2.57	690	97.32	9.30	90.72
Oregon	275	$ 9,938,712.39	2.16	673	97.93	9.52	94.97
Colorado	219	$ 9,408,566.81	2.05	680	97.15	9.63	95.72
Michigan	264	$ 8,299,205.33	1.81	668	96.52	9.88	97.46
Illinois	217	$ 8,099,665.36	1.76	681	96.44	9.70	97.71
Pennsylvania	229	$ 7,745,934.45	1.69	693	94.98	9.23	92.61
Other	1,991	$ 63,844,430.71	13.91	667	97.56	9.56	95.07
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	4,961	$ 192,783,054.42	41.99	675	96.90	9.11	92.82
NINA	338	$ 16,862,773.58	3.67	713	87.90	9.96	88.48
Reduced	4,432	$ 214,330,483.87	46.68	698	95.66	9.81	87.95
Stated/Stated	705	$ 35,144,541.47	7.65	700	93.10	9.74	89.15
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	134	$ 5,997,816.70	1.31	747	86.39	6.00	99.08
6.001 - 6.500	271	$ 11,766,385.93	2.56	744	88.63	6.37	97.20
6.501 - 7.000	401	$ 19,680,843.74	4.29	735	90.34	6.85	96.51
7.001 - 7.500	327	$ 16,510,155.93	3.60	731	91.70	7.36	92.25
7.501 - 8.000	625	$ 29,790,761.29	6.49	727	94.47	7.88	92.58
8.001 - 8.500	656	$ 30,526,674.98	6.65	706	95.76	8.38	92.95
8.501 - 9.000	1,387	$ 58,084,563.50	12.65	681	96.58	8.82	94.09
9.001 - 9.500	1,250	$ 53,921,819.83	11.74	679	96.56	9.34	92.31
9.501 - 10.000	1,874	$ 81,401,949.63	17.73	683	96.31	9.85	86.80
10.001 - 10.500	770	$ 33,842,414.42	7.37	676	96.70	10.34	91.08
10.501 - 11.000	1,024	$ 46,656,448.64	10.16	673	97.24	10.86	90.69
11.001 - 11.500	518	$ 22,922,262.40	4.99	661	97.90	11.33	93.14
11.501 - 12.000	1,022	$ 41,986,777.80	9.15	676	96.39	11.91	73.85
12.001 - 12.500	91	$ 3,334,889.88	0.73	654	97.19	12.33	85.68
12.501 - 13.000	56	$ 1,766,805.69	0.38	625	97.78	12.78	100.00
13.001 - 13.500	13	$ 393,777.27	0.09	629	99.38	13.27	100.00
13.501 - 14.000	8	$ 346,454.61	0.08	630	96.39	13.82	100.00
14.001 - 14.500	6	$ 127,962.03	0.03	621	98.76	14.33	100.00
14.501 - 15.000	3	$ 62,089.07	0.01	622	100.00	14.89	100.00
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	6,161	$ 266,448,198.70	58.03	698	94.53	9.46	87.18
3	27	$ 1,846,719.46	0.40	723	89.91	9.23	82.84
4	3	$ 77,731.83	0.02	689	91.28	9.99	74.37
6	92	$ 6,348,377.33	1.38	700	92.19	10.22	77.91
12	554	$ 35,844,847.87	7.81	701	95.67	9.29	86.25
21	1	$ 103,821.42	0.02	704	100.00	10.20	100.00
24	1,196	$ 55,092,868.46	12.00	678	98.24	9.88	95.15
36	2,284	$ 88,419,546.47	19.26	663	98.12	9.51	98.54
48	1	$ 28,932.15	0.01	793	100.00	9.00	100.00
60	117	$ 4,909,809.65	1.07	699	93.67	9.51	87.11
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

LIEN POSITION	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	20	$ 703,368.67	0.15	732	51.28	7.59	86.38
2	10,416	$ 458,417,484.67	99.85	689	95.76	9.52	90.11
Total:	**10,436**	**$ 459,120,853.34**	**100.00**	**689**	**95.70**	**9.51**	**90.11**

DERIVED INFORMATION [8/20/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-4 DM TABLE

100 PPC

Price	Class		
	B-1	B-2	B-3
	Spread	Spread	Spread
99.50	192	202	363
99.55	191	201	362
99.60	190	200	360
99.65	189	199	359
99.70	187	197	358
99.75	186	196	356
99.80	185	195	355
99.85	184	194	354
99.90	182	192	353
99.95	181	191	351
100.00	180	190	350
100.05	179	189	349
100.10	178	188	347
100.15	176	186	346
100.20	175	185	345
100.25	174	184	344
100.30	173	183	342
100.35	171	181	341
100.40	170	180	340
100.45	169	179	338
100.50	168	178	337

WAL	4.37	4.35	4.32
Mod Durn	4.03	4.00	3.80
Principal Window	11/25/2007 - 11/25/2010	10/25/2007 - 11/25/2010	10/25/2007 - 11/25/2010

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Looking for the % of UPB in each of the cells below

Each of the FICO/LTV strat groups may not add up to 100% due to rounding

1st mortgages

CBLTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	N/A
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80.01-90	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01-80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60.01-70	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00
<60	0.07	0.02	0.00	0.00	0.00	0.00	0.00	0.00

2nd Mortgages

CBLTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	N/A
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	28.95	28.40	20.08	0.84	0.02	0.00	0.00	0.01
80.01-90	8.09	6.30	2.41	0.06	0.00	0.00	0.00	0.02
70.01-80	1.68	1.15	0.45	0.01	0.00	0.00	0.00	0.01
60-70	0.36	0.22	0.24	0.00	0.00	0.00	0.00	0.00
<60	0.34	0.14	0.05	0.00	0.00	0.00	0.00	0.00

Loss Coverage

	moodys	s&p Fixed
BBB+		
BBB	14.88%	13.25%
BBB-	13.50%	12.25%
BB	11.00%	8.00%
B	8.50%	5.25%

DERIVED INFORMATION [8/19/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-4 A2

	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
WAL for Princ Pmts	12.65	8.57	6.24	2.15	1.43
Principal Window Begin	4/25/2017	3/25/2013	11/25/2010	9/25/2006	12/25/2005
Principal Window End	4/25/2017	3/25/2013	11/25/2010	11/25/2006	2/25/2006

```
!  HEMT04_4V1.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139  ,  subroutines 3.1a1
!!   08/18/2004   12:05 PM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC12563277)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 30
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 30 END_CPR 30
!
  DEFINE CONSTANT #OrigCollBal = 470000000.00
  DEFINE CONSTANT #OrigCollBal1 = 163483638.11
  DEFINE CONSTANT #OrigCollBal2 = 306516361.89
!
  DEFINE CONSTANT #OrigBondBal = 470000000.00
  DEFINE CONSTANT #OrigBondBal1 = 163483638.11
  DEFINE CONSTANT #OrigBondBal2 = 306516361.89
!
  DEFINE CONSTANT #SpecSenEnhPct = 51%
  DEFINE CONSTANT #ATargPct = 49.000000000000%
  DEFINE CONSTANT #M1TargPct = 57.500000000000%
  DEFINE CONSTANT #M2TargPct = 65.500000000000%
  DEFINE CONSTANT #M3TargPct = 70.000000000000%
  DEFINE CONSTANT #M4TargPct = 74.500000000000%
  DEFINE CONSTANT #M5TargPct = 78.500000000000%
  DEFINE CONSTANT #M6TargPct = 83.000000000000%
  DEFINE CONSTANT #B1TargPct = 86.000000000000%
  DEFINE CONSTANT #B2TargPct = 89.500000000000%
  DEFINE CONSTANT #B3TargPct = 91.000000000000%
  DEFINE #BondBal                         = 470000000.00
!
   FULL_DEALNAME:        HEMT 200404
!
   DEAL SIZE:            $ 470000000.00
   PRICING SPEED:        GROUP 1 PPC 100%
   PRICING SPEED:        GROUP 2 PPC 100%
!  ISSUE DATE:           20040801
   SETTLEMENT DATE:      20040831
!
  Record date delay:     24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "NASIO_5030"
!
 DEFINE VARNAMES #CumLossShft, #TrigCumLossFrac, #FGBal, #StepDown
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE              20040801 _
       DEAL_FIRSTPAY_DATE          20040925
!
!
  DEFINE #FloorCollat         = 0.5% * #OrigCollBal
  DEFINE #SpecOCTarg          = 4.5% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL               #OC            = 0.00
```

```
 DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg    = 4.5%
* #OrigCollBal
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac    = 0.09
 DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread      = 0
 DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg   =
#FloorCollat
 DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval        =
#SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF
(CURDATE , MONTHS_ADD(CURDATE,-1))
!
ifdef #cmover_3.0g _
 DEFINE DYNAMIC STICKY #LifeCap     = COLL_NET_LIFECAP
!
ifndef #cmover_3.0g _
 DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                          THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                          ELSE LOAN("NETRATE")
!
 DEFINE #FGWrapBal = 470000000
!
 DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
     36.1   1
     37.1   0.0625
     38.1   0.06458333333
     39.1   0.06666666667
     40.1   0.06875
     41.1   0.07083333333
     42.1   0.07291666667
     43.1   0.075
     44.1   0.07708333333
     45.1   0.07916666667
     46.1   0.08125
     47.1   0.08333333333
     48.1   0.08541666667
     49.1   0.0875
     50.1   0.088125
     51.1   0.08875
     52.1   0.089375
     53.1   0.09
     54.1   0.090625
     55.1   0.09125
     56.1   0.091875
     57.1   0.0925
     58.1   0.093125
     59.1   0.09375
     60.1   0.094375
     61.1   0.095
     62.1   0.09541666667
     63.1   0.09583333333
     64.1   0.09625
```

```
      65.1   0.09666666667
      66.1   0.09708333333
      67.1   0.0975
      68.1   0.09791666667
      69.1   0.09833333333
      70.1   0.09875
      71.1   0.09916666667
      72.1   0.09958333333
      73.1   0.1
      74.1   0.1004166667
      75.1   0.1008333333
      76.1   0.10125
      77.1   0.1016666667
      78.1   0.1020833333
      79.1   0.1025
      80.1   0.1029166667
      81.1   0.1033333333
      82.1   0.10375
      83.1   0.1041666667
      84.1   0.1045833333
      360.1   0.105
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_1MO           1.6
!
DEFINE TRANCHE "EXP", "A", "M1", "M2", "M3", "M4", "M5", "M6", "B1",
"B2", "B3", "R"
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN (
COLL_PREV_BAL ); _
                                                       END ( COLL_BAL
); _
          DAYCOUNT 30360 FREQ M _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A"} LT 0.01);
   Block 371300000.00 at 1.9  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.6 ELSE 0.3 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 19975000.00 at 2.18  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
```

```
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.87 ELSE 0.58 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 18800000.00 at 2.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.93 ELSE 0.62 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#1"))
)
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT
0.01);
   Block 10575000.00 at 2.25  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.975 ELSE 0.65 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#
1")) )
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT
0.01);
   Block 10575000.00 at 2.75  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.65 ELSE 1.15 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#1"))
)
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT
0.01);
   Block 9400000.00 at 2.8  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.7 ELSE 1.2 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#1")) )
     0     999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT
0.01);
   Block 10575000.00 at 2.95  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
```

```
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
THEN 1.85 ELSE 1.35 ))
     0     999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT
0.01);
   Block 7050000.00 at 3.4  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.3 ELSE 1.8 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0     999
!
Tranche "B2" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B2"} LT
0.01);
   Block 8225000.00 at 3.55  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.45 ELSE 1.95 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B2#1"))
)
     0     999
!
Tranche "B3" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B3"} LT
0.01);
   Block 3525000.00 at 5.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4. ELSE 3.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B3#1")) )
     0     999
!
Tranche "R" JUN_RES
   Block 470000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040925
!
  Tranche "#OC"               SYMVAR
  Tranche "#SpecOCTarg"       SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
!
  FINANCIAL_GUARANTY "FG" _
               ON COLLAT GROUP 1 _
               COVERS DELINQ LOSSES _
               TOTAL_PAYOUT_CAP 16348363.81
!
  CLASS "EXP"      NO_BUILD_TRANCHE _
                    = "EXP"
```

```
  CLASS "RESID"      NO_BUILD_TRANCHE _
                      = "R#1"
  CLASS "A"           NO_BUILD_TRANCHE _
                      = "A"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      = "M2"
  CLASS "M3"          NO_BUILD_TRANCHE _
                      = "M3"
  CLASS "M4"          NO_BUILD_TRANCHE _
                      = "M4"
  CLASS "M5"          NO_BUILD_TRANCHE _
                      = "M5"
  CLASS "M6"          NO_BUILD_TRANCHE _
                      = "M6"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      = "B1"
  CLASS "B2"          NO_BUILD_TRANCHE _
                      = "B2"
  CLASS "B3"          NO_BUILD_TRANCHE _
                      = "B3"
!
!
  CLASS "ROOT" _
                    WRITEDOWN_BAL RULES _
                    DISTRIB_CLASS RULES _
                    SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                    CALC_WDBALINT _
                    SHORTFALL_PAYBACK WDBALINT TRUE _
                      = "EXP" "A" "M1" "M2" "M3" "M4" "M5" "M6" "B1" "B2"
"B3"  "RESID"
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  100% _
        TARGETVAL       (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                      Month <=          %;_
                           36           100%;  _
                           37           6.25%;  _
                           38           6.458333333%;  _
                           39           6.666666667%;  _
                           40           6.875%;  _
                           41           7.083333333%;  _
                           42           7.291666667%;  _
                           43           7.5%;  _
                           44           7.708333333%;  _
                           45           7.916666667%;  _
```

```
                                        46          8.125%; _
                                        47          8.333333333%;  _
                                        48          8.541666667%;  _
                                        49          8.75%; _
                                        50          8.8125%; _
                                        51          8.875%; _
                                        52          8.9375%; _
                                        53          9%; _
                                        54          9.0625%; _
                                        55          9.125%; _
                                        56          9.1875%; _
                                        57          9.25%; _
                                        58          9.3125%; _
                                        59          9.375%; _
                                        60          9.4375%; _
                                        61          9.5%; _
                                        62          9.541666667%;  _
                                        63          9.583333333%;  _
                                        64          9.625%; _
                                        65          9.666666667%;  _
                                        66          9.708333333%;  _
                                        67          9.75%; _
                                        68          9.791666667%;  _
                                        69          9.833333333%;  _
                                        70          9.875%; _
                                        71          9.916666667%;  _
                                        72          9.958333333%;  _
                                        73          10%; _
                                        74          10.04166667%;  _
                                        75          10.08333333%;  _
                                        76          10.125%; _
                                        77          10.16666667%;  _
                                        78          10.20833333%;  _
                                        79          10.25%; _
                                        80          10.29166667%;  _
                                        81          10.33333333%;  _
                                        82          10.375%; _
                                        83          10.41666667%;  _
                                        84          10.45833333%;  _
                                        360         10.5%; _
"_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
        EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
        TRIGVAL FORMULA (TRIGGER("StepUp-CumLoss","TRIGVAL"));
!
  OPTIONAL REDEMPTION:     "CLEANUP" _
                           COLL_FRAC 10% _
                           PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #A_Prn =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  SEQUENTIAL ( "A#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
```

```
{
------------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
        from :  CLASS ( "M3" )
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
        from :  CLASS ( "M4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
        from :  CLASS ( "M5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
        from :  CLASS ( "M6" )
         pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B2_Prn =
{
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B3_Prn =
{
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
```

```
}
!
!
 CMO Block Payment Rules
------------------------------------
   calculate :  #Princ                = COLL_P
!
   calculate :  #Interest             = COLL_I
!
   calculate :  #PrevSpecOC           = #SpecOCTarg
!
   calculate :  #CurrentOC            = MAX( 0, COLL_BAL - (BBAL("A#1",
"M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "B1#1", "B2#1", "B3#1")
- #Princ))
!
   calculate :  #XSSpread             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL
("ROOT") )
!
   calculate :  #FloorOCTotal         = #FloorOCTarg
!
   calculate :  #StepOCTarg           = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass     = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg           = MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg           = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg           = #Octval
!
   calculate :  #OCDeficiency         = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus            = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt             = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol            = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem             = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic             = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc             = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA              = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #XtraPDA )
!
!
```

```
   calculate :  #DistribAmt            = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA             = BBAL("A") _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA             = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA             = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct         = (COLL_BAL - (BBAL("A") -
#ClassAPDA )) / COLL_BAL
!
   calculate :  #StepDownBal           = (#SenEnhancePct - #SpecSenEnhPct)
+ 1E-8 GE 0.00
!
   calculate :  #StepDown              = #StepDown OR ( #StepDownDatePass
AND #StepDownBal )
!
   calculate :  #CumLossShft           = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac       = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent             = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost        = #PrevSpecOC
!
   calculate :  #SpecOCTarg            = IF #StepDown _
                                       THEN IF #TrigEvent _
                                            THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                            ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                       ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg            = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg            = #Octval
!
   calculate :  #OCDeficiency          = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus             = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt              = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem              = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol             = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem              = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
```

```
   calculate :  #SubDefic              = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc              = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem              = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA               = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem              = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt            = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA             = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt _
                                          ELSE BBAL("A") _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA             = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA             = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
   calculate :  #ClassM1PDA            = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA _
                                          ELSE BBAL("A", "M1") -
#ClassAPDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M1TargPct * COLL_BAL)
   calculate :  #ClassM1PDA            = MAX( 0.0, MIN(BBAL("M1"),
#ClassM1PDA ))
   calculate :  #ClassM1PDA            = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassAPDA ) )
!
!
   calculate :  #ClassM2PDA            = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA _
                                          ELSE BBAL("A", "M1", "M2") -
#ClassAPDA - #ClassM1PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M2TargPct * COLL_BAL)
   calculate :  #ClassM2PDA            = MAX( 0.0, MIN(BBAL("M2"),
#ClassM2PDA ))
   calculate :  #ClassM2PDA            = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA            = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA _
                                          ELSE BBAL("A", "M1", "M2", "M3")
- #ClassAPDA - #ClassM1PDA - #ClassM2PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M3TargPct * COLL_BAL)
   calculate :  #ClassM3PDA            = MAX( 0.0, MIN(BBAL("M3"),
#ClassM3PDA ))
```

```
   calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M4TargPct * COLL_BAL)
   calculate :  #ClassM4PDA          = MAX( 0.0, MIN(BBAL("M4"),
#ClassM4PDA ))
   calculate :  #ClassM4PDA          = MAX( 0, MIN( #ClassM4PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M5TargPct * COLL_BAL)
   calculate :  #ClassM5PDA          = MAX( 0.0, MIN(BBAL("M5"),
#ClassM5PDA ))
   calculate :  #ClassM5PDA          = MAX( 0, MIN( #ClassM5PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA ) )
!
!
   calculate :  #ClassM6PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA
- #ClassM4PDA - #ClassM5PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M6TargPct * COLL_BAL)
   calculate :  #ClassM6PDA          = MAX( 0.0, MIN(BBAL("M6"),
#ClassM6PDA ))
   calculate :  #ClassM6PDA          = MAX( 0, MIN( #ClassM6PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA ) )
!
!
   calculate :  #ClassB1PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B1TargPct * COLL_BAL)
   calculate :  #ClassB1PDA          = MAX( 0.0, MIN(BBAL("B1"),
```

```
#ClassB1PDA ))
   calculate :  #ClassB1PDA          = MAX( 0, MIN( #ClassB1PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate :  #ClassB2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B2TargPct * COLL_BAL)
   calculate :  #ClassB2PDA          = MAX( 0.0, MIN(BBAL("B2"),
#ClassB2PDA ))
   calculate :  #ClassB2PDA          = MAX( 0, MIN( #ClassB2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA ) )
!
!
   calculate :  #ClassB3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2", "B3") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassB1PDA - #ClassB2PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B3TargPct * COLL_BAL)
   calculate :  #ClassB3PDA          = MAX( 0.0, MIN(BBAL("B3"),
#ClassB3PDA ))
   calculate :  #ClassB3PDA          = MAX( 0, MIN( #ClassB3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA - #ClassB2PDA ) )
!
!
  calculate :  "A" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassAPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
!
  calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM4PDA
!
  calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM5PDA
!
  calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM6PDA
```

```
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB1PDA
!
  calculate :  "B2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB2PDA
!
  calculate :  "B3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB3PDA
!
------------------------------------
!
------------------------------------  Pay Interest to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to A  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest to M4  From Cash
```

```
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------  Pay Interest to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------  Pay Interest to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------  Pay Interest to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------  Pay Interest to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest to B3  From Cash
Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------  Pay Principal to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
  {#M4_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
  {#M5_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
  {#M6_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B2" )
------------------------------------
  {#B2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B3" )
------------------------------------
  {#B3_Prn}
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M3  From
Cash Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M4  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M4")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M5  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M5")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M6  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M6")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B3" )
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
------------------------------------
   calculate : #WriteDown = MIN(DELINQ_NET_LOSS, MAX(0.0, BBAL("A#1","M1
#1","M2#1","M3#1","M4#1","M5#1","M6#1","B1#1","B2#1","B3#1") -
COLL_BAL))
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal     = BBAL("A#1","M1#1","M2#1","M3#1","M4#1","M5
#1","M6#1","B1#1","B2#1","B3#1")
   calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
   calculate : #FGWrapBal = COLL_BAL
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
Schedule "NASIO_5030"
DECLARE
VALUES OK
```

```
     20021225        42,000,000.00
     20030125        39,615,752.17
     20030225        37,366,582.92
     20030325        35,244,851.90
     20030425        33,243,350.33
     20030525        31,355,276.69
     20030625        29,574,213.67
     20030725        27,894,106.55
     20030825        26,309,242.69
     20030925        24,814,232.26
     20031025        23,403,990.01
     20031125        22,073,718.07
     20031225        20,818,889.73
     20040125        19,635,234.13
     20040225        18,518,721.84
     20040325        17,465,551.21
     20040425        16,472,135.50
     20040525        15,535,090.76
     20040625        14,651,224.39
     20040725        13,817,524.31
     20040825        13,031,148.78
     20040925        12,289,416.77
     20041025        11,589,798.90
     20041125        10,929,908.86
     20041225        10,307,495.33
     20050125         9,720,434.34
     20050225         9,166,722.12
     20050325         8,644,468.26
     20050425         8,151,889.33
     20050525         7,687,302.83
!
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040801     9999 9999   FALSE
!
! Pool#  Type     Gross     Current     Original   --Fee--  Maturity
Orig
!                 Coupon    Factor      Balance    P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1     "OR Wrap"    WL    00    WAC             8.7903 (
10625059.63 /    10625059.63 );    10625059.63
1.8475       1.8475            177:3     177:3      180 NO_CHECK
GROUP 1
M        2     "OR Wrap"    WL    00    WAC             8.5572 (
21232344.44 /     21232344.44 );    21232344.44
1.8475       1.8475            322:3     322:3      325 NO_CHECK
GROUP 1
M        3     "OR Wrap"    WL    00    WAC             9.1503 (
131626234.04 /    131626234.04 );    131626234.04
1.8475       1.8475            357:3     357:3      360 NO_CHECK BALLOON
SCHED_BOTH            181 GROUP 1
M        4     "No Wrap"    WL    00    WAC             9.3555 (
462301.02 /       462301.02 );      462301.02
.5275        .5275             90:21     90:21      111 NO_CHECK
GROUP 2
M        5     "No Wrap"    WL    00    WAC             9.3901 (
16920874.79 /     16920874.79 );    16920874.79
```

```
.5275         .5275            176:4      176:4        180 NO_CHECK
GROUP 2
M        6     "No Wrap"    WL    00    WAC            10.0392 (
79526404.88 /     79526404.88 );    79526404.88
.5275         .5275            259:4      259:4        263 NO_CHECK
GROUP 2
M        7     "No Wrap"    WL    00    WAC             9.1838 (
221514.73 /       221514.73 );      221514.73
.5275         .5275            358:2      358:2        360 NO_CHECK BALLOON
SCHED_BOTH              120 GROUP 2
M        8     "No Wrap"    WL    00    WAC             9.6987 (
198506500.11 /    198506500.11 );   198506500.11
.5275         .5275            357:3      357:3        360 NO_CHECK BALLOON
SCHED_BOTH              183 GROUP 2
M        9     "Prefund"    WL    00    WAC             9.5141 (
10878766.36 /     10878766.36 );    10878766.36
0.5275        0.5275           327:3      327:3        330 NO_CHECK BALLOON
SCHED_BOTH              202 GROUP 2
```

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
M2	150 PPC	Fwd	16.1	22.59
M5	150 PPC	Fwd	10.9	16.13
M6	150 PPC	Fwd	9.3	14.00
B1	150 PPC	Fwd	8.2	12.50
B2	150 PPC	Fwd	7.0	10.81
M2	100 PPC	Fwd + 150	10.0	22.29
M5	100 PPC	Fwd + 150	6.6	15.68
M6	100 PPC	Fwd + 150	5.6	13.57
B1	100 PPC	Fwd + 150	4.9	12.04
B2	100 PPC	Fwd + 150	4.3	10.69

HEMT 04-4 Excess Spread

Assumptions:

Prepay	150 PPC
LIBOR	Forward LIBOR + 150
Loss	No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	8.09%
2	1.944286%	4.80%	62	5.393745%	8.52%
3	2.038185%	4.48%	63	5.195424%	8.53%
4	2.183302%	4.53%	64	5.483718%	8.53%
5	2.131313%	4.25%	65	5.306163%	8.53%
6	2.549446%	4.31%	66	5.732139%	8.53%
7	2.231698%	4.34%	67	5.058737%	8.53%
8	2.606076%	4.22%	68	5.258886%	8.53%
9	2.592851%	4.01%	69	5.598989%	8.53%
10	2.665914%	3.88%	70	5.348567%	8.53%
11	2.884579%	3.97%	71	5.714714%	8.53%
12	2.916619%	3.62%	72	5.323813%	8.53%
13	3.008412%	3.60%	73	5.458496%	8.53%
14	3.274012%	3.68%	74	5.664339%	8.53%
15	3.131544%	3.28%	75	5.450307%	8.53%
16	3.451096%	3.59%	76	5.748968%	8.53%
17	3.420458%	3.14%	77	5.555195%	8.53%
18	3.773827%	3.19%	78	5.995947%	8.53%
19	3.403441%	3.42%	79	5.278711%	8.53%
20	3.596061%	3.24%	80	5.479594%	8.53%
21	3.880227%	3.26%	81	5.825727%	8.53%
22	3.885573%	2.86%	82	5.550242%	8.53%
23	3.832753%	3.06%	83	5.921146%	8.53%
24	3.918471%	2.95%	84	5.499517%	8.53%
25	3.953062%	2.91%	85	5.630131%	8.53%
26	4.134469%	3.08%	86	5.836227%	8.53%
27	4.015741%	2.79%	87	5.604666%	8.53%
28	4.298315%	3.09%	88	5.910329%	8.53%
29	4.120731%	2.73%	89	5.703270%	8.53%
30	4.511115%	2.91%	90	6.013343%	8.53%
31	4.011819%	3.19%	91	5.556988%	8.53%
32	4.189138%	3.08%	92	5.620766%	8.53%
33	4.478136%	3.16%	93	5.983258%	8.53%
34	4.301937%	2.83%	94	5.700842%	8.53%
35	4.504018%	3.18%	95	5.941527%	8.53%
36	4.432577%	2.93%	96	5.807747%	8.53%
37	4.450218%	3.04%	97	5.797259%	8.53%
38	4.636681%	3.26%	98	6.013805%	8.53%
39	4.484271%	3.07%	99	5.775354%	8.53%
40	4.787126%	3.43%	100	6.092896%	8.53%
41	4.573311%	3.20%	101	5.877678%	8.53%
42	4.881469%	3.45%	102	6.348730%	8.52%
43	4.564705%	3.69%	103	5.570885%	8.52%
44	4.599597%	3.71%	104	5.764283%	8.52%
45	4.931156%	3.97%	105	6.153901%	8.52%
46	4.729188%	3.85%	106	5.855123%	8.52%
47	4.945635%	4.02%	107	6.096347%	8.52%
48	4.860641%	4.17%	108	5.950768%	8.52%
49	4.873750%	4.39%	109	5.932964%	8.52%
50	5.071025%	4.62%	110	6.149784%	8.52%
51	4.897240%	4.86%	111	5.897397%	8.52%
52	5.177051%	5.11%	112	6.218902%	8.52%
53	5.020057%	5.38%	113	5.991567%	8.52%
54	5.427741%	5.66%	114	6.471374%	8.52%
55	4.802051%	5.96%	115	5.665384%	8.52%
56	4.994957%	6.27%	116	5.880903%	8.52%
57	5.318836%	6.60%	117	6.257369%	8.52%
58	5.085410%	6.94%	118	5.946433%	8.52%
59	5.432509%	7.31%	119	6.191735%	8.52%
60	5.065601%	7.69%	120	6.040470%	8.52%

HEMT 04-4 Excess Spread

Assumptions:

Prepay 150 PPC
LIBOR Forward LIBOR
Loss No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	8.09%
2	1.944286%	6.30%	62	5.393745%	8.52%
3	2.038185%	6.03%	63	5.195424%	8.53%
4	2.183302%	6.02%	64	5.483718%	8.53%
5	2.131313%	5.79%	65	5.306163%	8.53%
6	2.549446%	5.85%	66	5.732139%	8.53%
7	2.231698%	5.73%	67	5.058737%	8.53%
8	2.606076%	5.76%	68	5.258886%	8.53%
9	2.592851%	5.49%	69	5.598989%	8.53%
10	2.665914%	5.41%	70	5.348567%	8.53%
11	2.884579%	5.45%	71	5.714714%	8.53%
12	2.916619%	5.15%	72	5.323813%	8.53%
13	3.008412%	5.13%	73	5.458496%	8.53%
14	3.274012%	5.16%	74	5.664339%	8.53%
15	3.131544%	4.81%	75	5.450307%	8.53%
16	3.451096%	5.07%	76	5.748968%	8.53%
17	3.420458%	4.65%	77	5.555195%	8.53%
18	3.773827%	4.68%	78	5.995947%	8.53%
19	3.403441%	4.76%	79	5.278711%	8.53%
20	3.596061%	4.70%	80	5.479594%	8.53%
21	3.880227%	4.65%	81	5.825727%	8.53%
22	3.885573%	4.27%	82	5.550242%	8.53%
23	3.832753%	4.40%	83	5.921146%	8.53%
24	3.918471%	4.31%	84	5.499517%	8.53%
25	3.953062%	4.24%	85	5.630131%	8.53%
26	4.134469%	4.36%	86	5.836227%	8.53%
27	4.015741%	4.06%	87	5.604666%	8.53%
28	4.298315%	4.31%	88	5.910329%	8.53%
29	4.120731%	3.96%	89	5.703270%	8.53%
30	4.511115%	4.13%	90	6.013343%	8.53%
31	4.011819%	4.29%	91	5.556988%	8.53%
32	4.189138%	4.26%	92	5.620766%	8.53%
33	4.478136%	4.29%	93	5.983258%	8.53%
34	4.301937%	3.95%	94	5.700842%	8.53%
35	4.504018%	4.27%	95	5.941527%	8.53%
36	4.432577%	4.01%	96	5.807747%	8.53%
37	4.450218%	4.11%	97	5.797259%	8.53%
38	4.636681%	4.28%	98	6.013805%	8.53%
39	4.484271%	4.06%	99	5.775354%	8.53%
40	4.787126%	4.39%	100	6.092896%	8.53%
41	4.573311%	4.13%	101	5.877878%	8.53%
42	4.881469%	4.36%	102	6.348730%	8.52%
43	4.564705%	4.53%	103	5.570885%	8.52%
44	4.599597%	4.55%	104	5.784283%	8.52%
45	4.931156%	4.76%	105	6.153901%	8.52%
46	4.729188%	4.58%	106	5.855123%	8.52%
47	4.945635%	4.68%	107	6.096347%	8.52%
48	4.860641%	4.62%	108	5.950768%	8.52%
49	4.873750%	4.82%	109	5.932964%	8.52%
50	5.071025%	5.06%	110	6.149784%	8.52%
51	4.897240%	5.13%	111	5.897397%	8.52%
52	5.177051%	5.48%	112	6.218902%	8.52%
53	5.020057%	5.55%	113	5.991567%	8.52%
54	5.427741%	5.84%	114	6.471374%	8.52%
55	4.802051%	6.17%	115	5.665384%	8.52%
56	4.994957%	6.42%	116	5.880903%	8.52%
57	5.318836%	6.70%	117	6.257369%	8.52%
58	5.085410%	6.97%	118	5.946433%	8.52%
59	5.432509%	7.31%	119	6.191735%	8.52%
60	5.065601%	7.69%	120	6.040470%	8.52%

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Looking for the % of UPB in each of the cells below

Each of the FICO/LTV strat groups may not add up to 100% due to rounding

1st mortgages

CBLTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	N/A
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80.01-90	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01-80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60.01-70	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00
<60	0.07	0.02	0.00	0.00	0.00	0.00	0.00	0.00

2nd Mortgages

CBLTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	N/A
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	28.95	28.40	20.08	0.84	0.02	0.00	0.00	0.01
80.01-90	8.09	6.30	2.41	0.06	0.00	0.00	0.00	0.02
70.01-80	1.68	1.15	0.45	0.01	0.00	0.00	0.00	0.01
60-70	0.36	0.22	0.24	0.00	0.00	0.00	0.00	0.00
<60	0.34	0.14	0.05	0.00	0.00	0.00	0.00	0.00

Loss Coverage

	moodys	**s&p** Fixed
BBB+		
BBB	14.88%	13.25%
BBB-	13.50%	12.25%
BB	11.00%	8.00%
B	8.50%	5.25%

DERIVED INFORMATION [8/19/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-4 A2

	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
WAL for Princ Pmts	12.65	8.57	6.24	2.15	1.43
Principal Window Begin	4/25/2017	3/25/2013	11/25/2010	9/25/2006	12/25/2005
Principal Window End	4/25/2017	3/25/2013	11/25/2010	11/25/2006	2/25/2006

```
!  HEMT04_4V1.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139  ,  subroutines 3.1a1
!!   08/18/2004   12:05 PM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC12563277)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 30
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 30 END_CPR 30
!
  DEFINE CONSTANT #OrigCollBal = 470000000.00
  DEFINE CONSTANT #OrigCollBal1 = 163483638.11
  DEFINE CONSTANT #OrigCollBal2 = 306516361.89
!
  DEFINE CONSTANT #OrigBondBal = 470000000.00
  DEFINE CONSTANT #OrigBondBal1 = 163483638.11
  DEFINE CONSTANT #OrigBondBal2 = 306516361.89
!
  DEFINE CONSTANT #SpecSenEnhPct = 51%
  DEFINE CONSTANT #ATargPct = 49.000000000000%
  DEFINE CONSTANT #M1TargPct = 57.500000000000%
  DEFINE CONSTANT #M2TargPct = 65.500000000000%
  DEFINE CONSTANT #M3TargPct = 70.000000000000%
  DEFINE CONSTANT #M4TargPct = 74.500000000000%
  DEFINE CONSTANT #M5TargPct = 78.500000000000%
  DEFINE CONSTANT #M6TargPct = 83.000000000000%
  DEFINE CONSTANT #B1TargPct = 86.000000000000%
  DEFINE CONSTANT #B2TargPct = 89.500000000000%
  DEFINE CONSTANT #B3TargPct = 91.000000000000%
  DEFINE #BondBal                         = 470000000.00
!
   FULL_DEALNAME:        HEMT 200404
!
   DEAL SIZE:            $ 470000000.00
   PRICING SPEED:        GROUP 1 PPC 100%
   PRICING SPEED:        GROUP 2 PPC 100%
!  ISSUE DATE:           20040801
   SETTLEMENT DATE:      20040831
!
  Record date delay:     24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "NASIO_5030"
!
 DEFINE VARNAMES #CumLossShft, #TrigCumLossFrac, #FGBal, #StepDown
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE           20040801 _
       DEAL_FIRSTPAY_DATE       20040925
!
!
  DEFINE #FloorCollat          = 0.5% * #OrigCollBal
  DEFINE #SpecOCTarg           = 4.5% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL                #OC            = 0.00
```

```
  DEFINE STANDARDIZE OCT_INITVAL         CONSTANT #InitOCTarg    = 4.5%
* #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.09
  DEFINE STANDARDIZE EXCESS_INTEREST              #XSSpread      = 0
  DEFINE STANDARDIZE OCT_FLOOR           CONSTANT #FloorOCTarg   =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL             DYNAMIC  #Octval        =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF
(CURDATE , MONTHS_ADD(CURDATE,-1))
!
ifdef #cmover_3.0g _
  DEFINE DYNAMIC STICKY #LifeCap     = COLL_NET_LIFECAP
!
ifndef #cmover_3.0g _
  DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
!
  DEFINE #FGWrapBal = 470000000
!
  DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
      36.1   1
      37.1   0.0625
      38.1   0.06458333333
      39.1   0.06666666667
      40.1   0.06875
      41.1   0.07083333333
      42.1   0.07291666667
      43.1   0.075
      44.1   0.07708333333
      45.1   0.07916666667
      46.1   0.08125
      47.1   0.08333333333
      48.1   0.08541666667
      49.1   0.0875
      50.1   0.088125
      51.1   0.08875
      52.1   0.089375
      53.1   0.09
      54.1   0.090625
      55.1   0.09125
      56.1   0.091875
      57.1   0.0925
      58.1   0.093125
      59.1   0.09375
      60.1   0.094375
      61.1   0.095
      62.1   0.09541666667
      63.1   0.09583333333
      64.1   0.09625
```

```
      65.1   0.09666666667
      66.1   0.09708333333
      67.1   0.0975
      68.1   0.09791666667
      69.1   0.09833333333
      70.1   0.09875
      71.1   0.09916666667
      72.1   0.09958333333
      73.1   0.1
      74.1   0.1004166667
      75.1   0.1008333333
      76.1   0.10125
      77.1   0.1016666667
      78.1   0.1020833333
      79.1   0.1025
      80.1   0.1029166667
      81.1   0.1033333333
      82.1   0.10375
      83.1   0.1041666667
      84.1   0.1045833333
      360.1   0.105
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_1MO           1.6
!
DEFINE TRANCHE "EXP", "A", "M1", "M2", "M3", "M4", "M5", "M6", "B1",
"B2", "B3", "R"
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN (
COLL_PREV_BAL ); _
                                                          END ( COLL_BAL
); _
          DAYCOUNT 30360 FREQ M _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A"} LT 0.01);
   Block 371300000.00 at 1.9  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.6 ELSE 0.3 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 19975000.00 at 2.18  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
```

```
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.87 ELSE 0.58 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 18800000.00 at 2.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.93 ELSE 0.62 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#1"))
)
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT
0.01);
   Block 10575000.00 at 2.25  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.975 ELSE 0.65 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#
1")) )
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT
0.01);
   Block 10575000.00 at 2.75  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.65 ELSE 1.15 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#1"))
)
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT
0.01);
   Block 9400000.00 at 2.8  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.7 ELSE 1.2 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#1")) )
     0     999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT
0.01);
   Block 10575000.00 at 2.95  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
```

```
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
THEN 1.85 ELSE 1.35 ))
     0     999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT
0.01);
   Block 7050000.00 at 3.4  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.3 ELSE 1.8 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0     999
!
Tranche "B2" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B2"} LT
0.01);
   Block 8225000.00 at 3.55  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.45 ELSE 1.95 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B2#1"))
)
     0     999
!
Tranche "B3" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B3"} LT
0.01);
   Block 3525000.00 at 5.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4. ELSE 3.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B3#1")) )
     0     999
!
Tranche "R" JUN_RES
   Block 470000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040925
!
  Tranche "#OC"              SYMVAR
  Tranche "#SpecOCTarg"      SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
!
  FINANCIAL_GUARANTY "FG" _
             ON COLLAT GROUP 1 _
             COVERS DELINQ LOSSES _
             TOTAL_PAYOUT_CAP 16348363.81
!
  CLASS "EXP"      NO_BUILD_TRANCHE _
                    = "EXP"
```

```
  CLASS "RESID"     NO_BUILD_TRANCHE _
                     = "R#1"
  CLASS "A"          NO_BUILD_TRANCHE _
                     = "A"
  CLASS "M1"         NO_BUILD_TRANCHE _
                     = "M1"
  CLASS "M2"         NO_BUILD_TRANCHE _
                     = "M2"
  CLASS "M3"         NO_BUILD_TRANCHE _
                     = "M3"
  CLASS "M4"         NO_BUILD_TRANCHE _
                     = "M4"
  CLASS "M5"         NO_BUILD_TRANCHE _
                     = "M5"
  CLASS "M6"         NO_BUILD_TRANCHE _
                     = "M6"
  CLASS "B1"         NO_BUILD_TRANCHE _
                     = "B1"
  CLASS "B2"         NO_BUILD_TRANCHE _
                     = "B2"
  CLASS "B3"         NO_BUILD_TRANCHE _
                     = "B3"
!
!
  CLASS "ROOT" _
                 WRITEDOWN_BAL RULES _
                 DISTRIB_CLASS RULES _
                 SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                 CALC_WDBALINT _
                 SHORTFALL_PAYBACK WDBALINT TRUE _
                   = "EXP" "A" "M1" "M2" "M3" "M4" "M5" "M6" "B1" "B2"
"B3"  "RESID"
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  100% _
        TARGETVAL       (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                      Month <=          %;_
                           36           100%;  _
                           37           6.25%;  _
                           38           6.458333333%;  _
                           39           6.666666667%;  _
                           40           6.875%;  _
                           41           7.083333333%;  _
                           42           7.291666667%;  _
                           43           7.5%;  _
                           44           7.708333333%;  _
                           45           7.916666667%;  _
```

```
                                  46           8.125%; _
                                  47           8.333333333%; _
                                  48           8.541666667%; _
                                  49           8.75%; _
                                  50           8.8125%; _
                                  51           8.875%; _
                                  52           8.9375%; _
                                  53           9%; _
                                  54           9.0625%; _
                                  55           9.125%; _
                                  56           9.1875%; _
                                  57           9.25%; _
                                  58           9.3125%; _
                                  59           9.375%; _
                                  60           9.4375%; _
                                  61           9.5%; _
                                  62           9.541666667%; _
                                  63           9.583333333%; _
                                  64           9.625%; _
                                  65           9.666666667%; _
                                  66           9.708333333%; _
                                  67           9.75%; _
                                  68           9.791666667%; _
                                  69           9.833333333%; _
                                  70           9.875%; _
                                  71           9.916666667%; _
                                  72           9.958333333%; _
                                  73           10%; _
                                  74           10.04166667%; _
                                  75           10.08333333%; _
                                  76           10.125%; _
                                  77           10.16666667%; _
                                  78           10.20833333%; _
                                  79           10.25%; _
                                  80           10.29166667%; _
                                  81           10.33333333%; _
                                  82           10.375%; _
                                  83           10.41666667%; _
                                  84           10.45833333%; _
                                  360          10.5%; _
"_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
        EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
        TRIGVAL FORMULA (TRIGGER("StepUp-CumLoss","TRIGVAL"));
!
  OPTIONAL REDEMPTION:     "CLEANUP" _
                           COLL_FRAC 10% _
                           PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #A_Prn =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  SEQUENTIAL ( "A#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
```

```
{
------------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
        from :  CLASS ( "M3" )
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
        from :  CLASS ( "M4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
        from :  CLASS ( "M5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
        from :  CLASS ( "M6" )
         pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B2_Prn =
{
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B3_Prn =
{
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
```

```
}
!
!
 CMO Block Payment Rules
------------------------------------
   calculate :  #Princ                = COLL_P
!
   calculate :  #Interest             = COLL_I
!
   calculate :  #PrevSpecOC           = #SpecOCTarg
!
   calculate :  #CurrentOC            = MAX( 0, COLL_BAL - (BBAL("A#1",
"M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "B1#1", "B2#1", "B3#1")
- #Princ))
!
   calculate :  #XSSpread             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL
("ROOT") )
!
   calculate :  #FloorOCTotal         = #FloorOCTarg
!
   calculate :  #StepOCTarg           = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass     = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg           = MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg           = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg           = #Octval
!
   calculate :  #OCDeficiency         = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus            = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt             = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol            = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem             = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic             = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc             = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA              = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #XtraPDA )
!
!
```

```
   calculate :  #DistribAmt           = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA            = BBAL("A") _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA            = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA            = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct        = (COLL_BAL - (BBAL("A") -
#ClassAPDA )) / COLL_BAL
!
   calculate :  #StepDownBal          = (#SenEnhancePct - #SpecSenEnhPct)
+ 1E-8 GE 0.00
!
   calculate :  #StepDown             = #StepDown OR ( #StepDownDatePass
AND #StepDownBal )
!
   calculate :  #CumLossShft          = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac      = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent            = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost       = #PrevSpecOC
!
   calculate :  #SpecOCTarg           = IF #StepDown _
                                      THEN IF #TrigEvent _
                                           THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                           ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                      ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg           = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg           = #Octval
!
   calculate :  #OCDeficiency         = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus            = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt             = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol            = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem             = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
```

```
   calculate :  #SubDefic            = MAX  ( 0,  ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc            = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA             = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt _
                                         ELSE BBAL("A") _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA           = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA           = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
   calculate :  #ClassM1PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA _
                                         ELSE BBAL("A", "M1") -
#ClassAPDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#M1TargPct * COLL_BAL)
   calculate :  #ClassM1PDA          = MAX( 0.0, MIN(BBAL("M1"),
#ClassM1PDA ))
   calculate :  #ClassM1PDA          = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassAPDA ) )
!
!
   calculate :  #ClassM2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA _
                                         ELSE BBAL("A", "M1", "M2") -
#ClassAPDA - #ClassM1PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#M2TargPct * COLL_BAL)
   calculate :  #ClassM2PDA          = MAX( 0.0, MIN(BBAL("M2"),
#ClassM2PDA ))
   calculate :  #ClassM2PDA          = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3")
- #ClassAPDA - #ClassM1PDA - #ClassM2PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#M3TargPct * COLL_BAL)
   calculate :  #ClassM3PDA          = MAX( 0.0, MIN(BBAL("M3"),
#ClassM3PDA ))
```

```
   calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                          ELSE BBAL("A", "M1", "M2", "M3",
"M4") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M4TargPct * COLL_BAL)
   calculate :  #ClassM4PDA          = MAX( 0.0, MIN(BBAL("M4"),
#ClassM4PDA ))
   calculate :  #ClassM4PDA          = MAX( 0, MIN( #ClassM4PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                          ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M5TargPct * COLL_BAL)
   calculate :  #ClassM5PDA          = MAX( 0.0, MIN(BBAL("M5"),
#ClassM5PDA ))
   calculate :  #ClassM5PDA          = MAX( 0, MIN( #ClassM5PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA ) )
!
!
   calculate :  #ClassM6PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                          ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA
- #ClassM4PDA - #ClassM5PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#M6TargPct * COLL_BAL)
   calculate :  #ClassM6PDA          = MAX( 0.0, MIN(BBAL("M6"),
#ClassM6PDA ))
   calculate :  #ClassM6PDA          = MAX( 0, MIN( #ClassM6PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA ) )
!
!
   calculate :  #ClassB1PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                          THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                                          ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                                          - MIN(COLL_BAL - #FloorOCTotal,
#B1TargPct * COLL_BAL)
   calculate :  #ClassB1PDA          = MAX( 0.0, MIN(BBAL("B1"),
```

```
#ClassB1PDA ))
   calculate :  #ClassB1PDA          = MAX( 0, MIN( #ClassB1PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate :  #ClassB2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B2TargPct * COLL_BAL)
   calculate :  #ClassB2PDA          = MAX( 0.0, MIN(BBAL("B2"),
#ClassB2PDA ))
   calculate :  #ClassB2PDA          = MAX( 0, MIN( #ClassB2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA ) )
!
!
   calculate :  #ClassB3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2", "B3") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassB1PDA - #ClassB2PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B3TargPct * COLL_BAL)
   calculate :  #ClassB3PDA          = MAX( 0.0, MIN(BBAL("B3"),
#ClassB3PDA ))
   calculate :  #ClassB3PDA          = MAX( 0, MIN( #ClassB3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA - #ClassB2PDA ) )
!
!
  calculate :  "A" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassAPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
!
  calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM4PDA
!
  calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM5PDA
!
  calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM6PDA
```

```
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB1PDA
!
  calculate :  "B2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB2PDA
!
  calculate :  "B3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB3PDA
!
------------------------------------
!
------------------------------------  Pay Interest to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to A  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest to M4  From Cash
```

```
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest to B3  From Cash
Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------  Pay Principal to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
  {#M4_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
  {#M5_Prn}
------------------------------------
!
------------------------------------  Pay Principal to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
  {#M6_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B2" )
------------------------------------
  {#B2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B3" )
------------------------------------
  {#B3_Prn}
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M3  From
Cash Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
M4  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M4")
------------------------------------
!
------------------------------------ Pay Writedown Loss to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
M5  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M5")
------------------------------------
!
------------------------------------ Pay Writedown Loss to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
M6  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M6")
------------------------------------
!
------------------------------------ Pay Writedown Loss to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
B1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B1")
------------------------------------
!
------------------------------------ Pay Writedown Loss to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
B2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B2")
------------------------------------
!
------------------------------------ Pay Writedown Loss to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B3" )
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
------------------------------------
   calculate : #WriteDown = MIN(DELINQ_NET_LOSS, MAX(0.0, BBAL("A#1","M1
#1","M2#1","M3#1","M4#1","M5#1","M6#1","B1#1","B2#1","B3#1") -
COLL_BAL))
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal     = BBAL("A#1","M1#1","M2#1","M3#1","M4#1","M5
#1","M6#1","B1#1","B2#1","B3#1")
   calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
   calculate : #FGWrapBal = COLL_BAL
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
Schedule "NASIO_5030"
DECLARE
VALUES OK
```

```
     20021225        42,000,000.00
     20030125        39,615,752.17
     20030225        37,366,582.92
     20030325        35,244,851.90
     20030425        33,243,350.33
     20030525        31,355,276.69
     20030625        29,574,213.67
     20030725        27,894,106.55
     20030825        26,309,242.69
     20030925        24,814,232.26
     20031025        23,403,990.01
     20031125        22,073,718.07
     20031225        20,818,889.73
     20040125        19,635,234.13
     20040225        18,518,721.84
     20040325        17,465,551.21
     20040425        16,472,135.50
     20040525        15,535,090.76
     20040625        14,651,224.39
     20040725        13,817,524.31
     20040825        13,031,148.78
     20040925        12,289,416.77
     20041025        11,589,798.90
     20041125        10,929,908.86
     20041225        10,307,495.33
     20050125         9,720,434.34
     20050225         9,166,722.12
     20050325         8,644,468.26
     20050425         8,151,889.33
     20050525         7,687,302.83
!
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040801     9999 9999   FALSE
!
! Pool#  Type      Gross     Current     Original   --Fee--  Maturity
Orig
!                  Coupon    Factor      Balance    P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1     "OR Wrap"    WL    00    WAC             8.7903 (
10625059.63 /     10625059.63 );    10625059.63
1.8475       1.8475            177:3     177:3      180 NO_CHECK
GROUP 1
M        2     "OR Wrap"    WL    00    WAC             8.5572 (
21232344.44 /     21232344.44 );    21232344.44
1.8475       1.8475            322:3     322:3      325 NO_CHECK
GROUP 1
M        3     "OR Wrap"    WL    00    WAC             9.1503 (
131626234.04 /    131626234.04 );   131626234.04
1.8475       1.8475            357:3     357:3      360 NO_CHECK BALLOON
SCHED_BOTH           181 GROUP 1
M        4     "No Wrap"    WL    00    WAC             9.3555 (
462301.02 /       462301.02 );      462301.02
.5275        .5275             90:21     90:21      111 NO_CHECK
GROUP 2
M        5     "No Wrap"    WL    00    WAC             9.3901 (
16920874.79 /     16920874.79 );    16920874.79
```

```
.5275         .5275            176:4     176:4       180 NO_CHECK
GROUP 2
M        6     "No Wrap"    WL    00    WAC            10.0392 (
79526404.88 /     79526404.88 );    79526404.88
.5275         .5275            259:4     259:4       263 NO_CHECK
GROUP 2
M        7     "No Wrap"    WL    00    WAC             9.1838 (
221514.73 /       221514.73 );      221514.73
.5275         .5275            358:2     358:2       360 NO_CHECK BALLOON
SCHED_BOTH             120 GROUP 2
M        8     "No Wrap"    WL    00    WAC             9.6987 (
198506500.11 /    198506500.11 );   198506500.11
.5275         .5275            357:3     357:3       360 NO_CHECK BALLOON
SCHED_BOTH             183 GROUP 2
M        9     "Prefund"    WL    00    WAC             9.5141 (
10878766.36 /     10878766.36 );    10878766.36
0.5275        0.5275           327:3     327:3       330 NO_CHECK BALLOON
SCHED_BOTH             202 GROUP 2
```

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
M2	150 PPC	Fwd	16.1	22.59
M5	150 PPC	Fwd	10.9	16.13
M6	150 PPC	Fwd	9.3	14.00
B1	150 PPC	Fwd	8.2	12.50
B2	150 PPC	Fwd	7.0	10.81
M2	100 PPC	Fwd + 150	10.0	22.29
M5	100 PPC	Fwd + 150	6.6	15.68
M6	100 PPC	Fwd + 150	5.6	13.57
B1	100 PPC	Fwd + 150	4.9	12.04
B2	100 PPC	Fwd + 150	4.3	10.69

HEMT 04-4 Excess Spread

Assumptions:

Prepay 150 PPC
LIBOR Forward LIBOR + 150
Loss No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	8.09%
2	1.944286%	4.80%	62	5.393745%	8.52%
3	2.038185%	4.48%	63	5.195424%	8.53%
4	2.183302%	4.53%	64	5.483718%	8.53%
5	2.131313%	4.25%	65	5.306163%	8.53%
6	2.549446%	4.31%	66	5.732139%	8.53%
7	2.231698%	4.34%	67	5.058737%	8.53%
8	2.606076%	4.22%	68	5.258886%	8.53%
9	2.592851%	4.01%	69	5.598889%	8.53%
10	2.665914%	3.88%	70	5.348567%	8.53%
11	2.884579%	3.97%	71	5.714714%	8.53%
12	2.916619%	3.62%	72	5.323813%	8.53%
13	3.008412%	3.60%	73	5.458496%	8.53%
14	3.274012%	3.68%	74	5.664339%	8.53%
15	3.131544%	3.28%	75	5.450307%	8.53%
16	3.451096%	3.59%	76	5.748968%	8.53%
17	3.420458%	3.14%	77	5.555195%	8.53%
18	3.773827%	3.19%	78	5.995947%	8.53%
19	3.403441%	3.42%	79	5.278711%	8.53%
20	3.596061%	3.24%	80	5.479594%	8.53%
21	3.880227%	3.26%	81	5.825727%	8.53%
22	3.885573%	2.86%	82	5.550242%	8.53%
23	3.832753%	3.06%	83	5.921146%	8.53%
24	3.918471%	2.95%	84	5.499517%	8.53%
25	3.953062%	2.91%	85	5.630131%	8.53%
26	4.134469%	3.08%	86	5.836227%	8.53%
27	4.015741%	2.79%	87	5.604666%	8.53%
28	4.298315%	3.09%	88	5.910329%	8.53%
29	4.120731%	2.73%	89	5.703270%	8.53%
30	4.511115%	2.91%	90	6.013343%	8.53%
31	4.011819%	3.19%	91	5.556988%	8.53%
32	4.189138%	3.08%	92	5.620766%	8.53%
33	4.478136%	3.16%	93	5.983258%	8.53%
34	4.301937%	2.83%	94	5.700842%	8.53%
35	4.504018%	3.18%	95	5.941527%	8.53%
36	4.432577%	2.93%	96	5.807747%	8.53%
37	4.450218%	3.04%	97	5.797259%	8.53%
38	4.636681%	3.26%	98	6.013805%	8.53%
39	4.484271%	3.07%	99	5.775354%	8.53%
40	4.787126%	3.43%	100	6.092896%	8.53%
41	4.573311%	3.20%	101	5.877878%	8.53%
42	4.881469%	3.45%	102	6.348730%	8.52%
43	4.564705%	3.69%	103	5.570885%	8.52%
44	4.599597%	3.71%	104	5.784283%	8.52%
45	4.931156%	3.97%	105	6.153901%	8.52%
46	4.729188%	3.85%	106	5.855123%	8.52%
47	4.945635%	4.02%	107	6.096347%	8.52%
48	4.860641%	4.17%	108	5.950768%	8.52%
49	4.873750%	4.39%	109	5.932964%	8.52%
50	5.071025%	4.62%	110	6.149784%	8.52%
51	4.897240%	4.86%	111	5.897397%	8.52%
52	5.177051%	5.11%	112	6.218902%	8.52%
53	5.020057%	5.38%	113	5.991567%	8.52%
54	5.427741%	5.66%	114	6.471374%	8.52%
55	4.802051%	5.96%	115	5.665384%	8.52%
56	4.994957%	6.27%	116	5.880903%	8.52%
57	5.318836%	6.60%	117	6.257369%	8.52%
58	5.085410%	6.94%	118	5.946433%	8.52%
59	5.432509%	7.31%	119	6.191735%	8.52%
60	5.065601%	7.69%	120	6.040470%	8.52%

HEMT 04-4 Excess Spread

Assumptions:

Prepay	150 PPC
LIBOR	Forward LIBOR
Loss	No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	8.09%
2	1.944286%	6.30%	62	5.393745%	8.52%
3	2.038185%	6.03%	63	5.195424%	8.53%
4	2.183302%	6.02%	64	5.483718%	8.53%
5	2.131313%	5.79%	65	5.306163%	8.53%
6	2.549446%	5.85%	66	5.732139%	8.53%
7	2.231698%	5.73%	67	5.058737%	8.53%
8	2.606076%	5.76%	68	5.258886%	8.53%
9	2.592851%	5.49%	69	5.598989%	8.53%
10	2.665914%	5.41%	70	5.348567%	8.53%
11	2.884579%	5.45%	71	5.714714%	8.53%
12	2.916619%	5.15%	72	5.323813%	8.53%
13	3.008412%	5.13%	73	5.458496%	8.53%
14	3.274012%	5.16%	74	5.664339%	8.53%
15	3.131544%	4.81%	75	5.450307%	8.53%
16	3.451096%	5.07%	76	5.748968%	8.53%
17	3.420458%	4.65%	77	5.555195%	8.53%
18	3.773827%	4.68%	78	5.995947%	8.53%
19	3.403441%	4.76%	79	5.278711%	8.53%
20	3.596061%	4.70%	80	5.479594%	8.53%
21	3.880227%	4.65%	81	5.825727%	8.53%
22	3.885573%	4.27%	82	5.550242%	8.53%
23	3.832753%	4.40%	83	5.921146%	8.53%
24	3.918471%	4.31%	84	5.499517%	8.53%
25	3.953062%	4.24%	85	5.630131%	8.53%
26	4.134469%	4.36%	86	5.836227%	8.53%
27	4.015741%	4.06%	87	5.804666%	8.53%
28	4.298315%	4.31%	88	5.910329%	8.53%
29	4.120731%	3.96%	89	5.703270%	8.53%
30	4.511115%	4.13%	90	6.013343%	8.53%
31	4.011819%	4.29%	91	5.556988%	8.53%
32	4.189138%	4.26%	92	5.620766%	8.53%
33	4.478136%	4.29%	93	5.983258%	8.53%
34	4.301937%	3.95%	94	5.700842%	8.53%
35	4.504018%	4.27%	95	5.941527%	8.53%
36	4.432577%	4.01%	96	5.807747%	8.53%
37	4.450218%	4.11%	97	5.797259%	8.53%
38	4.636681%	4.28%	98	6.013805%	8.53%
39	4.484271%	4.06%	99	5.775354%	8.53%
40	4.787126%	4.39%	100	6.092896%	8.53%
41	4.573311%	4.13%	101	5.877878%	8.53%
42	4.881469%	4.36%	102	6.348730%	8.52%
43	4.564705%	4.53%	103	5.570885%	8.52%
44	4.599597%	4.55%	104	5.784283%	8.52%
45	4.931156%	4.76%	105	6.153901%	8.52%
46	4.729188%	4.58%	106	5.855123%	8.52%
47	4.945635%	4.68%	107	6.096347%	8.52%
48	4.860641%	4.62%	108	5.950768%	8.52%
49	4.873750%	4.82%	109	5.932964%	8.52%
50	5.071025%	5.08%	110	6.149784%	8.52%
51	4.897240%	5.13%	111	5.897397%	8.52%
52	5.177051%	5.48%	112	6.218902%	8.52%
53	5.020057%	5.55%	113	5.991567%	8.52%
54	5.427741%	5.84%	114	6.471374%	8.52%
55	4.802051%	6.17%	115	5.665384%	8.52%
56	4.994957%	6.42%	116	5.880903%	8.52%
57	5.318836%	6.70%	117	6.257369%	8.52%
58	5.085410%	6.97%	118	5.946433%	8.52%
59	5.432509%	7.31%	119	6.191735%	8.52%
60	5.065601%	7.69%	120	6.040470%	8.52%

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%	WAC	WA FICO	WA CBLTV	% Full Doc of Deal
CSFB Guidelines	6,124	291,359,939.92	63.46	9.38	706	94.24	27.33
Decision One Mortgage Company	2,254	79,184,697.23	17.25	9.18	652	99.57	78.44
Saxon Mortgage, Inc.	756	33,873,244.55	7.38	10.60	670	98.02	52.40
First Franklin Financial Corp.	211	10,156,947.84	2.21	10.31	648	99.37	94.61
Lime Financial Services Ltd.	157	9,022,731.15	1.97	9.74	687	98.81	30.65
Other	934	35,523,292.65	7.74	10.02	665	94.95	58.91
Total:	**10,436**	**459,120,853.34**	**100.00**	**9.51**	**689**	**95.70**	**41.99**

DERIVED INFORMATION [8/18/0

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities C
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certific
to the accuracy or completeness of the Information herein. The Information contained herein is prelim
prospectus supplement and by any other information subsequently filed with the Securities and Exchar

The Information contained herein will be superseded by the description of the mortgage pool contai
certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and th
Information may not reflect the impact of all structural characteristics of the certificate. The assumptic
collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in
and Exchange Commission and is effective, the final prospectus supplement relating to the certificates
the Securities and Exchange Commission. This communication shall not constitute an offer to sell or t
offer or sale of the certificates discussed in this communication in any state in which such offer, solicit
qualification under the securities laws of any such state. Prospective purchasers are referred to the fin
certificates discussed in this communication for definitive Information on any matter discussed in this
based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and t
Documents contain data that is current as of their publication dates and after publication may no longe
prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (

ɪN [8/18/04]

ɪ04-4

ɜ Securities Corp.

nk

'.

ɔf the certificates nor any of its affiliates makes any representation as
ːrein is preliminary and will be superseded by the applicable
ːs and Exchange Commission.

ʒe pool contained in the prospectus supplement relating to the

ɾistics and thus does not provide a complete assessment. As such, the
[he assumptions underlying the Information, including structure and

. discussed in this communication has been filed with the Securities
ɪe certificates discussed in this communication has not been filed with
fer to sell or the solicitation of an offer to buy nor shall there be any
ɩ offer, solicitation or sale would be unlawful prior to registration or
red to the final prospectus and prospectus supplement relating to the
ussed in this communication. Any investment decision should be
nents") and the then current version of the Information. Offering
ɱay no longer be complete or current. A final prospectus and
ɪing Desk at (212) 538-8373.

CSFB HEMT 2004-4

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	60,574.14	60,574.14	9.50	-	517	49.83	100.00	-	100.00	100.00	100.00	-	-	-
525	549	> 65%	25,460.67	25,460.67	11.75	-	536	35.00	99.97	-	100.00	100.00	100.00	-	-	-
550	574	> 65%	26,454.14	185,178.96	10.53	-	565	40.65	95.78	6.29	11.03	100.00	66.44	33.56	-	-
575	599	> 70%	35,944.42	2,012,887.59	10.47	-	590	42.74	98.10	0.93	14.78	100.00	87.29	12.71	-	-
600	624	> 70%	34,238.34	41,222,958.51	10.24	-	613	41.68	98.78	9.15	17.93	99.76	92.44	6.62	0.83	-
625	649	> 70%	38,865.04	62,611,582.12	10.13	-	637	40.79	97.04	25.62	17.09	97.64	64.88	29.95	4.22	-
650	674	> 80%	44,657.17	75,538,477.47	10.31	-	662	39.71	97.30	33.01	21.23	95.35	33.12	57.60	8.02	-
675	699	> 80%	46,378.35	84,315,833.59	9.61	-	687	38.95	96.57	43.82	20.83	91.13	28.52	57.75	10.20	-
700	724	> 80%	46,352.16	66,390,609.48	9.20	-	711	38.20	96.63	42.68	24.52	86.13	27.33	57.42	11.12	-
725	749	> 85%	47,692.62	51,079,010.16	8.81	-	736	37.87	96.63	41.03	27.06	84.11	33.13	54.52	6.94	-
750	774	> 85%	46,767.51	35,496,539.79	8.72	-	760	36.63	96.28	45.01	25.27	81.61	37.40	50.92	7.24	-
775	799	> 85%	42,944.31	15,803,504.35	8.36	-	784	35.73	95.33	51.73	23.08	74.84	50.74	36.13	7.06	-
800	max	> 85%	39,533.78	2,095,290.51	8.39	-	807	35.85	95.95	43.75	23.64	83.28	38.67	55.79	2.29	-

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	144,710.58	144,710.58	6.00	-	745	53.46	60.31	100.00	-	100.00	-	100.00	-	-
65%	69%	> 50%	27,394.30	82,182.91	6.74	-	741	54.22	67.91	38.84	-	61.16	61.16	38.84	-	-
70%	74%	> 50%	-	-	-	-	0	-	-	-	-	-	-	-	-	-
75%	79%	> 50%	56,681.48	113,362.96	8.80	-	662	51.11	77.01	-	-	100.00	100.00	-	-	-
80%	84%	> 50%	34,135.18	102,405.54	8.71	-	640	53.49	81.75	-	-	100.00	100.00	-	-	-
85%	89%	> 50%	29,867.46	119,469.82	8.89	-	687	51.94	86.21	16.71	41.61	100.00	29.18	29.22	41.61	-
90%	94%	> 50%	39,085.34	351,768.04	11.13	-	648	52.45	91.08	27.27	19.85	86.42	89.10	10.90	-	-
95%	99%	> 50%	58,394.89	525,554.03	10.34	-	643	52.31	96.96	8.02	36.09	91.02	79.09	5.83	15.08	-
99.01%	max	> 50%	46,067.49	5,712,368.59	10.17	-	654	52.65	99.97	3.06	18.51	100.00	86.66	10.01	3.32	-

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25%	29%	< 550	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30%	34%	< 575	-	-	-	-	-	-	-	-	-	-	-	-	-	-
35%	39%	< 600	37,039.75	518,556.56	10.44	-	579	36.85	96.21	7.71	4.91	100.00	72.78	19.69	7.52	-
40%	44%	< 625	32,805.92	7,512,554.56	10.37	-	613	42.09	98.73	14.21	13.39	100.00	90.11	8.51	1.38	-
45%	49%	< 650	37,726.45	22,598,141.66	10.11	-	625	47.13	98.33	10.42	14.94	99.36	85.93	12.62	1.45	-
50%	54%	< 675	43,720.75	5,115,328.11	10.55	-	631	51.53	98.56	2.61	21.73	99.78	91.76	6.24	-	-
54.01%	max	< 700	44,742.97	1,476,518.07	10.70	-	638	54.91	97.60	11.39	19.20	100.00	94.63	-	5.37	-

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY
500	524	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
525	549	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
550	574	62,148.73	62,148.73	10.35	-	567	35.22	90.00	-	-	100.00	-	100.00	-	-	0	0
575	599	63,944.58	255,778.32	10.61	-	589	45.25	96.82	-	69.27	100.00	-	100.00	-	-	40.71	0
600	624	35,264.75	3,138,562.81	11.05	-	620	39.01	93.67	46.12	32.65	98.47	-	86.95	13.05	-	16.7	4.66
625	649	40,832.70	21,845,494.34	10.61	-	640	39.21	94.51	45.06	20.80	96.86	-	87.07	12.93	-	28.93	5.85
650	674	47,230.24	50,866,967.83	10.62	-	663	39.20	96.39	36.48	20.90	94.54	-	88.00	12.00	-	34.93	6.44
675	699	49,214.40	59,647,848.00	9.86	-	687	38.42	95.53	46.35	22.80	89.89	-	84.65	15.35	-	44.07	5.84
700	724	50,306.69	47,891,971.17	9.40	-	711	36.13	95.35	47.19	23.45	65.54	-	83.09	16.91	-	39.87	7.14
725	749	52,835.65	34,554,516.36	9.11	-	736	37.40	94.47	44.12	26.00	80.02	-	87.54	12.46	-	44.43	7.34
750	774	52,652.39	22,377,264.06	9.07	-	760	36.33	95.01	49.51	22.15	81.31	-	87.73	12.27	-	50.75	7.54
775	799	47,771.92	7,356,875.30	8.78	-	783	35.32	93.92	50.17	20.28	74.97	-	81.42	18.58	-	44.27	7.91
800	max	44,053.47	1,365,657.70	8.25	-	807	36.26	91.79	50.54	20.18	81.26	-	92.91	7.09	-	35.59	0

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY
500	524	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
525	549	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
550	574	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
575	599	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
600	624	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
625	649	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
650	674	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
675	699	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
700	724	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
725	749	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
750	774	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
775	799	-	-	-	-	-	-	-	-	-	-	-	-	-	-		
800	max	-	-	-	-	-	-	-	-	-	-	-	-	-	-		

% FL
0
0
4.97
5.71
5.14
3.69
4.3
3.3
2.45
1.13
4.36

% FL

HEMT 2004-4 B-2
100 PPC (base case)
Par Price
Trigger Fail
Servicer Advances

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	18.90	15.06	10.92
***CDR - Yield Break**	8.2	6.3	4.4
% Cum Collat Loss - 1st $ Principal Loss	18.11	14.21	9.55
****CDR - 1st $ Principal Loss**	7.8	5.9	3.8

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	11.26	15.06	14.43
***CDR - Yield Break**	10.8	6.3	3.1
% Cum Collat Loss - 1st $ Principal Loss	10.87	14.21	13.18
****CDR - 1st $ Principal Loss**	10.4	5.9	2.8
Loss Severity: 100%			
Recovery Delay: 6 months. NO ADVANCE			
% Cum Collat Loss Yield Break	10.73	14.51	13.71
***CDR - Yield Break**	10.2	6.0	2.9
% Cum Collat Loss - 1st $ Principal Loss	10.43	13.43	12.44
****CDR - 1st $ Principal Loss**	9.9	5.5	2.6

Any lower CDR (by 0.1 increments) will result in a postive yield
*****Any lower CDR (by 0.1 increments) will not take a principal loss***

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-4 A1

	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
WAL for Princ Pmts	3.30	2.18	1.44	0.82	0.56
Principal Window Begin	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Principal Window End	4/25/2017	3/25/2013	11/25/2010	9/25/2006	12/25/2005

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB HEMT 2004-4

FICO & Documentation	Full Doc	Reduced Doc	Stated Stated	No Doc	All Docs	Average Scheduled Balance	Combined LTV
<= 400	0.00	0.02	0.01	0.01	0.04	36,286.20	89.17
501 - 550	0.02	0.00	0.00	0.00	0.02	43,017.41	99.99
551 - 600	0.85	0.07	0.00	0.00	0.92	35,276.16	98.53
601 - 650	17.14	5.12	0.73	0.24	23.24	37,228.94	97.24
651 - 700	10.77	20.82	3.38	1.26	36.23	46,451.79	95.86
701 - 750	8.25	15.07	2.66	1.44	27.41	47,490.44	94.98
751 - 800	4.77	5.33	0.86	0.69	11.65	46,265.75	93.84
801 - 850	0.19	0.26	0.01	0.03	0.49	40,096.29	88.39
Total:	**41.99**	**46.68**	**7.65**	**3.67**	**100.00**	**43,993.95**	**95.70**

Comb. LTV & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	Average Scheduled Balance	WAC
<= 50.00	0.00	0.00	0.00	0.03	0.11	0.13	0.13	0.02	0.43	38,293.17	7.84
50.01 - 55.00	0.00	0.00	0.00	0.00	0.03	0.06	0.01	0.00	0.09	58,858.87	6.72
55.01 - 60.00	0.00	0.00	0.00	0.03	0.02	0.05	0.01	0.00	0.11	51,974.25	7.95
60.01 - 65.00	0.00	0.00	0.00	0.03	0.06	0.09	0.03	0.02	0.24	60,573.05	7.94
65.01 - 70.00	0.00	0.00	0.00	0.20	0.16	0.12	0.10	0.01	0.59	64,629.32	8.52
70.01 - 75.00	0.00	0.00	0.00	0.08	0.28	0.13	0.16	0.02	0.65	63,764.27	7.82
75.01 - 80.00	0.01	0.00	0.01	0.38	0.87	0.96	0.40	0.03	2.66	67,036.75	8.35
80.01 - 85.00	0.00	0.00	0.01	0.47	0.94	0.63	0.18	0.00	2.22	43,342.28	9.11
85.01 - 90.00	0.02	0.00	0.06	1.95	5.36	4.62	2.55	0.13	14.69	40,518.25	9.16
90.01 - 95.00	0.00	0.00	0.06	2.43	6.18	6.23	3.05	0.08	18.02	43,529.88	9.45
95.01 - 100.00	0.01	0.02	0.79	17.64	22.23	14.40	5.04	0.18	60.31	44,095.51	9.74
Total:	**0.04**	**0.02**	**0.92**	**23.24**	**36.23**	**27.41**	**11.65**	**0.49**	**100.00**	**43,993.95**	**9.51**

Balance & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC
0.01 - 50,000.00	0.03	0.01	0.63	14.63	16.01	11.41	5.18	0.25	48.15	96.19	9.57
50,000.01 - 100,000.00	0.01	0.01	0.27	7.27	14.93	11.59	4.44	0.18	38.70	96.08	9.49
100,000.01 - 150,000.00	0.00	0.00	0.02	1.05	3.77	2.58	1.07	0.05	8.56	94.98	9.46
150,000.01 - 200,000.00	0.00	0.00	0.00	0.21	1.45	1.78	0.91	0.00	4.34	88.88	9.29
200,000.01 - 250,000.00	0.00	0.00	0.00	0.00	0.00	0.04	0.05	0.00	0.10	97.17	6.70
300,000.01 - 350,000.00	0.00	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.07	80.00	10.88
350,000.01 - 400,000.00	0.00	0.00	0.00	0.08	0.00	0.00	0.00	0.00	0.08	70.00	10.25
Total:	**0.04**	**0.02**	**0.92**	**23.24**	**36.23**	**27.41**	**11.65**	**0.49**	**100.00**	**95.70**	**9.51**

PPM & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC	Average Scheduled Balance
0	0.02	0.02	0.30	9.80	21.03	18.07	8.38	0.41	58.03	94.53	9.46	43,247.56
3	0.00	0.00	0.00	0.04	0.08	0.11	0.18	0.00	0.40	89.91	9.23	68,397.02
4	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.02	91.28	9.99	25,910.61
6	0.01	0.00	0.00	0.09	0.65	0.49	0.13	0.01	1.38	92.19	10.22	69,004.10
12	0.00	0.00	0.06	0.90	3.02	2.84	0.96	0.03	7.81	95.67	9.29	64,701.89
21	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	100.00	10.20	103,821.42
24	0.00	0.00	0.11	3.74	4.54	2.58	1.02	0.00	12.00	98.24	9.88	46,064.27
36	0.01	0.00	0.45	8.47	6.46	3.00	0.84	0.02	19.26	98.12	9.51	38,712.59
48	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.01	100.00	9.00	26,932.15
60	0.00	0.00	0.00	0.19	0.43	0.30	0.14	0.01	1.07	93.67	9.51	41,964.19
Total:	**0.04**	**0.02**	**0.92**	**23.24**	**36.23**	**27.41**	**11.65**	**0.49**	**100.00**	**95.70**	**9.51**	**43,993.95**

RATES & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC	Average Scheduled Balance
5.51 - 6.00	0.00	0.00	0.00	0.00	0.11	0.67	0.50	0.02	1.31	86.39	6.00	44,759.83
6.01 - 6.50	0.00	0.00	0.00	0.00	0.33	1.11	1.07	0.05	2.56	88.63	6.37	43,418.40
6.51 - 7.00	0.00	0.00	0.00	0.00	0.72	2.24	1.24	0.08	4.29	90.34	6.85	49,079.41
7.01 - 7.50	0.00	0.00	0.00	0.00	0.73	1.76	1.02	0.09	3.60	91.70	7.36	50,489.77
7.51 - 8.00	0.00	0.00	0.00	0.00	1.57	3.40	1.45	0.07	6.49	94.47	7.88	47,665.22
8.01 - 8.50	0.00	0.00	0.00	0.58	2.50	2.67	0.89	0.01	6.65	95.76	8.38	46,534.57
8.51 - 9.00	0.00	0.00	0.06	4.08	4.33	3.00	1.15	0.03	12.65	96.58	8.82	41,877.84
9.01 - 9.50	0.00	0.01	0.14	3.56	4.09	2.96	0.94	0.05	11.74	96.56	9.34	43,137.46
9.51 - 10.00	0.02	0.00	0.14	4.52	7.26	4.24	1.49	0.06	17.73	96.31	9.85	43,437.54
10.01 - 10.50	0.00	0.00	0.07	2.42	2.91	1.45	0.50	0.01	7.37	96.70	10.34	43,951.19
10.51 - 11.00	0.00	0.00	0.32	2.78	4.99	1.43	0.64	0.00	10.16	97.24	10.86	45,562.94
11.01 - 11.50	0.01	0.00	0.06	2.01	2.20	0.51	0.21	0.00	4.99	97.90	11.33	44,251.47
11.51 - 12.00	0.01	0.01	0.07	2.49	4.12	1.92	0.51	0.01	9.15	96.39	11.91	41,082.95
12.01 - 12.50	0.00	0.00	0.00	0.37	0.27	0.04	0.04	0.00	0.73	97.19	12.33	36,647.14
12.51 - 13.00	0.00	0.00	0.01	0.32	0.06	0.00	0.00	0.00	0.38	97.78	12.78	31,550.10
13.01 - 13.50	0.00	0.00	0.03	0.03	0.01	0.01	0.00	0.00	0.09	99.38	13.27	30,290.56
13.51 - 14.00	0.00	0.00	0.02	0.03	0.02	0.00	0.00	0.00	0.08	96.39	13.82	43,306.83
14.01 - 14.50	0.00	0.00	0.00	0.03	0.00	0.00	0.00	0.00	0.03	98.76	14.33	21,327.01
14.51 - 15.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	100.00	14.89	20,696.36
Total:	**0.04**	**0.02**	**0.92**	**23.24**	**36.23**	**27.41**	**11.65**	**0.49**	**100.00**	**95.70**	**9.51**	**43,993.95**

RATES & CBLTV	CBLTV below 70	CBLTV 70 - 80	CBLTV 81 - 90	CBLTV 91 - 100	Total	WA FICO	Avergage Scheduled Balance
5.51 - 6.00	0.16	0.22	0.29	0.64	1.31	747	44,759.83
6.01 - 6.50	0.17	0.36	0.79	1.20	2.56	744	43,418.40
6.51 - 7.00	0.21	0.44	1.53	2.09	4.29	735	49,079.41
7.01 - 7.50	0.14	0.35	1.09	2.02	3.60	731	50,489.77
7.51 - 8.00	0.13	0.32	1.21	4.82	6.49	727	47,665.22
8.01 - 8.50	0.07	0.33	0.98	5.24	6.65	706	46,534.57
8.51 - 9.00	0.14	0.25	1.87	10.33	12.65	681	41,877.84
9.01 - 9.50	0.07	0.31	1.87	9.44	11.74	679	43,137.46
9.51 - 10.00	0.13	0.28	3.10	14.19	17.73	683	43,437.54
10.01 - 10.50	0.10	0.21	0.77	6.29	7.37	676	43,951.19
10.51 - 11.00	0.04	0.19	1.18	8.74	10.16	673	45,562.94
11.01 - 11.50	0.01	0.03	0.46	4.49	4.99	661	44,251.47
11.51 - 12.00	0.01	0.10	1.61	7.35	9.15	676	41,082.95
12.01 - 12.50	0.00	0.01	0.08	0.64	0.73	654	36,647.14
12.51 - 13.00	0.00	0.00	0.00	0.38	0.38	625	31,550.10
13.01 - 13.50	0.00	0.00	0.01	0.08	0.09	629	30,290.56
13.51 - 14.00	0.00	0.00	0.02	0.06	0.08	630	43,306.83
14.01 - 14.50	0.00	0.00	0.00	0.02	0.03	621	21,327.01
14.51 - 15.00	0.00	0.00	0.00	0.01	0.01	622	20,696.36
Total:	**1.37**	**3.40**	**16.86**	**78.04**	**100.00**	**689**	**43,993.95**

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Originator	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
CSFB Guidelines	6,124	291,359,939.92	63.46	9.38	195.00	706	17.43	37.30	94.24	27.33	84.70	15.81	0.00	100.00
Decision One Mortgage Company,	2,254	79,184,697.23	17.25	9.18	193.00	652	19.59	41.61	99.57	78.44	100.00	24.96	0.00	100.00
Saxon Mortgage, Inc.	756	33,873,244.55	7.38	10.60	232.00	670	19.69	41.93	98.02	52.40	100.00	40.31	0.00	100.00
First Franklin Financial Corpo	211	10,156,947.84	2.21	10.31	225.00	648	19.50	44.54	99.37	94.61	100.00	17.53	0.00	100.00
Lime Financial Services Ltd.	157	9,022,731.15	1.97	9.74	180.00	687	19.85	41.03	98.81	30.65	98.09	16.36	0.22	99.78
Millennium Funding Group	225	9,006,355.53	1.96	10.54	177.00	651	19.14	40.53	98.82	58.85	98.64	16.39	0.00	100.00
MILA	212	6,607,052.58	1.44	10.60	235.00	657	19.49	42.46	99.68	47.09	98.77	9.06	0.00	100.00
Master Financial, Inc.	85	4,238,859.02	0.92	10.05	178.00	651	18.56	41.98	94.78	82.76	100.00	47.11	0.00	100.00
Impac Funding Corporation	69	3,109,633.83	0.68	9.18	289.00	677	16.01	44.12	85.01	44.24	94.45	43.66	3.82	96.18
Taylor Bean & Whitaker Mortgag	80	2,731,639.45	0.59	8.22	189.00	706	16.67	35.63	94.80	85.96	96.72	16.11	0.00	100.00
Other	263	9,829,752.24	2.14	9.88	237.00	673	21.39	40.35	91.48	53.77	97.95	36.85	5.74	94.26
Total:	**10,436**	**459,120,853.34**	**100.00**	**9.51**	**199.00**	**689**	**18.20**	**39.06**	**95.70**	**41.99**	**90.11**	**20.09**	**0.15**	**99.85**

CURR_RATE greater than 10	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
10.001 - 10.500	770	33,842,414.42	22.35	10.34	203.00	676	18.52	39.74	96.70	33.79	91.08	17.88	0.00	100.00
10.501 - 11.000	1,024	46,656,448.64	30.81	10.86	200.00	673	18.83	39.73	97.24	29.09	90.69	15.11	0.01	99.99
11.001 - 11.500	518	22,922,262.40	15.14	11.33	204.00	661	19.20	41.04	97.90	36.01	93.14	24.24	0.00	100.00
11.501 - 12.000	1,022	41,986,777.80	27.73	11.91	202.00	676	17.86	38.91	96.39	17.54	73.85	16.26	0.00	100.00
12.001 - 12.500	91	3,334,889.88	2.20	12.33	223.00	654	18.85	41.12	97.19	41.35	85.68	40.56	0.00	100.00
12.501 - 13.000	56	1,766,805.69	1.17	12.78	244.00	625	19.52	39.48	97.78	80.88	100.00	45.58	1.12	98.88
13.001 - 13.500	13	393,777.27	0.26	13.27	236.00	629	20.14	43.50	99.38	74.35	100.00	76.31	0.00	100.00
13.501 - 14.000	8	346,454.61	0.23	13.82	189.00	630	21.40	44.90	96.39	69.08	100.00	68.35	0.00	100.00
14.001 - 14.500	6	127,962.03	0.08	14.33	212.00	621	16.70	44.33	98.76	100.00	100.00	73.99	0.00	100.00
14.501 - 15.000	3	62,089.07	0.04	14.89	215.00	622	20.00	44.40	100.00	100.00	100.00	28.85	0.00	100.00
Total:	**3,511**	**151,439,881.81**	**100.00**	**11.18**	**203.00**	**671**	**18.56**	**39.77**	**97.00**	**29.16**	**86.54**	**18.73**	**0.02**	**99.98**

FICO below 680	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
N/A	5	181,430.99	0.09	10.74	216.00	0	12.20	34.32	89.17	7.99	100.00	0.00	0.00	100.00
500 - 519	1	60,574.14	0.03	9.50	177.00	517	20.00	49.83	100.00	100.00	100.00	0.00	0.00	100.00
520 - 539	1	25,460.67	0.01	11.75	235.00	536	19.99	35.00	99.97	100.00	100.00	0.00	0.00	100.00
540 - 559	1	20,423.78	0.01	12.99	165.00	556	10.00	47.11	95.00	100.00	100.00	0.00	0.00	100.00
560 - 579	10	348,297.43	0.17	9.99	236.00	572	17.16	39.15	94.89	65.38	100.00	66.01	0.00	100.00
580 - 599	52	1,829,345.34	0.92	10.54	182.00	591	19.04	43.16	98.51	89.21	100.00	18.08	0.00	100.00
600 - 619	854	28,019,328.26	14.03	10.28	208.00	609	19.38	42.31	99.26	98.66	99.85	25.60	0.07	99.93
620 - 639	1,312	49,828,503.20	24.94	10.13	200.00	629	18.37	41.14	96.77	77.11	98.98	34.78	0.00	100.00
640 - 659	1,306	54,298,005.41	27.18	10.25	204.00	649	18.28	40.25	96.42	43.76	96.04	29.10	0.00	100.00
660 - 679	1,389	65,145,230.38	32.61	10.23	200.00	669	18.50	39.43	96.34	27.83	94.30	22.54	0.09	99.91
Total:	**4,931**	**199,756,599.60**	**100.00**	**10.22**	**202.00**	**644**	**18.53**	**40.55**	**96.89**	**55.04**	**96.79**	**27.81**	**0.04**	**99.96**

Scheduled Balance - 125k+	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
125001 - 150000	106	14,720,309.98	41.15	9.26	194.00	706	21.20	38.29	92.79	27.31	94.35	22.66	1.80	98.20
150001 - 175000	47	7,663,311.95	21.42	9.73	198.00	718	20.48	33.24	92.75	23.51	87.36	12.77	0.00	100.00
175001 - 200000	63	12,254,559.15	34.25	9.02	194.00	711	22.69	37.66	86.47	25.22	92.02	23.80	0.00	100.00
200001 - 225000	1	203,980.28	0.57	7.25	178.00	739	20.00	8.92	100.00	100.00	100.00	0.00	0.00	100.00
225001 - 250000	1	244,339.65	0.68	6.25	178.00	783	49.17	20.90	94.81	0.00	100.00	100.00	0.00	100.00
300001 - 325000	1	317,161.88	0.89	10.88	353.00	671	20.00	0.00	80.00	0.00	100.00	100.00	0.00	100.00
350001 - 375000	1	372,674.37	1.04	10.25	150.00	628	20.00	0.00	70.00	0.00	100.00	100.00	0.00	100.00
Total:	**220**	**35,776,337.26**	**100.00**	**9.27**	**196.00**	**710**	**21.72**	**36.62**	**90.32**	**25.48**	**92.23**	**22.82**	**0.74**	**99.26**

Original Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
<= 60	8	41,948.63	0.01	7.35	19.00	770	6.92	27.93	14.85	100.00	100.00	100.00	40.41	59.59
61 - 120	22	641,867.12	0.14	9.43	104.00	680	18.11	37.94	82.80	60.37	100.00	72.06	7.56	92.44
121 - 180	7,643	346,112,877.14	75.39	9.43	177.00	694	18.16	38.44	95.51	38.78	88.10	17.59	0.15	99.85
181 - 240	2,113	81,989,456.64	17.86	10.01	236.00	666	19.21	41.74	97.68	58.96	98.00	30.85	0.14	99.86
241 - 300	1	110,855.40	0.02	10.88	298.00	694	19.14	44.81	94.65	0.00	100.00	100.00	0.00	100.00
301 - 360	649	30,223,848.41	6.58	9.15	357.00	699	16.05	38.16	92.80	32.37	91.41	18.06	0.00	100.00
Total:	**10,436**	**459,120,853.34**	**100.00**	**9.51**	**199.00**	**689**	**18.20**	**39.06**	**95.70**	**41.99**	**90.11**	**20.09**	**0.15**	**99.85**

Combined LTV 80-100	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
80.00 <=	70	5,266,226.60	1.19	8.43	229.00	712	16.83	32.52	80.00	21.21	58.85	23.10	0.00	100.00
80.01 - 85.00	235	10,185,436.55	2.30	9.11	200.00	690	14.69	36.71	83.86	24.84	81.32	61.87	0.00	100.00
85.01 - 90.00	1,664	67,422,361.53	15.24	9.16	201.00	703	13.82	36.30	89.60	27.23	66.89	24.96	0.11	99.89
90.01 - 95.00	1,901	82,750,304.84	18.70	9.45	203.00	704	16.29	37.60	94.69	34.82	79.74	16.30	0.00	100.00
95.01 - 100.00	6,279	276,875,688.85	62.57	9.74	197.00	680	20.14	40.22	99.89	49.52	99.93	15.51	0.05	99.95
Total:	**10,149**	**442,500,018.37**	**100.00**	**9.57**	**199.00**	**689**	**18.29**	**39.08**	**96.74**	**42.47**	**90.20**	**18.26**	**0.05**	**99.95**

Documentation Type - Non FULL Docs	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
NINA	338	16,862,773.58	6.33	9.96	204.00	713	16.46	38.51	87.90	0.00	88.48	28.60	0.00	100.00
Reduced	4,432	214,330,483.87	80.47	9.81	196.00	698	18.12	38.15	95.66	0.00	87.95	14.25	0.16	99.84
Stated/Stated	705	35,144,541.47	13.20	9.74	208.00	700	17.36	38.39	93.10	0.00	89.15	20.16	0.58	99.42
Total:	**5,475**	**266,337,798.92**	**100.00**	**9.81**	**198.00**	**700**	**17.91**	**38.19**	**94.83**	**0.00**	**88.14**	**15.94**	**0.20**	**99.80**

Occupancy Status - non primary	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
Investment	1,163	37,560,818.96	82.69	10.32	191.00	721	14.61	34.70	90.07	30.91	0.00	9.84	0.26	99.74
Secondary	202	7,862,838.89	17.31	9.27	183.00	723	15.30	35.21	90.99	28.32	0.00	7.30	0.00	100.00
Total:	**1,365**	**45,423,657.85**	**100.00**	**10.14**	**190.00**	**721**	**14.73**	**34.78**	**90.23**	**30.46**	**0.00**	**9.40**	**0.21**	**99.79**

Purpose - cashout only	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
Refinance - Cashout	2,095	92,233,980.58	100.00	9.43	203.00	672	18.50	40.03	91.76	53.97	95.37	100.00	0.74	99.26
Total:	**2,095**	**92,233,980.58**	**100.00**	**9.43**	**203.00**	**672**	**18.50**	**40.03**	**91.76**	**53.97**	**95.37**	**100.00**	**0.74**	**99.26**

Property Type - Multifamily only	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
2F	407	21,752,027.74	53.09	9.40	235.00	705	16.17	39.70	92.89	25.23	81.27	11.75	0.00	100.00
2-4F	1	39,951.88	0.10	10.50	177.00	743	13.01	33.87	61.79	100.00	0.00	0.00	0.00	100.00
3F	161	9,833,944.56	24.00	9.62	213.00	704	16.33	37.95	91.16	22.74	76.30	15.06	0.00	100.00
4F	153	9,343,305.95	22.81	9.76	200.00	723	16.28	34.14	91.16	34.63	48.65	9.98	0.00	100.00
Total:	**722**	**40,969,230.13**	**100.00**	**9.54**	**221.00**	**709**	**16.23**	**37.98**	**92.05**	**26.85**	**72.56**	**12.13**	**0.00**	**100.00**

Prepayment Penalty Flag	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
N	6,161	266,448,198.70	58.03	9.46	203.00	698	17.59	38.17	94.53	36.79	87.18	18.22	0.23	99.77
Y	4,275	192,672,654.64	41.97	9.59	194.00	677	19.06	40.18	97.31	49.17	94.15	22.67	0.04	99.96
Total:	**10,436**	**459,120,853.34**	**100.00**	**9.51**	**199.00**	**689**	**18.20**	**39.06**	**95.70**	**41.99**	**90.11**	**20.09**	**0.15**	**99.85**

Prepayment Penalty Term	*No of* Loans	Total *Scheduled* Balance	%	WAC	WAM	FICO	LTV	DTI	*Combined* LTV	*Full Doc* Pct	*Primary* %	*Cashout* %	*1st Lien* %	*2nd Lien* %
0	6,161	266,448,198.70	58.03	9.46	203.00	698	17.59	38.17	94.53	36.79	87.18	18.22	0.23	99.77
3	27	1,846,719.46	0.40	9.23	178.00	723	15.04	39.33	89.91	14.32	82.84	2.30	0.00	100.00
4	3	77,731.83	0.02	9.99	177.00	689	11.28	26.41	91.28	0.00	74.37	0.00	0.00	100.00
6	92	6,348,377.33	1.38	10.22	213.00	700	19.39	35.68	92.19	6.96	77.91	20.13	0.00	100.00
12	554	35,844,847.87	7.81	9.29	182.00	701	18.69	37.52	95.67	25.20	86.25	16.79	0.00	100.00
21	1	103,821.42	0.02	10.20	176.00	704	20.00	37.99	100.00	0.00	100.00	0.00	0.00	100.00
24	1,196	55,092,888.46	12.00	9.86	202.00	678	18.96	40.99	98.24	47.36	95.15	16.45	0.00	100.00
36	2,284	88,419,546.47	19.26	9.51	194.00	683	19.40	41.10	98.12	64.91	98.54	29.91	0.09	99.91
48	1	28,932.15	0.01	9.00	177.00	793	20.00	42.48	100.00	0.00	100.00	0.00	0.00	100.00
60	117	4,909,809.65	1.07	9.51	187.00	699	17.87	37.83	93.67	30.90	87.11	16.76	0.00	100.00
Total:	**10,436**	**459,120,853.34**	**100.00**	**9.51**	**199.00**	**689**	**18.20**	**39.06**	**95.70**	**41.99**	**90.11**	**20.09**	**0.15**	**99.85**

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-4

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions
(CDR increment is 0.1%)

Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class M-3	75	Fwd + 100	7.5	105,462,935 (22.44%)
Class M-3	100	Fwd + 100	9.3	98,683,176 (21.00%)

HEMT 04-4 Excess Spread

Assumptions:

Prepay	75 PPC
LIBOR	forward LIBOR
Loss	*No Loss*

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	3.28%
2	1.944286%	6.31%	62	5.393745%	3.34%
3	2.038185%	6.04%	63	5.195424%	3.03%
4	2.183302%	6.03%	64	5.483718%	3.37%
5	2.131313%	5.81%	65	5.306163%	2.98%
6	2.549446%	5.87%	66	5.732139%	3.14%
7	2.231698%	5.76%	67	5.058737%	3.35%
8	2.606076%	5.79%	68	5.258886%	3.37%
9	2.592851%	5.53%	69	5.598989%	3.39%
10	2.665914%	5.46%	70	5.348567%	2.98%
11	2.884579%	5.50%	71	5.714714%	3.36%
12	2.916619%	5.20%	72	5.323813%	2.93%
13	3.008412%	5.17%	73	5.458496%	3.25%
14	3.274012%	5.19%	74	5.664339%	3.33%
15	3.131544%	4.82%	75	5.450307%	3.04%
16	3.451096%	5.08%	76	5.748968%	3.38%
17	3.420458%	4.65%	77	5.555195%	3.02%
18	3.773827%	4.68%	78	5.995947%	3.19%
19	3.403441%	4.75%	79	5.278711%	3.40%
20	3.596061%	4.70%	80	5.479594%	3.43%
21	3.880227%	4.64%	81	5.825727%	3.47%
22	3.885573%	4.24%	82	5.550242%	3.10%
23	3.832753%	4.37%	83	5.921146%	3.47%
24	3.918471%	4.29%	84	5.499517%	3.09%
25	3.953062%	4.21%	85	5.630131%	3.41%
26	4.134469%	4.31%	86	5.836227%	3.51%
27	4.015741%	4.00%	87	5.604666%	3.26%
28	4.298315%	4.26%	88	5.910329%	3.60%
29	4.120731%	3.85%	89	5.703270%	3.30%
30	4.511115%	4.02%	90	6.013343%	3.48%
31	4.011819%	4.12%	91	5.556988%	3.64%
32	4.189138%	4.12%	92	5.620766%	3.67%
33	4.478136%	4.11%	93	5.983258%	3.82%
34	4.301937%	3.69%	94	5.700842%	3.51%
35	4.504018%	4.01%	95	5.941527%	3.87%
36	4.432577%	3.67%	96	5.807747%	3.65%
37	4.450216%	3.74%	97	5.797259%	3.78%
38	4.636681%	3.88%	98	6.013805%	3.98%
39	4.484271%	3.55%	99	5.775354%	3.79%
40	4.787126%	3.85%	100	6.092896%	4.11%
41	4.573311%	3.42%	101	5.877878%	3.88%
42	4.881469%	3.62%	102	6.348730%	4.06%
43	4.564705%	3.68%	103	5.570885%	4.28%
44	4.599597%	3.64%	104	5.784283%	4.11%
45	4.931156%	3.77%	105	6.153901%	4.20%
46	4.729188%	3.31%	106	5.855123%	4.10%
47	4.945635%	3.66%	107	6.096347%	4.33%
48	4.860641%	3.31%	108	5.950768%	4.28%
49	4.873750%	3.39%	109	5.932964%	4.38%
50	5.071025%	3.54%	110	6.149784%	4.55%
51	4.897240%	3.21%	111	5.897397%	4.57%
52	5.177051%	3.53%	112	6.218902%	4.77%
53	5.020057%	3.13%	113	5.991567%	4.79%
54	5.427741%	3.27%	114	6.471374%	4.90%
55	4.802051%	3.46%	115	5.665384%	5.09%
56	4.994957%	3.47%	116	5.880903%	5.19%
57	5.318836%	3.47%	117	6.257369%	5.32%
58	5.085410%	3.05%	118	5.946433%	5.38%
59	5.432509%	3.41%	119	6.191735%	5.55%
60	5.065601%	2.97%	120	6.040470%	5.65%

HEMT HOME EQUITY MORTGAGE TRUST

HEMT HOME EQUITY MORTGAGE TRUST 2004-4

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Looking for the % of UPB in each of the cells below

Each of the FICO/LTV strat groups may not add up to 100% due to rounding

1st mortgages

CBLTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	N/A
>100	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80.01-90	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01-80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60-70	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
<60	74.10	21.37	4.53	0.00	0.00	0.00	0.00	0.00

2nd Mortgages

CBLTV	FICO >700	651-700	601-650	551-600	501-550	450-500	<450	N/A
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90.01-100	36.97	36.28	25.64	1.08	0.02	0.00	0.00	0.01
80.01-90	47.90	37.32	14.29	0.38	0.00	0.00	0.00	0.11
70.01-80	50.89	34.66	13.69	0.39	0.00	0.00	0.00	0.36
60-70	44.23	26.64	29.13	0.00	0.00	0.00	0.00	0.00
<60	63.48	26.21	10.31	0.00	0.00	0.00	0.00	0.00

Loss Coverage

	moodys	s&p Fixed
BBB+		
BBB	14.88%	13.25%
BBB-	13.50%	12.25%
BB	11.00%	8.00%
B	8.50%	5.25%

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
M2	150 PPC	Fwd	16.1	22.59
M5	150 PPC	Fwd	10.9	16.13
M6	150 PPC	Fwd	9.3	14.00
B1	150 PPC	Fwd	8.2	12.50
B2	150 PPC	Fwd	7.0	10.81
M2	100 PPC	Fwd + 150	10.0	22.29
M5	100 PPC	Fwd + 150	6.6	15.68
M6	100 PPC	Fwd + 150	5.6	13.57
B1	100 PPC	Fwd + 150	4.9	12.04
B2	100 PPC	Fwd + 150	4.3	10.69

HEMT 04-4 Excess Spread

Assumptions:

Prepay	150 PPC
LIBOR	Forward LIBOR + 150
Loss	No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	8.09%
2	1.944286%	4.80%	62	5.393745%	8.52%
3	2.038185%	4.48%	63	5.195424%	8.53%
4	2.163302%	4.53%	64	5.483718%	8.53%
5	2.131313%	4.25%	65	5.306163%	8.53%
6	2.549446%	4.31%	66	5.732139%	8.53%
7	2.231698%	4.34%	67	5.058737%	8.53%
8	2.606076%	4.22%	68	5.258886%	8.53%
9	2.592851%	4.01%	69	5.598989%	8.53%
10	2.665914%	3.88%	70	5.348567%	8.53%
11	2.884579%	3.97%	71	5.714714%	8.53%
12	2.916619%	3.62%	72	5.323813%	8.53%
13	3.008412%	3.60%	73	5.458496%	8.53%
14	3.274012%	3.68%	74	5.664339%	8.53%
15	3.131544%	3.28%	75	5.450307%	8.53%
16	3.451096%	3.59%	76	5.748968%	8.53%
17	3.420458%	3.14%	77	5.555195%	8.53%
18	3.773827%	3.19%	78	5.995947%	8.53%
19	3.403441%	3.42%	79	5.278711%	8.53%
20	3.596061%	3.24%	80	5.479594%	8.53%
21	3.880227%	3.26%	81	5.825727%	8.53%
22	3.885573%	2.86%	82	5.550242%	8.53%
23	3.832753%	3.06%	83	5.921146%	8.53%
24	3.918471%	2.95%	84	5.499517%	8.53%
25	3.953062%	2.91%	85	5.630131%	8.53%
26	4.134469%	3.08%	86	5.836227%	8.53%
27	4.015741%	2.79%	87	5.604666%	8.53%
28	4.298315%	3.09%	88	5.910329%	8.53%
29	4.120731%	2.73%	89	5.703270%	8.53%
30	4.511115%	2.91%	90	6.013343%	8.53%
31	4.011819%	3.19%	91	5.556988%	8.53%
32	4.189136%	3.08%	92	5.620766%	8.53%
33	4.478136%	3.16%	93	5.983258%	8.53%
34	4.301937%	2.83%	94	5.700842%	8.53%
35	4.504018%	3.18%	95	5.941527%	8.53%
36	4.432577%	2.93%	96	5.807747%	8.53%
37	4.450218%	3.04%	97	5.797259%	8.53%
38	4.636681%	3.26%	98	6.013805%	8.53%
39	4.484271%	3.07%	99	5.775354%	8.53%
40	4.767126%	3.43%	100	6.092896%	8.53%
41	4.573311%	3.20%	101	5.877878%	8.53%
42	4.881469%	3.45%	102	6.348730%	8.52%
43	4.564705%	3.69%	103	5.570885%	8.52%
44	4.599597%	3.71%	104	5.784283%	8.52%
45	4.931156%	3.97%	105	6.153901%	8.52%
46	4.729188%	3.85%	106	5.855123%	8.52%
47	4.945635%	4.02%	107	6.096347%	8.52%
48	4.860641%	4.17%	108	5.950768%	8.52%
49	4.873750%	4.39%	109	5.932964%	8.52%
50	5.071025%	4.62%	110	6.149784%	8.52%
51	4.897240%	4.86%	111	5.897397%	8.52%
52	5.177051%	5.11%	112	6.218902%	8.52%
53	5.020057%	5.38%	113	5.991567%	8.52%
54	5.427741%	5.66%	114	6.471374%	8.52%
55	4.802051%	5.96%	115	5.665364%	8.52%
56	4.994957%	6.27%	116	5.880903%	8.52%
57	5.318836%	6.60%	117	6.257369%	8.52%
58	5.085410%	6.94%	118	5.946433%	8.52%
59	5.432509%	7.31%	119	6.191735%	8.52%
60	5.065601%	7.69%	120	6.040470%	8.52%

HEMT 04-4 Excess Spread

Assumptions:

Prepay	150 PPC
LIBOR	Forward LIBOR
Loss	No Loss

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	1.746710%	6.80%	61	5.195461%	8.09%
2	1.944286%	6.30%	62	5.393745%	8.52%
3	2.038185%	6.03%	63	5.195424%	8.53%
4	2.183302%	6.02%	64	5.483718%	8.53%
5	2.131313%	5.79%	65	5.306163%	8.53%
6	2.549446%	5.85%	66	5.732139%	8.53%
7	2.231698%	5.73%	67	5.058737%	8.53%
8	2.606076%	5.76%	68	5.258886%	8.53%
9	2.592851%	5.49%	69	5.598989%	8.53%
10	2.665914%	5.41%	70	5.348567%	8.53%
11	2.884579%	5.45%	71	5.714714%	8.53%
12	2.916619%	5.15%	72	5.323813%	8.53%
13	3.008412%	5.13%	73	5.458496%	8.53%
14	3.274012%	5.16%	74	5.664339%	8.53%
15	3.131544%	4.81%	75	5.450307%	8.53%
16	3.451096%	5.07%	76	5.748968%	8.53%
17	3.420458%	4.65%	77	5.555195%	8.53%
18	3.773827%	4.68%	78	5.995947%	8.53%
19	3.403441%	4.76%	79	5.278711%	8.53%
20	3.598061%	4.70%	80	5.479594%	8.53%
21	3.880227%	4.65%	81	5.825727%	8.53%
22	3.885573%	4.27%	82	5.550242%	8.53%
23	3.832753%	4.40%	83	5.921146%	8.53%
24	3.918471%	4.31%	84	5.499517%	8.53%
25	3.953062%	4.24%	85	5.630131%	8.53%
26	4.134469%	4.36%	86	5.836227%	8.53%
27	4.015741%	4.06%	87	5.604666%	8.53%
28	4.298315%	4.31%	88	5.910329%	8.53%
29	4.120731%	3.96%	89	5.703270%	8.53%
30	4.511115%	4.13%	90	6.013343%	8.53%
31	4.011819%	4.29%	91	5.556988%	8.53%
32	4.189138%	4.26%	92	5.620766%	8.53%
33	4.478136%	4.29%	93	5.983258%	8.53%
34	4.301937%	3.95%	94	5.700842%	8.53%
35	4.504018%	4.27%	95	5.941527%	8.53%
36	4.432577%	4.01%	96	5.807747%	8.53%
37	4.450218%	4.11%	97	5.787259%	8.53%
38	4.636681%	4.28%	98	6.013805%	8.53%
39	4.484271%	4.06%	99	5.775354%	8.53%
40	4.787126%	4.39%	100	6.092896%	8.53%
41	4.573311%	4.13%	101	5.877878%	8.53%
42	4.881469%	4.36%	102	6.348730%	8.52%
43	4.564705%	4.53%	103	5.570885%	8.52%
44	4.599597%	4.55%	104	5.784283%	8.52%
45	4.931156%	4.76%	105	6.153901%	8.52%
46	4.729188%	4.58%	106	5.855123%	8.52%
47	4.945635%	4.68%	107	6.096347%	8.52%
48	4.860641%	4.62%	108	5.950768%	8.52%
49	4.873750%	4.82%	109	5.932964%	8.52%
50	5.071025%	5.08%	110	6.149784%	8.52%
51	4.897240%	5.13%	111	5.897397%	8.52%
52	5.177051%	5.48%	112	6.218902%	8.52%
53	5.020057%	5.55%	113	5.991567%	8.52%
54	5.427741%	5.84%	114	6.471374%	8.52%
55	4.802051%	6.17%	115	5.665384%	8.52%
56	4.994957%	6.42%	116	5.880903%	8.52%
57	5.318836%	6.70%	117	6.257369%	8.52%
58	5.085410%	6.97%	118	5.946433%	8.52%
59	5.432509%	7.31%	119	6.191735%	8.52%
60	5.065601%	7.69%	120	6.040470%	8.52%

HEMT **HOME EQUITY MORTGAGE TRUST**

HEMT HOME EQUITY MORTGAGE TRUST 2004-4

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Top 5 Originators

Originator	No of Loans	Total Scheduled Balance	%	WAC	WA FICO	WA CBLTV	% Full Doc of Deal
CSFB Guidelines	6,124	291,359,939.92	63.46	9.38	706	94.24	27.33
Decision One Mortgage Company	2,254	79,184,697.23	17.25	9.18	652	99.57	78.44
Saxon Mortgage, Inc.	756	33,873,244.55	7.38	10.60	670	98.02	52.40
First Franklin Financial Corp.	211	10,156,947.84	2.21	10.31	648	99.37	94.61
Lime Financial Services Ltd.	157	9,022,731.15	1.97	9.74	687	98.81	30.65
Other	934	35,523,292.65	7.74	10.02	665	94.95	58.91
Total:	**10,436**	**459,120,853.34**	**100.00**	**9.51**	**689**	**95.70**	**41.99**

```
!  HEMT04_4V1.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139  ,  subroutines 3.1a1
!!   08/18/2004   12:53 PM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC12563278)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 30
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 30 END_CPR 30
!
  DEFINE CONSTANT #OrigCollBal = 470000000.00
  DEFINE CONSTANT #OrigCollBal1 = 163483638.11
  DEFINE CONSTANT #OrigCollBal2 = 306516361.89
!
  DEFINE CONSTANT #OrigBondBal = 470000000.00
  DEFINE CONSTANT #OrigBondBal1 = 163483638.11
  DEFINE CONSTANT #OrigBondBal2 = 306516361.89
!
  DEFINE CONSTANT #SpecSenEnhPct = 51%
  DEFINE CONSTANT #ATargPct = 49.000000000000%
  DEFINE CONSTANT #M1TargPct = 57.500000000000%
  DEFINE CONSTANT #M2TargPct = 65.500000000000%
  DEFINE CONSTANT #M3TargPct = 70.000000000000%
  DEFINE CONSTANT #M4TargPct = 74.500000000000%
  DEFINE CONSTANT #M5TargPct = 78.500000000000%
  DEFINE CONSTANT #M6TargPct = 83.000000000000%
  DEFINE CONSTANT #B1TargPct = 86.000000000000%
  DEFINE CONSTANT #B2TargPct = 89.500000000000%
  DEFINE CONSTANT #B3TargPct = 91.000000000000%
  DEFINE #BondBal                            = 470000000.00
!
   FULL_DEALNAME:        HEMT 200404
!
   DEAL SIZE:            $ 470000000.00
   PRICING SPEED:        GROUP 1 PPC 100%
   PRICING SPEED:        GROUP 2 PPC 100%
!  ISSUE DATE:           20040801
   SETTLEMENT DATE:      20040831
!
  Record date delay:     24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "NASIO_5030"
!
 DEFINE VARNAMES #CumLossShft, #TrigCumLossFrac, #FGBal, #StepDown
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE           20040801 _
       DEAL_FIRSTPAY_DATE       20040925
!
!
  DEFINE #FloorCollat         = 0.5% * #OrigCollBal
  DEFINE #SpecOCTarg          = 4.5% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL              #OC              = 0.00
```

```
  DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg     = 4.5%
* #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate   = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac     = 0.09
  DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread       = 0
  DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg    =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval         =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF
(CURDATE , MONTHS_ADD(CURDATE,-1))
!
ifdef #cmover_3.0g _
  DEFINE DYNAMIC STICKY #LifeCap     = COLL_NET_LIFECAP
!
ifndef #cmover_3.0g _
  DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
!
  DEFINE #FGWrapBal = 470000000
!
  DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
      36.1   1
      37.1   0.0625
      38.1   0.06458333333
      39.1   0.06666666667
      40.1   0.06875
      41.1   0.07083333333
      42.1   0.07291666667
      43.1   0.075
      44.1   0.07708333333
      45.1   0.07916666667
      46.1   0.08125
      47.1   0.08333333333
      48.1   0.08541666667
      49.1   0.0875
      50.1   0.088125
      51.1   0.08875
      52.1   0.089375
      53.1   0.09
      54.1   0.090625
      55.1   0.09125
      56.1   0.091875
      57.1   0.0925
      58.1   0.093125
      59.1   0.09375
      60.1   0.094375
      61.1   0.095
      62.1   0.09541666667
      63.1   0.09583333333
      64.1   0.09625
```

```
      65.1   0.09666666667
      66.1   0.09708333333
      67.1   0.0975
      68.1   0.09791666667
      69.1   0.09833333333
      70.1   0.09875
      71.1   0.09916666667
      72.1   0.09958333333
      73.1   0.1
      74.1   0.1004166667
      75.1   0.1008333333
      76.1   0.10125
      77.1   0.1016666667
      78.1   0.1020833333
      79.1   0.1025
      80.1   0.1029166667
      81.1   0.1033333333
      82.1   0.10375
      83.1   0.1041666667
      84.1   0.1045833333
      360.1   0.105
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_1MO           1.6
!
DEFINE TRANCHE "EXP", "A", "M1", "M2", "M3", "M4", "M5", "M6", "B1",
"B2", "B3", "R"
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN (
COLL_PREV_BAL ); _
                                                    END ( COLL_BAL
); _
          DAYCOUNT 30360 FREQ M _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A"} LT 0.01);
   Block 371300000.00 at 1.9  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.6 ELSE 0.3 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 19975000.00 at 2.18  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
```

```
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.87 ELSE 0.58 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 18800000.00 at 2.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.93 ELSE 0.62 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#1"))
)
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT
0.01);
   Block 10575000.00 at 2.25  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.975 ELSE 0.65 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#
1")) )
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT
0.01);
   Block 10575000.00 at 2.75  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.65 ELSE 1.15 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#1"))
)
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT
0.01);
   Block 9400000.00 at 2.8  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.7 ELSE 1.2 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#1")) )
     0     999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT
0.01);
   Block 10575000.00 at 2.95  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
```

```
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
THEN 1.85 ELSE 1.35 ))
     0     999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT
0.01);
   Block 7050000.00 at 3.4  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.3 ELSE 1.8 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0     999
!
Tranche "B2" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B2"} LT
0.01);
   Block 8225000.00 at 3.55  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.45 ELSE 1.95 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B2#1"))
)
     0     999
!
Tranche "B3" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B3"} LT
0.01);
   Block 3525000.00 at 5.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4. ELSE 3.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B3#1")) )
     0     999
!
Tranche "R" JUN_RES
   Block 470000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040925
!
  Tranche "#OC"              SYMVAR
  Tranche "#SpecOCTarg"      SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
!
  FINANCIAL_GUARANTY "FG" _
               ON COLLAT GROUP 1 _
               COVERS DELINQ LOSSES _
               TOTAL_PAYOUT_CAP 16348363.81
!
  CLASS "EXP"       NO_BUILD_TRANCHE _
                     = "EXP"
```

```
  CLASS "RESID"     NO_BUILD_TRANCHE _
                      = "R#1"
  CLASS "A"           NO_BUILD_TRANCHE _
                      = "A"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      = "M2"
  CLASS "M3"          NO_BUILD_TRANCHE _
                      = "M3"
  CLASS "M4"          NO_BUILD_TRANCHE _
                      = "M4"
  CLASS "M5"          NO_BUILD_TRANCHE _
                      = "M5"
  CLASS "M6"          NO_BUILD_TRANCHE _
                      = "M6"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      = "B1"
  CLASS "B2"          NO_BUILD_TRANCHE _
                      = "B2"
  CLASS "B3"          NO_BUILD_TRANCHE _
                      = "B3"
!
!
  CLASS "ROOT" _
                 WRITEDOWN_BAL RULES _
                 DISTRIB_CLASS RULES _
                 SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                 CALC_WDBALINT _
                 SHORTFALL_PAYBACK WDBALINT TRUE _
                   = "EXP" "A" "M1" "M2" "M3" "M4" "M5" "M6" "B1" "B2"
"B3"  "RESID"
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL         ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  100% _
        TARGETVAL        (#CumLossShft); _
        TRIGVAL           LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                       Month <=          %;_
                            36           100%; _
                            37           6.25%; _
                            38           6.458333333%; _
                            39           6.666666667%; _
                            40           6.875%; _
                            41           7.083333333%; _
                            42           7.291666667%; _
                            43           7.5%; _
                            44           7.708333333%; _
                            45           7.916666667%; _
```

```
                                   46          8.125%;  _
                                   47          8.333333333%;  _
                                   48          8.541666667%;  _
                                   49          8.75%;  _
                                   50          8.8125%;  _
                                   51          8.875%;  _
                                   52          8.9375%;  _
                                   53          9%;  _
                                   54          9.0625%;  _
                                   55          9.125%;  _
                                   56          9.1875%;  _
                                   57          9.25%;  _
                                   58          9.3125%;  _
                                   59          9.375%;  _
                                   60          9.4375%;  _
                                   61          9.5%;  _
                                   62          9.541666667%;  _
                                   63          9.583333333%;  _
                                   64          9.625%;  _
                                   65          9.666666667%;  _
                                   66          9.708333333%;  _
                                   67          9.75%;  _
                                   68          9.791666667%;  _
                                   69          9.833333333%;  _
                                   70          9.875%;  _
                                   71          9.916666667%;  _
                                   72          9.958333333%;  _
                                   73          10%;  _
                                   74          10.04166667%;  _
                                   75          10.08333333%;  _
                                   76          10.125%;  _
                                   77          10.16666667%;  _
                                   78          10.20833333%;  _
                                   79          10.25%;  _
                                   80          10.29166667%;  _
                                   81          10.33333333%;  _
                                   82          10.375%;  _
                                   83          10.41666667%;  _
                                   84          10.45833333%;  _
                                   360         10.5%;  _
"_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
        EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
        TRIGVAL FORMULA (TRIGGER("StepUp-CumLoss","TRIGVAL"));
!
  OPTIONAL REDEMPTION:     "CLEANUP" _
                           COLL_FRAC 10% _
                           PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #A_Prn =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  SEQUENTIAL ( "A#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
```

```
{
------------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
        from :  CLASS ( "M3" )
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
        from :  CLASS ( "M4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
        from :  CLASS ( "M5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
        from :  CLASS ( "M6" )
         pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B2_Prn =
{
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B3_Prn =
{
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
```

```
}
!
!
 CMO Block Payment Rules
-------------------------------------
   calculate :  #Princ                  = COLL_P
!
   calculate :  #Interest               = COLL_I
!
   calculate :  #PrevSpecOC             = #SpecOCTarg
!
   calculate :  #CurrentOC              = MAX( 0, COLL_BAL - (BBAL("A#1",
"M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "B1#1", "B2#1", "B3#1")
- #Princ))
!
   calculate :  #XSSpread               = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL
("ROOT") )
!
   calculate :  #FloorOCTotal           = #FloorOCTarg
!
   calculate :  #StepOCTarg             = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass       = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg             = MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg             = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg             = #Octval
!
   calculate :  #OCDeficiency           = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus              = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt               = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem               = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol              = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem               = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic               = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc               = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA                = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #XtraPDA )
!
!
```

```
   calculate :  #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA           = BBAL("A") _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA           = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA           = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct       = (COLL_BAL - (BBAL("A") -
#ClassAPDA )) / COLL_BAL
!
   calculate :  #StepDownBal         = (#SenEnhancePct - #SpecSenEnhPct)
+ 1E-8 GE 0.00
!
   calculate :  #StepDown            = #StepDown OR ( #StepDownDatePass
AND #StepDownBal )
!
   calculate :  #CumLossShft         = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac     = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent           = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost      = #PrevSpecOC
!
   calculate :  #SpecOCTarg          = IF #StepDown _
                                     THEN IF #TrigEvent _
                                          THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                          ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                     ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg          = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg          = #Octval
!
   calculate :  #OCDeficiency        = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus           = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt            = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem            = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol           = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem            = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
```

```
   calculate :  #SubDefic                = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc                = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem                = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA                 = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem                = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt              = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA               = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt _
                                           ELSE BBAL("A") _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA               = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA               = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
   calculate :  #ClassM1PDA              = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt - #ClassAPDA _
                                           ELSE BBAL("A", "M1") -
#ClassAPDA _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#M1TargPct * COLL_BAL)
   calculate :  #ClassM1PDA              = MAX( 0.0, MIN(BBAL("M1"),
#ClassM1PDA ))
   calculate :  #ClassM1PDA              = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassAPDA ) )
!
!
   calculate :  #ClassM2PDA              = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA _
                                           ELSE BBAL("A", "M1", "M2") -
#ClassAPDA - #ClassM1PDA _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#M2TargPct * COLL_BAL)
   calculate :  #ClassM2PDA              = MAX( 0.0, MIN(BBAL("M2"),
#ClassM2PDA ))
   calculate :  #ClassM2PDA              = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA              = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA _
                                           ELSE BBAL("A", "M1", "M2", "M3")
- #ClassAPDA - #ClassM1PDA - #ClassM2PDA _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#M3TargPct * COLL_BAL)
   calculate :  #ClassM3PDA              = MAX( 0.0, MIN(BBAL("M3"),
#ClassM3PDA ))
```

```
   calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3",
"M4") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#M4TargPct * COLL_BAL)
   calculate :  #ClassM4PDA          = MAX( 0.0, MIN(BBAL("M4"),
#ClassM4PDA ))
   calculate :  #ClassM4PDA          = MAX( 0, MIN( #ClassM4PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#M5TargPct * COLL_BAL)
   calculate :  #ClassM5PDA          = MAX( 0.0, MIN(BBAL("M5"),
#ClassM5PDA ))
   calculate :  #ClassM5PDA          = MAX( 0, MIN( #ClassM5PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA ) )
!
!
   calculate :  #ClassM6PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA
- #ClassM4PDA - #ClassM5PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#M6TargPct * COLL_BAL)
   calculate :  #ClassM6PDA          = MAX( 0.0, MIN(BBAL("M6"),
#ClassM6PDA ))
   calculate :  #ClassM6PDA          = MAX( 0, MIN( #ClassM6PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA ) )
!
!
   calculate :  #ClassB1PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#B1TargPct * COLL_BAL)
   calculate :  #ClassB1PDA          = MAX( 0.0, MIN(BBAL("B1"),
```

```
#ClassB1PDA ))
   calculate :  #ClassB1PDA          = MAX( 0, MIN( #ClassB1PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate :  #ClassB2PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B2TargPct * COLL_BAL)
   calculate :  #ClassB2PDA          = MAX( 0.0, MIN(BBAL("B2"),
#ClassB2PDA ))
   calculate :  #ClassB2PDA          = MAX( 0, MIN( #ClassB2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA ) )
!
!
   calculate :  #ClassB3PDA          = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2", "B3") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassB1PDA - #ClassB2PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B3TargPct * COLL_BAL)
   calculate :  #ClassB3PDA          = MAX( 0.0, MIN(BBAL("B3"),
#ClassB3PDA ))
   calculate :  #ClassB3PDA          = MAX( 0, MIN( #ClassB3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA - #ClassB2PDA ) )
!
!
  calculate :  "A" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassAPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
!
  calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM4PDA
!
  calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM5PDA
!
  calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM6PDA
```

```
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB1PDA
!
  calculate :  "B2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB2PDA
!
  calculate :  "B3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB3PDA
!
------------------------------------
!
------------------------------------  Pay Interest to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to A  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest to M4  From Cash
```

```
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest to B3  From Cash
Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B3" )
------------------------------------
!
------------------------------------ Pay Principal to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
------------------------------------
  {#A_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
  {#M1_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
  {#M2_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
  {#M3_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
  {#M4_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
  {#M5_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
  {#M6_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
------------------------------------
  {#B1_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B2" )
------------------------------------
  {#B2_Prn}
------------------------------------
!
------------------------------------  Pay Principal to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B3" )
------------------------------------
  {#B3_Prn}
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M3  From
Cash Account
```

```
         from :  CLASS ( "ROOT" )
          pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
M4  From Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS WDBALINT SEQUENTIAL ("M4")
------------------------------------
!
------------------------------------ Pay Writedown Loss to M4  From
Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
M5  From Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS WDBALINT SEQUENTIAL ("M5")
------------------------------------
!
------------------------------------ Pay Writedown Loss to M5  From
Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
M6  From Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS WDBALINT SEQUENTIAL ("M6")
------------------------------------
!
------------------------------------ Pay Writedown Loss to M6  From
Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
B1  From Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS WDBALINT SEQUENTIAL ("B1")
------------------------------------
!
------------------------------------ Pay Writedown Loss to B1  From
Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
B2  From Cash Account
         from :  CLASS ( "ROOT" )
          pay :  CLASS WDBALINT SEQUENTIAL ("B2")
------------------------------------
!
------------------------------------ Pay Writedown Loss to B2  From
Cash Account
         from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest on Writedown Loss to
B3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B3")
------------------------------------
!
------------------------------------ Pay Writedown Loss to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B3" )
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
------------------------------------
   calculate : #WriteDown = MIN(DELINQ_NET_LOSS, MAX(0.0, BBAL("A#1","M1
#1","M2#1","M3#1","M4#1","M5#1","M6#1","B1#1","B2#1","B3#1") -
COLL_BAL))
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal      = BBAL("A#1","M1#1","M2#1","M3#1","M4#1","M5
#1","M6#1","B1#1","B2#1","B3#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
   calculate : #FGWrapBal = COLL_BAL
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
Schedule "NASIO_5030"
DECLARE
VALUES OK
```

```
     20021225        42,000,000.00
     20030125        39,615,752.17
     20030225        37,366,582.92
     20030325        35,244,851.90
     20030425        33,243,350.33
     20030525        31,355,276.69
     20030625        29,574,213.67
     20030725        27,894,106.55
     20030825        26,309,242.69
     20030925        24,814,232.26
     20031025        23,403,990.01
     20031125        22,073,718.07
     20031225        20,818,889.73
     20040125        19,635,234.13
     20040225        18,518,721.84
     20040325        17,465,551.21
     20040425        16,472,135.50
     20040525        15,535,090.76
     20040625        14,651,224.39
     20040725        13,817,524.31
     20040825        13,031,148.78
     20040925        12,289,416.77
     20041025        11,589,798.90
     20041125        10,929,908.86
     20041225        10,307,495.33
     20050125         9,720,434.34
     20050225         9,166,722.12
     20050325         8,644,468.26
     20050425         8,151,889.33
     20050525         7,687,302.83
!
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040801     9999 9999   FALSE
!
! Pool#  Type     Gross     Current     Original   --Fee--  Maturity
Orig
!                 Coupon    Factor      Balance    P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1     "OR Wrap"    WL    00    WAC            8.7903 (
10625059.63 /     10625059.63 );     10625059.63
1.8475       1.8475           177:3     177:3      180 NO_CHECK
GROUP 1
M        2     "OR Wrap"    WL    00    WAC            8.5572 (
21232344.44 /     21232344.44 );     21232344.44
1.8475       1.8475           322:3     322:3      325 NO_CHECK
GROUP 1
M        3     "OR Wrap"    WL    00    WAC            9.1503 (
131626234.04 /    131626234.04 );    131626234.04
1.8475       1.8475           357:3     357:3      360 NO_CHECK BALLOON
SCHED_BOTH            181 GROUP 1
M        4     "No Wrap"    WL    00    WAC            9.3555 (
462301.02 /       462301.02 );       462301.02
.5275        .5275            90:21     90:21      111 NO_CHECK
GROUP 2
M        5     "No Wrap"    WL    00    WAC            9.3901 (
16920874.79 /     16920874.79 );     16920874.79
```

```
.5275          .5275              176:4      176:4        180 NO_CHECK
GROUP 2
M        6     "No Wrap"    WL     00     WAC            10.0392 (
79526404.88 /     79526404.88 );    79526404.88
.5275          .5275              259:4      259:4        263 NO_CHECK
GROUP 2
M        7     "No Wrap"    WL     00     WAC             9.1838 (
221514.73 /       221514.73 );      221514.73
.5275          .5275              358:2      358:2        360 NO_CHECK BALLOON
SCHED_BOTH               120 GROUP 2
M        8     "No Wrap"    WL     00     WAC             9.6987 (
198506500.11 /    198506500.11 );   198506500.11
.5275          .5275              357:3      357:3        360 NO_CHECK BALLOON
SCHED_BOTH               183 GROUP 2
M        9     "Prefund"    WL     00     WAC             9.5141 (
10878766.36 /     10878766.36 );    10878766.36
0.5275         0.5275             327:3      327:3        330 NO_CHECK BALLOON
SCHED_BOTH               202 GROUP 2
```

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

DTI Ratio

DTI Ratio	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
Not Available	2	154,767.74	0.07	10.47	159	688	18.57	N/A	87.08	0	100	100	0	100
0.01 - 5.00	5	213,511.50	0.09	9.22	177	701	15.3	2.01	95.3	50.77	100	16.84	0	100
5.01 - 10.00	6	486,486.14	0.21	8.89	178	707	18.79	8.26	98.78	76.77	86.88	0	0	100
10.01 - 15.00	35	1,439,073.75	0.63	8.65	211	696	17.52	12.9	91.45	77.03	62.55	26.29	0	100
15.01 - 20.00	94	2,969,279.89	1.3	9.09	197	696	16.78	18.16	93.88	92.84	68.45	25.29	0.34	99.66
20.01 - 25.00	182	6,742,448.33	2.96	8.53	200	700	17.83	22.8	94.21	87.58	85.64	26.03	0.44	99.56
25.01 - 30.00	416	15,111,120.10	6.63	8.83	200	692	18.15	28.02	95.39	86.19	91.2	25.25	0.23	99.77
30.01 - 35.00	748	29,430,016.23	12.91	9	200	690	17.75	32.7	95.61	81.91	90.02	18.89	0.26	99.74
35.01 - 40.00	1,137	46,269,855.93	20.3	9.11	200	686	18.47	37.65	96.14	79.1	91.08	23.56	0.11	99.89
40.01 - 45.00	1,460	60,662,038.38	26.61	9.29	203	680	18.35	42.71	96.26	80.64	91.99	24.82	0.02	99.98
45.01 - 50.00	1,438	57,923,944.36	25.41	9.39	203	661	18.93	47.9	97.4	92.66	96.87	28.14	0.26	99.74
50.01 - 55.00	142	6,496,744.82	2.85	10.13	214	651	19.38	52.73	98.03	95.09	98.86	33.3	0	100
55.01 >=	1	28,308.72	0.01	6.88	356	756	14.96	57.3	94.95	100	100	0	0	100
Total:	**5,666**	**227,927,595.89**	**100**	**9.21**	**202**	**679**	**18.42**	**39.81**	**96.31**	**84.58**	**92.26**	**24.95**	**0.16**	**99.84**

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-4

Assumptions:

Prepay	100 PPC
LIBOR	forward LIBOR
Advance	100%
Recovery Lag	9 months
Severity	100%
StepDown	NO

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	Breakeven CDR	Collateral Cum Loss
M-4	9.4	99,242,067.3567 (21.12%)
B-2	5.9	66,569,555.6344 (14.16%)

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-4 B-2
100 PPC (base case)
Par Price
Trigger Fail
Servicer Advances

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	18.90	15.06	10.92
***CDR - Yield Break**	8.2	6.3	4.4
% Cum Collat Loss - 1st $ Principal Loss	18.11	14.21	9.55
****CDR - 1st $ Principal Loss**	7.8	5.9	3.8

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 100%			
Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	11.26	15.06	14.43
***CDR - Yield Break**	10.8	6.3	3.1
% Cum Collat Loss - 1st $ Principal Loss	10.87	14.21	13.18
****CDR - 1st $ Principal Loss**	10.4	5.9	2.8
Loss Severity: 100%			
Recovery Delay: 6 months. NO ADVANCE			
% Cum Collat Loss Yield Break	10.73	14.51	13.71
***CDR - Yield Break**	10.2	6.0	2.9
% Cum Collat Loss - 1st $ Principal Loss	10.43	13.43	12.44
****CDR - 1st $ Principal Loss**	9.9	5.5	2.6

Any lower CDR (by 0.1 increments) will result in a postive yield
*****Any lower CDR (by 0.1 increments) will not take a principal loss***

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	60,574.14	60,574.14	9.50	-	517	49.83	100.00	-	100.00	100.00	100.00	-	-	-
525	549	> 65%	25,460.67	25,460.67	11.75	-	536	35.00	99.97	-	100.00	100.00	100.00	-	-	-
550	574	> 65%	26,454.14	185,178.96	10.53	-	585	40.65	95.78	6.29	11.03	100.00	66.44	33.56	-	-
575	599	> 70%	35,944.42	2,012,887.59	10.47	-	590	42.74	98.10	0.93	14.78	100.00	87.29	12.71	-	-
600	624	> 70%	34,238.34	41,222,958.51	10.24	-	613	41.88	98.78	9.15	17.93	99.76	92.44	6.62	0.83	-
625	649	> 70%	38,865.04	62,611,582.12	10.13	-	637	40.79	97.04	25.62	17.09	97.64	64.88	29.95	4.22	-
650	674	> 80%	44,857.17	75,539,477.47	10.31	-	662	39.71	97.30	33.01	21.23	95.35	33.12	57.60	8.02	-
675	699	> 80%	46,378.35	84,315,833.59	9.61	-	687	38.95	96.57	43.82	20.83	91.13	28.52	57.75	10.20	-
700	724	> 80%	46,362.16	66,390,609.48	9.20	-	711	38.20	96.63	42.68	24.52	88.13	27.33	57.42	11.12	-
725	749	> 85%	47,692.82	51,079,010.18	8.81	-	736	37.87	96.63	41.03	27.06	84.11	33.13	54.52	6.94	-
750	774	> 85%	46,767.51	35,496,539.79	8.72	-	760	36.63	96.28	45.01	25.27	81.61	37.40	50.92	7.24	-
775	799	> 85%	42,944.31	15,803,504.35	8.36	-	784	35.73	95.33	51.73	23.08	74.84	50.74	36.13	7.06	-
800	max	> 85%	39,533.78	2,095,290.51	8.39	-	807	35.65	95.95	43.75	23.64	83.28	38.67	55.79	2.29	-

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	144,710.58	144,710.58	6.00	-	745	53.46	60.31	100.00	-	100.00	-	100.00	-	-
65%	69%	> 50%	27,394.30	82,182.91	6.74	-	741	54.22	67.91	38.84	-	61.16	61.16	38.84	-	-
70%	74%	> 50%	-	-	-	-	0	-	-	-	-	-	-	-	-	-
75%	79%	> 50%	56,681.48	113,362.96	8.80	-	662	51.11	77.01	-	-	100.00	100.00	-	-	-
80%	84%	> 50%	34,135.18	102,405.54	8.71	-	640	53.49	81.75	-	-	100.00	100.00	-	-	-
85%	89%	> 50%	29,867.46	119,469.82	8.89	-	687	51.94	86.21	16.71	41.61	100.00	29.18	29.22	41.61	-
90%	94%	> 50%	39,085.34	351,768.04	11.13	-	648	52.45	91.08	27.27	19.85	86.42	89.10	10.90	-	-
95%	99%	> 50%	58,394.89	525,554.03	10.34	-	643	52.31	96.96	8.02	36.09	91.02	79.09	5.83	15.08	-
99.01%	max	> 50%	46,067.49	5,712,388.59	10.17	-	654	52.65	99.97	3.06	18.51	100.00	86.66	10.01	3.32	-

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25%	29%	< 550	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30%	34%	< 575	-	-	-	-	-	-	-	-	-	-	-	-	-	-
35%	39%	< 600	37,039.75	518,556.56	10.44	-	579	36.85	96.21	7.71	4.91	100.00	72.78	19.69	7.52	-
40%	44%	< 625	32,805.92	7,512,554.56	10.37	-	613	42.09	98.73	14.21	13.39	100.00	90.11	8.51	1.38	-
45%	49%	< 650	37,726.45	22,598,141.66	10.11	-	625	47.13	98.33	10.42	14.94	99.36	85.93	12.62	1.45	-
50%	54%	< 675	43,720.75	5,115,328.11	10.55	-	631	51.53	98.56	2.81	21.73	99.78	91.76	8.24	-	-
54.01%	max	< 700	44,742.97	1,476,518.07	10.70	-	638	54.91	97.60	11.39	19.20	100.00	94.63	-	5.37	-

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
525	549	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
550	574	62,148.73	62,148.73	10.35	-	567	35.22	90.00	-	-	100.00	-	100.00	-	-	0	0	0
575	599	63,944.58	255,778.32	10.81	-	589	45.25	96.82	-	69.27	100.00	-	100.00	-	-	40.71	0	0
600	624	35,264.75	3,138,562.81	11.05	-	620	39.01	93.67	46.12	32.65	98.47	-	86.95	13.05	-	16.7	4.68	4.97
625	649	40,832.70	21,845,494.34	10.61	-	640	39.21	94.51	45.06	20.80	96.86	-	87.07	12.93	-	28.93	5.85	5.71
650	674	47,230.24	50,868,967.83	10.62	-	663	39.20	96.39	36.48	20.90	94.54	-	88.00	12.00	-	34.93	6.44	5.14
675	699	49,214.40	59,647,848.00	9.88	-	687	38.42	95.53	46.35	22.80	89.89	-	84.65	15.35	-	44.07	5.84	3.69
700	724	50,306.69	47,891,971.17	9.40	-	711	38.13	95.35	47.19	23.45	85.54	-	83.09	16.91	-	39.87	7.14	4.3
725	749	52,835.65	34,554,516.36	9.11	-	736	37.40	94.47	44.12	26.00	80.02	-	87.54	12.46	-	44.43	7.34	3.3
750	774	52,652.39	22,377,264.08	9.07	-	760	36.33	95.01	49.51	22.15	81.31	-	87.73	12.27	-	50.75	7.54	2.45
775	799	47,771.92	7,356,875.30	8.78	-	783	35.32	93.92	50.17	20.28	74.97	-	81.42	18.58	-	44.27	7.91	1.13
800 max		44,053.47	1,365,657.70	8.25	-	807	36.26	91.79	50.54	20.18	81.26	-	92.91	7.09	-	35.59	0	4.36

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
525	549	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
550	574	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
575	599	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
600	624	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
625	649	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
650	674	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
675	699	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
700	724	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
725	749	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
750	774	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
775	799	-	-	-	-	-	-	-	-	-	-	-	-	-	-			
800 max		-	-	-	-	-	-	-	-	-	-	-	-	-	-			

```
!  HEMT04_4V1.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139  ,  subroutines 3.1a1
!!   08/18/2004   12:05 PM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC12563277)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
  DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 30
  DEFINE PREPAY PPC  GROUP 2 RISE_PERS 12 START_CPR 30 END_CPR 30
!
  DEFINE CONSTANT #OrigCollBal = 470000000.00
  DEFINE CONSTANT #OrigCollBal1 = 163483638.11
  DEFINE CONSTANT #OrigCollBal2 = 306516361.89
!
  DEFINE CONSTANT #OrigBondBal = 470000000.00
  DEFINE CONSTANT #OrigBondBal1 = 163483638.11
  DEFINE CONSTANT #OrigBondBal2 = 306516361.89
!
  DEFINE CONSTANT #SpecSenEnhPct = 51%
  DEFINE CONSTANT #ATargPct = 49.000000000000%
  DEFINE CONSTANT #M1TargPct = 57.500000000000%
  DEFINE CONSTANT #M2TargPct = 65.500000000000%
  DEFINE CONSTANT #M3TargPct = 70.000000000000%
  DEFINE CONSTANT #M4TargPct = 74.500000000000%
  DEFINE CONSTANT #M5TargPct = 78.500000000000%
  DEFINE CONSTANT #M6TargPct = 83.000000000000%
  DEFINE CONSTANT #B1TargPct = 86.000000000000%
  DEFINE CONSTANT #B2TargPct = 89.500000000000%
  DEFINE CONSTANT #B3TargPct = 91.000000000000%
  DEFINE #BondBal                        = 470000000.00
!
   FULL_DEALNAME:        HEMT 200404
!
   DEAL SIZE:            $ 470000000.00
   PRICING SPEED:        GROUP 1 PPC 100%
   PRICING SPEED:        GROUP 2 PPC 100%
!  ISSUE DATE:           20040801
   SETTLEMENT DATE:      20040831
!
  Record date delay:     24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "NASIO_5030"
!
 DEFINE VARNAMES #CumLossShft, #TrigCumLossFrac, #FGBal, #StepDown
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE            20040801 _
       DEAL_FIRSTPAY_DATE        20040925
!
!
  DEFINE #FloorCollat         = 0.5% * #OrigCollBal
  DEFINE #SpecOCTarg          = 4.5% * #OrigCollBal
  DEFINE STANDARDIZE OC_ACTUAL_VAL                #OC            = 0.00
```

```
  DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg    = 4.5%
* #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate  = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac    = 0.09
  DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread      = 0
  DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg   =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval        =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF
(CURDATE , MONTHS_ADD(CURDATE,-1))
!
ifdef #cmover_3.0g _
  DEFINE DYNAMIC STICKY #LifeCap      = COLL_NET_LIFECAP
!
ifndef #cmover_3.0g _
  DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
!
  DEFINE #FGWrapBal = 470000000
!
  DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
      36.1   1
      37.1   0.0625
      38.1   0.06458333333
      39.1   0.06666666667
      40.1   0.06875
      41.1   0.07083333333
      42.1   0.07291666667
      43.1   0.075
      44.1   0.07708333333
      45.1   0.07916666667
      46.1   0.08125
      47.1   0.08333333333
      48.1   0.08541666667
      49.1   0.0875
      50.1   0.088125
      51.1   0.08875
      52.1   0.089375
      53.1   0.09
      54.1   0.090625
      55.1   0.09125
      56.1   0.091875
      57.1   0.0925
      58.1   0.093125
      59.1   0.09375
      60.1   0.094375
      61.1   0.095
      62.1   0.09541666667
      63.1   0.09583333333
      64.1   0.09625
```

```
      65.1   0.09666666667
      66.1   0.09708333333
      67.1   0.0975
      68.1   0.09791666667
      69.1   0.09833333333
      70.1   0.09875
      71.1   0.09916666667
      72.1   0.09958333333
      73.1   0.1
      74.1   0.1004166667
      75.1   0.1008333333
      76.1   0.10125
      77.1   0.1016666667
      78.1   0.1020833333
      79.1   0.1025
      80.1   0.1029166667
      81.1   0.1033333333
      82.1   0.10375
      83.1   0.1041666667
      84.1   0.1045833333
      360.1   0.105
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_1MO           1.6
!
DEFINE TRANCHE "EXP", "A", "M1", "M2", "M3", "M4", "M5", "M6", "B1",
"B2", "B3", "R"
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN (
COLL_PREV_BAL ); _
                                                   END ( COLL_BAL
); _
          DAYCOUNT 30360 FREQ M _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A"} LT 0.01);
   Block 371300000.00 at 1.9  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.6 ELSE 0.3 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("A#1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 19975000.00 at 2.18  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
```

```
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.87 ELSE 0.58 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 18800000.00 at 2.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.93 ELSE 0.62 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#1"))
)
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT
0.01);
   Block 10575000.00 at 2.25  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.975 ELSE 0.65 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#
1")) )
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT
0.01);
   Block 10575000.00 at 2.75  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.65 ELSE 1.15 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#1"))
)
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT
0.01);
   Block 9400000.00 at 2.8  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.7 ELSE 1.2 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#1")) )
     0     999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT
0.01);
   Block 10575000.00 at 2.95  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
```

```
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%)
THEN 1.85 ELSE 1.35 ))
     0      999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT
0.01);
   Block 7050000.00 at 3.4  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.3 ELSE 1.8 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B1#1")) )
     0      999
!
Tranche "B2" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B2"} LT
0.01);
   Block 8225000.00 at 3.55  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.45 ELSE 1.95 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B2#1"))
)
     0      999
!
Tranche "B3" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B3"} LT
0.01);
   Block 3525000.00 at 5.1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ
DEAL_FIRST_PAYDATE THEN 24 ELSE 30) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040831  Next 20040925
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4. ELSE 3.5 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("B3#1")) )
     0      999
!
Tranche "R" JUN_RES
   Block 470000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040925
!
  Tranche "#OC"              SYMVAR
  Tranche "#SpecOCTarg"      SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040831 Next 20040925 Settle 20040831
!
  FINANCIAL_GUARANTY "FG" _
             ON COLLAT GROUP 1 _
             COVERS DELINQ LOSSES _
             TOTAL_PAYOUT_CAP 16348363.81
!
  CLASS "EXP"      NO_BUILD_TRANCHE _
                    = "EXP"
```

```
  CLASS "RESID"     NO_BUILD_TRANCHE _
                      = "R#1"
  CLASS "A"           NO_BUILD_TRANCHE _
                      = "A"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      = "M2"
  CLASS "M3"          NO_BUILD_TRANCHE _
                      = "M3"
  CLASS "M4"          NO_BUILD_TRANCHE _
                      = "M4"
  CLASS "M5"          NO_BUILD_TRANCHE _
                      = "M5"
  CLASS "M6"          NO_BUILD_TRANCHE _
                      = "M6"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      = "B1"
  CLASS "B2"          NO_BUILD_TRANCHE _
                      = "B2"
  CLASS "B3"          NO_BUILD_TRANCHE _
                      = "B3"
!
!
  CLASS "ROOT" _
                  WRITEDOWN_BAL RULES _
                  DISTRIB_CLASS RULES _
                  SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                  CALC_WDBALINT _
                  SHORTFALL_PAYBACK WDBALINT TRUE _
                    = "EXP" "A" "M1" "M2" "M3" "M4" "M5" "M6" "B1" "B2"
"B3"  "RESID"
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  100% _
        TARGETVAL        (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                      Month <=          %;_
                           36           100%;  _
                           37           6.25%;  _
                           38           6.458333333%;  _
                           39           6.666666667%;  _
                           40           6.875%;  _
                           41           7.083333333%;  _
                           42           7.291666667%;  _
                           43           7.5%;  _
                           44           7.708333333%;  _
                           45           7.916666667%;  _
```

```
                                  46             8.125%;  _
                                  47             8.333333333%;  _
                                  48             8.541666667%;  _
                                  49             8.75%;  _
                                  50             8.8125%;  _
                                  51             8.875%;  _
                                  52             8.9375%;  _
                                  53             9%;  _
                                  54             9.0625%;  _
                                  55             9.125%;  _
                                  56             9.1875%;  _
                                  57             9.25%;  _
                                  58             9.3125%;  _
                                  59             9.375%;  _
                                  60             9.4375%;  _
                                  61             9.5%;  _
                                  62             9.541666667%;  _
                                  63             9.583333333%;  _
                                  64             9.625%;  _
                                  65             9.666666667%;  _
                                  66             9.708333333%;  _
                                  67             9.75%;  _
                                  68             9.791666667%;  _
                                  69             9.833333333%;  _
                                  70             9.875%;  _
                                  71             9.916666667%;  _
                                  72             9.958333333%;  _
                                  73             10%;  _
                                  74             10.04166667%;  _
                                  75             10.08333333%;  _
                                  76             10.125%;  _
                                  77             10.16666667%;  _
                                  78             10.20833333%;  _
                                  79             10.25%;  _
                                  80             10.29166667%;  _
                                  81             10.33333333%;  _
                                  82             10.375%;  _
                                  83             10.41666667%;  _
                                  84             10.45833333%;  _
                                  360            10.5%;  _
"_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
        EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
        TRIGVAL FORMULA (TRIGGER("StepUp-CumLoss","TRIGVAL"));
!
  OPTIONAL REDEMPTION:     "CLEANUP" _
                           COLL_FRAC 10% _
                           PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #A_Prn =
{
------------------------------------
        from :  CLASS ( "A" )
         pay :  SEQUENTIAL ( "A#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
```

```
{
------------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
        from :  CLASS ( "M3" )
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
        from :  CLASS ( "M4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
        from :  CLASS ( "M5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
        from :  CLASS ( "M6" )
         pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B2_Prn =
{
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B3_Prn =
{
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
```

```
}
!
!
 CMO Block Payment Rules
-----------------------------------
   calculate :  #Princ                  = COLL_P
!
   calculate :  #Interest               = COLL_I
!
   calculate :  #PrevSpecOC             = #SpecOCTarg
!
   calculate :  #CurrentOC              = MAX( 0, COLL_BAL - (BBAL("A#1",
"M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "B1#1", "B2#1", "B3#1")
- #Princ))
!
   calculate :  #XSSpread               = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + COUPONCAP_SHORTFALL
("ROOT") )
!
   calculate :  #FloorOCTotal           = #FloorOCTarg
!
   calculate :  #StepOCTarg             = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass       = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg             = MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg             = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg             = #Octval
!
   calculate :  #OCDeficiency           = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus              = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt               = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem               = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol              = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem               = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
   calculate :  #SubDefic               = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc               = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA                = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #XtraPDA )
!
!
```

```
   calculate :  #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA           = BBAL("A") _
                                       - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA           = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA           = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
   calculate :  #SenEnhancePct       = (COLL_BAL - (BBAL("A") -
#ClassAPDA )) / COLL_BAL
!
   calculate :  #StepDownBal         = (#SenEnhancePct - #SpecSenEnhPct)
+ 1E-8 GE 0.00
!
   calculate :  #StepDown            = #StepDown OR ( #StepDownDatePass
AND #StepDownBal )
!
   calculate :  #CumLossShft         = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac     = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent           = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost      = #PrevSpecOC
!
   calculate :  #SpecOCTarg          = IF #StepDown _
                                     THEN IF #TrigEvent _
                                          THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                          ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                     ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg          = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg          = #Octval
!
   calculate :  #OCDeficiency        = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus           = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt            = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem            = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SpreadHol           = MIN( MAX(0, #XSIntRem -
DELINQ_NET_LOSS), #XSIntRem * 100/100 )
!
   calculate :  #XSIntRem            = IF CURMONTH LE 1 THEN MAX(0,
#XSIntRem - #SpreadHol) ELSE #XSIntRem
!
```

```
   calculate :  #SubDefic               = MAX ( 0, ( BBAL("ROOT") - #Princ
) - COLL_BAL )
!
   calculate :  #AddPrinc               = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA                = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #XtraPDA )
!
!
   calculate :  #DistribAmt             = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassAPDA              = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt _
                                           ELSE BBAL("A") _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#ATargPct * COLL_BAL)
   calculate :  #ClassAPDA              = MAX( 0.0, MIN(BBAL("A"),
#ClassAPDA ))
   calculate :  #ClassAPDA              = MAX( 0, MIN( #ClassAPDA,
#DistribAmt ) )
!
!
   calculate :  #ClassM1PDA             = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt - #ClassAPDA _
                                           ELSE BBAL("A", "M1") -
#ClassAPDA _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#M1TargPct * COLL_BAL)
   calculate :  #ClassM1PDA             = MAX( 0.0, MIN(BBAL("M1"),
#ClassM1PDA ))
   calculate :  #ClassM1PDA             = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassAPDA ) )
!
!
   calculate :  #ClassM2PDA             = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA _
                                           ELSE BBAL("A", "M1", "M2") -
#ClassAPDA - #ClassM1PDA _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#M2TargPct * COLL_BAL)
   calculate :  #ClassM2PDA             = MAX( 0.0, MIN(BBAL("M2"),
#ClassM2PDA ))
   calculate :  #ClassM2PDA             = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA             = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                           THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA _
                                           ELSE BBAL("A", "M1", "M2", "M3")
- #ClassAPDA - #ClassM1PDA - #ClassM2PDA _
                                           - MIN(COLL_BAL - #FloorOCTotal,
#M3TargPct * COLL_BAL)
   calculate :  #ClassM3PDA             = MAX( 0.0, MIN(BBAL("M3"),
#ClassM3PDA ))
```

```
   calculate :  #ClassM3PDA           = MAX( 0, MIN( #ClassM3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M4TargPct * COLL_BAL)
   calculate :  #ClassM4PDA           = MAX( 0.0, MIN(BBAL("M4"),
#ClassM4PDA ))
   calculate :  #ClassM4PDA           = MAX( 0, MIN( #ClassM4PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M5TargPct * COLL_BAL)
   calculate :  #ClassM5PDA           = MAX( 0.0, MIN(BBAL("M5"),
#ClassM5PDA ))
   calculate :  #ClassM5PDA           = MAX( 0, MIN( #ClassM5PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA ) )
!
!
   calculate :  #ClassM6PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA
- #ClassM4PDA - #ClassM5PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#M6TargPct * COLL_BAL)
   calculate :  #ClassM6PDA           = MAX( 0.0, MIN(BBAL("M6"),
#ClassM6PDA ))
   calculate :  #ClassM6PDA           = MAX( 0, MIN( #ClassM6PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA ) )
!
!
   calculate :  #ClassB1PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                                        ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#B1TargPct * COLL_BAL)
   calculate :  #ClassB1PDA           = MAX( 0.0, MIN(BBAL("B1"),
```

```
#ClassB1PDA ))
   calculate :  #ClassB1PDA           = MAX( 0, MIN( #ClassB1PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
   calculate :  #ClassB2PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2") - #ClassAPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#B2TargPct * COLL_BAL)
   calculate :  #ClassB2PDA           = MAX( 0.0, MIN(BBAL("B2"),
#ClassB2PDA ))
   calculate :  #ClassB2PDA           = MAX( 0, MIN( #ClassB2PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA ) )
!
!
   calculate :  #ClassB3PDA           = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassAPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassB1PDA - #ClassB2PDA _
                                         ELSE BBAL("A", "M1", "M2", "M3",
"M4", "M5", "M6", "B1", "B2", "B3") - #ClassAPDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassB1PDA - #ClassB2PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#B3TargPct * COLL_BAL)
   calculate :  #ClassB3PDA           = MAX( 0.0, MIN(BBAL("B3"),
#ClassB3PDA ))
   calculate :  #ClassB3PDA           = MAX( 0, MIN( #ClassB3PDA,
#DistribAmt - #ClassAPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassB1PDA - #ClassB2PDA ) )
!
!
  calculate :  "A" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassAPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
  calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
!
  calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM4PDA
!
  calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM5PDA
!
  calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM6PDA
```

```
!
  calculate :  "B1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB1PDA
!
  calculate :  "B2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB2PDA
!
  calculate :  "B3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassB3PDA
!
------------------------------------
!
------------------------------------  Pay Interest to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to A  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "A" )
------------------------------------
!
------------------------------------  Pay Interest to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------  Pay Interest to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------  Pay Interest to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest Shortfall to M3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest to M4  From Cash
```

```
Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M4  From
Cash Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------ Pay Interest to M5  From Cash
Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M5  From
Cash Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------ Pay Interest to M6  From Cash
Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to M6  From
Cash Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------ Pay Interest to B1  From Cash
Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B1  From
Cash Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------ Pay Interest to B2  From Cash
Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTEREST  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest Shortfall to B2  From
Cash Account
          from :  CLASS ( "ROOT" )
           pay :  CLASS INTSHORT  SEQUENTIAL  ( "B2" )
------------------------------------
!
------------------------------------ Pay Interest to B3  From Cash
Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTEREST  SEQUENTIAL  ( "B3" )
-----------------------------------
!
-----------------------------------  Pay Interest Shortfall to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS INTSHORT  SEQUENTIAL  ( "B3" )
-----------------------------------
!
-----------------------------------  Pay Principal to A  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
-----------------------------------
  {#A_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to M1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
-----------------------------------
  {#M1_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to M2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
-----------------------------------
  {#M2_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to M3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
-----------------------------------
  {#M3_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to M4  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
-----------------------------------
  {#M4_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to M5  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
-----------------------------------
  {#M5_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to M6  From Cash
Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
-----------------------------------
  {#M6_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to B1  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
-----------------------------------
  {#B1_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to B2  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B2" )
-----------------------------------
  {#B2_Prn}
-----------------------------------
!
-----------------------------------  Pay Principal to B3  From Cash
Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B3" )
-----------------------------------
  {#B3_Prn}
-----------------------------------
!
-----------------------------------  Pay Interest on Writedown Loss to
M1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M1")
-----------------------------------
!
-----------------------------------  Pay Writedown Loss to M1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
-----------------------------------
!
-----------------------------------  Pay Interest on Writedown Loss to
M2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M2")
-----------------------------------
!
-----------------------------------  Pay Writedown Loss to M2  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
-----------------------------------
!
-----------------------------------  Pay Interest on Writedown Loss to
M3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M3")
-----------------------------------
!
-----------------------------------  Pay Writedown Loss to M3  From
Cash Account
```

```
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M4  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M4")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M4  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M5  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M5")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M5  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
M6  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("M6")
------------------------------------
!
------------------------------------  Pay Writedown Loss to M6  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B1  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B1")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B1  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B2  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B2")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B2  From
Cash Account
        from :  CLASS ( "ROOT" )
```

```
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B2" )
------------------------------------
!
------------------------------------  Pay Interest on Writedown Loss to
B3  From Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS WDBALINT SEQUENTIAL ("B3")
------------------------------------
!
------------------------------------  Pay Writedown Loss to B3  From
Cash Account
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL   ( "B3" )
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
------------------------------------
   calculate : #WriteDown = MIN(DELINQ_NET_LOSS, MAX(0.0, BBAL("A#1","M1
#1","M2#1","M3#1","M4#1","M5#1","M6#1","B1#1","B2#1","B3#1") -
COLL_BAL))
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal      = BBAL("A#1","M1#1","M2#1","M3#1","M4#1","M5
#1","M6#1","B1#1","B2#1","B3#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
   calculate : #FGWrapBal = COLL_BAL
------------------------------------
   calculate : #LastFGBal = #FGBal
   calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
   calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
Schedule "NASIO_5030"
DECLARE
VALUES OK
```

```
     20021225        42,000,000.00
     20030125        39,615,752.17
     20030225        37,366,582.92
     20030325        35,244,851.90
     20030425        33,243,350.33
     20030525        31,355,276.69
     20030625        29,574,213.67
     20030725        27,894,106.55
     20030825        26,309,242.69
     20030925        24,814,232.26
     20031025        23,403,990.01
     20031125        22,073,718.07
     20031225        20,818,889.73
     20040125        19,635,234.13
     20040225        18,518,721.84
     20040325        17,465,551.21
     20040425        16,472,135.50
     20040525        15,535,090.76
     20040625        14,651,224.39
     20040725        13,817,524.31
     20040825        13,031,148.78
     20040925        12,289,416.77
     20041025        11,589,798.90
     20041125        10,929,908.86
     20041225        10,307,495.33
     20050125         9,720,434.34
     20050225         9,166,722.12
     20050325         8,644,468.26
     20050425         8,151,889.33
     20050525         7,687,302.83
!
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date         P/Y    BV   Use BV for 0
  WL  20040801     9999 9999   FALSE
!
! Pool#  Type      Gross      Current      Original    --Fee--  Maturity
Orig
!                  Coupon     Factor       Balance     P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1     "OR Wrap"    WL    00    WAC           8.7903 (
10625059.63 /     10625059.63 );    10625059.63
1.8475       1.8475            177:3     177:3       180 NO_CHECK
GROUP 1
M        2     "OR Wrap"    WL    00    WAC           8.5572 (
21232344.44 /     21232344.44 );    21232344.44
1.8475       1.8475            322:3     322:3       325 NO_CHECK
GROUP 1
M        3     "OR Wrap"    WL    00    WAC           9.1503 (
131626234.04 /    131626234.04 );    131626234.04
1.8475       1.8475            357:3     357:3       360 NO_CHECK BALLOON
SCHED_BOTH             181 GROUP 1
M        4     "No Wrap"    WL    00    WAC           9.3555 (
462301.02 /       462301.02 );      462301.02
.5275        .5275             90:21     90:21       111 NO_CHECK
GROUP 2
M        5     "No Wrap"    WL    00    WAC           9.3901 (
16920874.79 /     16920874.79 );    16920874.79
```

```
.5275         .5275             176:4     176:4       180 NO_CHECK
GROUP 2
M        6     "No Wrap"    WL    00    WAC             10.0392 (
79526404.88 /      79526404.88 );    79526404.88
.5275         .5275             259:4     259:4       263 NO_CHECK
GROUP 2
M        7     "No Wrap"    WL    00    WAC              9.1838 (
221514.73 /        221514.73 );      221514.73
.5275         .5275             358:2     358:2       360 NO_CHECK BALLOON
SCHED_BOTH              120 GROUP 2
M        8     "No Wrap"    WL    00    WAC              9.6987 (
198506500.11 /     198506500.11 );   198506500.11
.5275         .5275             357:3     357:3       360 NO_CHECK BALLOON
SCHED_BOTH              183 GROUP 2
M        9     "Prefund"    WL    00    WAC              9.5141 (
10878766.36 /      10878766.36 );    10878766.36
0.5275        0.5275            327:3     327:3       330 NO_CHECK BALLOON
SCHED_BOTH              202 GROUP 2
```

DERIVED INFORMATION [8/18/04]

HEMT Series 2004-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-4

Assumptions:

Prepay	100 PPC
LIBOR	forward LIBOR
Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	FWD	Breakeven CDR	Collateral Cum Loss
M-3	+100	9.3	97,802,575.4900 (20.81%)
M-3	+200	8.2	88,813,596.4352 (18.90%)
B-1	+100	5.4	61,738,167.6425 (13.14%)
B-1	+200	4.5	52,382,716.9987 (11.15%)
B-2	+100	4.4	51,322,143.7674 (10.92%)
B-2	+200	3.8	44,867,344.6941 (9.55%)